2024
Annual Report

Ames Mine
Ames, Iowa
Diamond Elite Winner

Martin
Marietta



Martin Marietta, a member of the S&P 500 Index, is an American-based company and a leading supplier of building materials, including aggregates, cement, ready mixed concrete and asphalt. Through a network of operations spanning 28 states, Canada and The Bahamas, dedicated Martin Marietta teams supply the resources necessary for building the solid foundations on which our communities thrive. Martin Marietta's Magnesia Specialties business produces high-purity magnesia and dolomitic lime products used domestically and worldwide in environmental, industrial, agricultural and specialty applications.

■ Production and Sales
■ Magnesia Specialties Manufacturing Facilities
■ Cement Production Plant

Mission. Vision. Values.

Letter to Shareholders...2-8

Financial Highlights...9

Statement of Responsibility and Management's Report on Internal Control

   Over Financial Reporting...10

Report of Independent Registered Public Accounting Firm—

   PricewaterhouseCoopers LLP 11-12

Consolidated Statements of Earnings..13

Consolidated Statements of Comprehensive Earnings....................14

Consolidated Balance Sheets...15

Consolidated Statements of Cash Flows.......................................16

Consolidated Statements of Total Equity 17

Notes to Financial Statements...18-49

Management's Discussion and Analysis of Financial Condition

   and Results of Operations...50-78

Common Stock Performance Graph 79

Additional Non-GAAP Reconciliations 80

Company Directory...81-85

General Information 86



LETTER TO SHAREHOLDERS

Martin Marietta Continues to Lead the Aggregates Industry with Enhanced Portfolio and Unwavering Commitment to Safety and Excellence

2024 Marked the Most Active Year for M&A in Company History; Martin Marietta Continues its Disciplined Pursuit of Accretive Growth in Attractive Markets to Further Drive Durability and Value Creation

Dear Fellow Shareholders,

C. Howard Nye
Chair, President and Chief Executive Officer

In 2024, we successfully navigated several challenging product-demand dynamics – including persistent inclement weather and a modest private-construction slowdown – by achieving record companywide safety performance and record profitability for total aggregates operations. Moreover, our aggregates business grew unit profitability by 13% on an organic basis. We also reshaped our business through a series of portfolio-optimizing transactions that purposefully increased exposure to our aggregates product line in target markets. These accomplishments, taken together with our fourth-quarter results, provide the foundation for profitable growth in 2025 and beyond.



We are proud to have achieved our eighth consecutive year of world-class lost-time incident rate (LTIR) performance and solid financial results despite extreme weather headwinds. Our accomplishments speak to the resiliency of our business, the talent and dedication of our people and the markets in which we have carefully chosen to operate. Importantly, Martin Marietta's strong financial and operational results reinforce our expectation that our aggregates price/cost spread will continue to expand over time, driving improvement in unit profitability through macroeconomic cycles. Our clearly-defined and executable strategic plan positions our Company for near- and long-term success with ample opportunity to grow. The following chart highlights just a few of our 2024 accomplishments.

2024 Safety & Financial Highlights from Continuing Operations

- ✓ Achieved world-class total injury incident rate (TIIR) for the 4th consecutive year
- ✓ Magnesia Specialties, Southwest and East Divisions outperformed world-class TIIR with metrics of 0.00, 0.47 and 0.53, respectively
- ✓ 99.9% of employees experienced zero lost-time incidents
- ✓ Expanded consolidated Adjusted EBITDA margin by 20 basis points
- ✓ Achieved aggregates gross profit per ton improvement of 9%, despite lower shipments
- ✓ Optimized portfolio with nearly $4 billion of aggregates-led acquisitions and $2 billion of non-core asset divestitures
- ✓ Maintained a strong balance sheet



LETTER TO SHAREHOLDERS

Martin Marietta's steadfast commitment to our core values and the disciplined execution of our Strategic Operating Analysis and Review (SOAR) plan has long been the cornerstone of our success. Our SOAR plan, which is formally refreshed in five-year intervals, supports our long track record of delivering superior financial performance — and continues to serve as a strategic roadmap to deliver profitable growth while maximizing shareholder value.

Since the launch of SOAR 2025 at our Investor Day in 2021, we have made enormous progress toward achieving both our inorganic and organic growth objectives, as well as our aim of doubling our Company's market capitalization by 2025. Over the past four years, we have improved our price/cost spread, expanded our capacity in high-growth areas like Dallas-Fort Worth (DFW) and entered specifically targeted new regions through strategic platform M&A.

Overall, Martin Marietta's success in implementing our strategic plan is evidenced by the Company's position as a leading supplier of aggregates and our Company's 551% cumulative total shareholder return (TSR) since SOAR's inception in 2010.



Total Shareholder Return
(12/31/2010 - 12/31/2024)

Record Year in Enterprise Excellence, Including Safest Year on Record

Our safety and enterprise excellence culture have long underpinned our strong financial results and successful SOAR execution. We had a record year in enterprise excellence in 2024 – reaffirming our drive to continuously improve safety, operating and commercial performance results.

As noted, we achieved yet another year of the finest trailing safety indicators in our history, with a world-class LTIR of 0.129 and a world-class TIIR of 0.650. Notably, these impressive figures include our recently acquired operations, underscoring the success of our exemplary integration expertise and Guardian Angel safety culture.



LETTER TO SHAREHOLDERS

ACHIEVED WORLD-CLASS SAFETY

Eighth-Consecutive Year of World-Class Lost-Time Incident Rate (LTIR) Performance



Fourth-Consecutive Year of World-Class Total Injury Incident Rate (TIIR) Performance



Our Magnesia Specialties, Southwest and East Divisions outperformed world-class metrics, with TIIRs of 0.00, 0.47 and 0.53, respectively. Across the Company, 99.9% of employees experienced zero lost-time incidents. Importantly, we are making meaningful progress toward our goal of zero safety incidents across our entire Company – with 99.3% of employees experiencing **ZERO** reportable incidents, an improvement from 99.1% in 2023.

Building upon the recommendations of our 2023 Safety Task Force, we improved safety performance at legacy operations while significantly transforming results at acquired operations. Among other things, we introduced updated Basic Safety Rules, including our Guardian Angel Fundamentals program. This program is dedicated to addressing potential life and limb exposures with a four-fold emphasis: line-of-fire impact hazards; working at heights; energy controls; and slips, trips and falls. We believe it has and will continue to make a profoundly positive difference.

We remain committed to retaining and rewarding talent and staying in front of challenging employment market conditions. Our fidelity to being a great employer and fostering a safe and productive workplace is evidenced by our Company's recent certification as a Great Place to Work®. We fervently believe that every member of the Martin Marietta team plays a critical role in advancing and maintaining our safety and enterprise excellence culture, which is foundational to our success. I could not be prouder to work with such a caring, dedicated group that prioritizes teamwork, integrity, excellence, pride and community involvement.

2024 Solid Financial Performance

Our 2024 financial results were notable given the year's extreme weather and softer macro economy. We experienced a series of well-chronicled weather events, including significant precipitation and high winds with Tropical Storm Debby in North Carolina, Hurricane Beryl in Texas and Hurricane Helene across much of our Southeast footprint. Above all else, we are grateful



for the safety of our colleagues and their families. We continue to provide support for those affected by these tragic natural disasters.

While we experienced pressure on revenues, Adjusted EBITDA and earnings per diluted share, we achieved another year of double-digit organic unit profitability growth in the aggregates business, which will accrue to our great benefit as shipment volumes inevitably return. Martin Marietta's ability to persevere through considerable headwinds – demonstrated by the 20-basis-point improvement in consolidated Adjusted EBITDA margin – reflects the efficacy of our value-over-volume strategy, focus on operational and commercial excellence and diversified geographic footprint.

Consistent with our capital allocation priorities, we returned a total of $639 million to shareholders through a combination of share repurchases and dividend payments in 2024. In our 30 years as a publicly traded company, we have steadily maintained or increased our dividend. Consistent with that history, in August 2024, the Board of Directors approved a 7% increase to Martin Marietta's quarterly cash dividend. This is our 9th consecutive annual dividend increase, demonstrating the Board's confidence in our financial position, free cash flow generation and long-term growth prospects.

Disciplined Portfolio Management Driving Continued Aggregates-Led Growth

M&A has been a hallmark of SOAR 2025. Over the last four years, we have completed over $3 billion of non-core asset divestitures to partially fund $7 billion of aggregates-led acquisitions. These portfolio actions, coupled with the execution of our commercial and operational strategic priorities, have transformed our business, while generating approximately $14 billion of equity value in the process. Remarkably, 2024 was our most active M&A year ever, with nearly $4 billion of acquisitions and over $2 billion of asset divestitures. This includes the completion of the sale of our South Texas cement and related ready mixed concrete business in February 2024, which strategically narrowed our cement portfolio to one remaining operation in the DFW Metroplex at Midlothian, Texas. Importantly, the assets we sold and retained were wholly consistent with our SOAR plan and our position as an aggregates-led company with strategic cement, magnesia specialties, and targeted downstream operations.

2024 Strategic Transactions

Divestment

Product Line	Transaction	Geography
Cement / Ready Mix	Hunter Cement and South Texas Ready Mixed Concrete	Central/South Texas

Acquisitions

Product Line	Transaction	Geography
Aggregates	Albert Frei & Sons	Colorado
Aggregates	Blue Water Industries Assets	Southeast US
Aggregates	Youngquist Brothers Rock	Florida
Aggregates	Maitri Road Sand & Gravel	California
Aggregates	R.E. Janes Gravel	Texas

We are pleased to have added nearly one billion tons of aggregates reserves to our footprint in 2024. We acquired and integrated both Blue Water Industries (BWI Southeast) and Albert Frei & Sons Inc. In October 2024, we added a limestone source on Florida's Gulf coast to our portfolio with the acquisition of Youngquist Brothers Rock, and we acquired the Maitri Road Sand & Gravel facility in Corona, California. We concluded the year with the acquisition and integration of R.E. Janes Gravel Co.'s operations in West Texas in December 2024. All of these 2024 aggregates bolt-on acquisitions are in attractive SOAR-identified geographies.



LETTER TO SHAREHOLDERS

Our active portfolio management helps maximize the value of our business. Through purposeful portfolio evolution and curation, we thoughtfully cultivate acquisitions and selectively prune assets at opportune times. By using cyclical and non-strategic cement and ready mixed concrete as consideration for pure aggregates assets, we achieved a fourfold objective of creating a more durable earnings profile, enhancing the gross profit contribution from our core aggregates product line, expanding geographic diversification and reducing greenhouse gas (GHG) emissions.

As a result of our skillful approach to M&A and ability to realize synergies, we exited 2024 with a strong balance sheet positioned for further acquisitive growth and net leverage of 2.3x at year-end, well within our targeted range. Additionally, our continued management and disposition of non-operating property generated $40 million in cash in 2024 that can be redeployed into productive aggregates assets.

The timely completion and smooth integrations of five new businesses over the course of the year is a testament to our successful M&A strategy, as well as our team's outstanding operational execution. Our proven acquisition playbook – which incorporates Human Resources, Finance, and Information Services disciplines – proved effective in enhancing our ability to introduce employees at recently acquired sites to our culture and facilitate a productive and seamless onboarding experience.

Through our ongoing M&A, we will continue to optimize our highly productive coast-to-coast footprint for continued profitable growth, while also enhancing overall business durability. Martin Marietta's M&A pipeline remains attractive, and we are proud that our Company is a preferred acquirer in the United States with distinct competitive and regulatory advantages. Moreover, our strong balance sheet positions us well to continue to be an active and constructive leader in our fragmented industry's ongoing and future consolidation.

Successful Execution of Value-Over-Volume Pricing

Our value-over-volume philosophy and commercial strategy continues to generate positive results, as clearly evidenced by 2024's strong aggregates unit profitability growth and continued consolidated Adjusted EBITDA margin expansion. By adhering to our value-over-volume strategy, supported by ever-enhancing tools and analytical support, our locally led sales teams delivered year-over-year price increases across all product lines with an increase in our total aggregates average selling price (ASP) per ton of 10%.

As an aggregates-led company, our aggregates product line drives our operating results, contributing 76% of reportable segment gross profit, up from nearly 70% in 2023. Specifically, in 2024 we achieved record revenues and gross profit for total aggregates operations, with total aggregates gross profit per ton increasing by 9%. Pricing remains a compelling investment thesis for aggregates – with annual pricing improvement expectations historically in the approximately 4% range, roughly 200 basis points higher than average inflation. In 2024, organic aggregates ASP per ton grew 11% and, since the launch of SOAR 2025, our cumulative aggregates ASP per ton has more than doubled the Producer Price Index (PPI), a direct result of our sales teams' adherence to our winning strategy.



SOAR Period Aggregate Pricing Performance



Our Magnesia Specialties business also generated record revenues and gross profit, with the latter increasing by $10 million, or 10%. Both revenues and gross profit were driven by strong pricing gains, which more than offset the impacts of lime and chemicals shipment declines on revenues and lower volumes and unfavorable cost absorption on gross profit.

In 2025 and beyond, we remain confident in the fundamental strength and underlying drivers of our differentiated business model. We expect pricing momentum, the disproportionate driver of aggregates unit-profit growth, will naturally moderate from the post-COVID highs, but sustain at higher-than-historical growth rates, as the supply of high-quality aggregates reserves near major metropolitan areas becomes scarcer and related replacement costs increase. As a result, Martin Marietta is positioned to continue growing aggregates unit profitability through various end-market demand environments.

Poised to Benefit from Multi-Year Tailwinds and Growth Trends

As we move forward, funding certainty at the state and federal government levels will provide volume stability and support a healthy pricing environment in the aggregates-intensive, often countercyclical, traditional infrastructure end market for years to come. Both rebuilding and maintaining our nation's heavy infrastructure remains a bipartisan national strategic priority and the Infrastructure Investment and Jobs Act (IIJA) is still in the early innings. Three years into the five-year IIJA, nearly 70% of Highway & Bridge funds remain to be invested, indicating robust multi-year tailwinds.

After bottoming in 2024, nonresidential construction was already expected to begin a modest recovery in 2025 with the build-out of artificial intelligence infrastructure supporting emerging growth trends in both data centers and related energy requirements. However, the new Administration recently announced the Stargate initiative, which aims to simplify permitting as well as significantly boost data center construction in the United States through a massive $500 billion investment. Martin Marietta's geographies have already proven to be compelling in Stargate's earliest stages. Moreover, aggregates-intensive warehouse construction appears to be trending up from a cyclical bottom in select markets.

Relative to residential activity, with demographic trends favoring our geographies, coupled with pent-up demand, Martin Marietta is positioned to capitalize on the nation's structurally underbuilt market. However, we do not expect a meaningful single-family housing recovery until the persistent affordability challenges abate.

In short, record levels of state and federal investment through the IIJA, multi-year public construction activity, domestic reshoring, the artificial intelligence infrastructure build-out and the long-awaited single-family housing-led residential recovery all support our durable aggregates shipment growth and continued attractive pricing momentum for years ahead.

Continued Commitment to Excellence in Governance and Sustainability

We remain committed to driving growth and creating shareholder value through sustainable, responsible and transparent business practices with best-in-class governance. Working in close collaboration with our highly qualified and engaged Board of Directors, I, together with Martin Marietta's senior management team, communicate closely with our shareholders, both through our robust year-round dialogue and our Spring and Fall Engagement Programs. We continue to look for opportunities to reduce our Company's carbon footprint and invest in a sustainable future that are sensible and create value for our constituents. In response to shareholder feedback from 2023, we continued to monitor, review and respond to various sustainability indices and surveys, including CDP, Climate Action 100+, Sustainalytics and the SBTi. In addition, we are proud to have been recognized as a Trendsetter Company in the 2024 CPA-Zicklin Index, meaning Martin Marietta earned a score of 90% or higher with respect to the strength of the Company's political spending disclosure practices and oversight policies.



Positioned to Continue Driving Impressive Growth and Value Creation

We take great pride in our consistent outperformance compared to the S&P 500, as measured by total shareholder returns (TSR). Since the start of SOAR 2025 on January 1, 2021, Martin Marietta has generated TSR of 87% as compared with the S&P 500's TSR of 66%, unequivocally signaling the strength of our business model. Thanks to our pricing growth through cycles, diversified end-market exposure, disciplined execution of our proven strategic plan and strong balance sheet with significant opportunities for acquisitive growth, we are well positioned to meet our goal of doubling our Company's market capitalization by the conclusion of the SOAR 2025 period. And, as you would reasonably expect, later this year we will introduce you to SOAR 2030.

Through our deliberate development of leading positions in the nation's fastest-growing markets, we have built an increasingly resilient, efficient and cash flow generative business and continue to see significant growth opportunities ahead. This strong foundation enables us to consistently deliver superior shareholder value creation despite market and macro headwinds.

Our talented and trusted team of 9,400 colleagues across the United States, Canada and The Bahamas is the driving force behind our immense success, and I thank them for their tremendous contributions.

On behalf of the Board and the entire Martin Marietta team, thank you for your continued support. We look forward to keeping you updated on our progress.

Respectfully yours,

C. Howard Nye
Chair, President and Chief Executive Officer

February 21, 2025



FINANCIAL HIGHLIGHTS

(in millions, except per share data)		2024		2023
Total revenues	$	6,536	$	6,777
Earnings from operations[1,2,3]	$	2,707	$	1,596
Net earnings from continuing operations attributable to Martin Marietta[1,2,3]	$	1,995	$	1,199
Diluted earnings from continuing operations per common share[1,2,3]	$	32.41	$	19.32
Cash dividends per common share	$	3.06	$	2.80



REVENUES
(in millions)

2024	$6,536
2023	$6,777
2022	$6,161
2021	$5,414
2020	$4,730



EARNINGS FROM OPERATIONS[1,2,3]
(in millions)

2024	$2,707
2023	$1,596
2022	$1,207
2021	$974
2020	$1,005



NET EARNINGS FROM CONTINUING OPERATIONS
ATTRIBUTABLE TO MARTIN MARIETTA[1,2,3] (in millions)

2024	$1,995
2023	$1,199
2022	$856
2021	$702
2020	$721

TOTAL RETURN (INCLUSIVE OF DIVIDENDS)
(as of December 31, 2024)

	Martin Marietta Common Stock	S&P 500 Index	S&P 500 Materials Index
1 Yr.	4.1%	25.0%	0.0%
3 Yr.	19.5%	29.3%	(1.3)%
5 Yr.	91.4%	97.0%	51.7%
10 Yr.	407.8%	242.5%	113.4%

[1]   Amounts for 2024, 2022 and 2020 include $1.3 billion ($1.0 billion, or $15.85 per diluted share, after tax), $152 million ($109 million, or $1.74 per diluted share, after tax) and $70 million ($54 million, or $0.87 per diluted share, after tax) of nonrecurring gains on land sales and divested assets, respectively.

[2]   Amounts for 2024 and 2021 include a $20 million increase ($15 million, or $0.24 per diluted share, after tax) and a $31 million increase ($23 million, or $0.37 per diluted share, after tax), respectively, in cost of revenues for the impact of selling acquired inventory after its markup to fair value as part of acquisition accounting and acquisition-related expenses of $40 million ($32 million, or $0.51 per diluted share, after tax) and $58 million ($44 million, or $0.70 per diluted share, after tax), respectively.

[3]   Amount for 2024 includes a $50 million ($37 million, or $0.61 per diluted share, after tax) noncash asset and portfolio rationalization charge.



Statement of Responsibility and Management's Report on Internal Control over Financial Reporting

Management's Statement of Responsibility

The management of Martin Marietta Materials, Inc. (the Company or Martin Marietta) is responsible for the consolidated financial statements, the related financial information contained in this Form 10-K and the establishment and maintenance of adequate internal control over financial reporting. The consolidated balance sheets for Martin Marietta, at December 31, 2024 and 2023, and the related consolidated statements of earnings, comprehensive earnings, total equity and cash flows for each of the three years in the period ended December 31, 2024, include amounts based on estimates and judgments and have been prepared in accordance with accounting principles generally accepted in the United States applied on a consistent basis.

A system of internal control over financial reporting is designed to provide reasonable assurance, in a cost-effective manner, that assets are safeguarded, transactions are executed and recorded in accordance with management's authorization, accountability for assets is maintained and financial statements are prepared and presented fairly in accordance with accounting principles generally accepted in the United States. Internal control systems over financial reporting have inherent limitations and may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

The Company operates in an environment that establishes an appropriate system of internal control over financial reporting and ensures that the system is maintained, assessed and monitored on a periodic basis. This internal control system includes examinations by internal audit staff and oversight by the Audit Committee of the Board of Directors.

The Company's management recognizes its responsibility to foster a strong ethical climate. Management has issued written policy statements that document the Company's business code of ethics. The importance of ethical behavior is regularly communicated to all employees through the distribution of the *Code of Ethical Business Conduct* and through ongoing education and review programs designed to create a strong commitment to ethical business practices.

The Audit Committee of the Board of Directors, which consists of four independent, nonemployee directors, meets periodically and separately with management, the independent auditors and the internal auditors to review the activities of each. The Audit Committee meets standards established by the Securities and Exchange Commission (SEC) and the New York Stock Exchange as they relate to the composition and practices of audit committees.

Management's Report on Internal Control over Financial Reporting

The management of Martin Marietta is responsible for establishing and maintaining adequate internal control over financial reporting. Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2024. In making this assessment, management used the criteria set forth in *Internal Control—Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Based on management's assessment under the 2013 framework, management concluded that the Company's internal control over financial reporting was effective as of December 31, 2024.

The consolidated financial statements of the Company as of December 31, 2024 and 2023, and for each of the three years in the period ended December 31, 2024, and the effectiveness of the Company's internal control over financial reporting as of December 31, 2024, have been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, whose report appears on the following pages.

C. Howard Nye, *Chair, President and Chief Executive Officer*

James A. J. Nickolas, *Executive Vice President and Chief Financial Officer*

February 21, 2025



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Martin Marietta Materials, Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Martin Marietta Materials, Inc. and its subsidiaries (the "Company") as of December 31, 2024 and 2023, and the related consolidated statements of earnings, of comprehensive earnings, of total equity and of cash flows for each of the three years in the period ended December 31, 2024, including the related notes and schedule of valuation and qualifying accounts for each of the three years in the period ended December 31, 2024 appearing under Item 15(a)(2) (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and



expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Acquisition of BWI Southeast – Valuation of Mineral Reserves

As described in Note B to the consolidated financial statements, on April 5, 2024, the Company completed the acquisition of 20 active aggregates operations in Alabama, South Carolina, South Florida, Tennessee, and Virginia from affiliates of Blue Water Industries LLC (BWI Southeast) for $2.05 billion in cash, which resulted in the Company recording mineral reserves of $1.9 billion . As disclosed by management, the fair value of mineral reserves is determined using an excess earnings approach, which requires significant judgment to estimate future cash flows based on available historical information and future expectations, as well as significant assumptions, which include forecasted revenues based on sales price and shipment volumes, EBITDA margin, forecasted expenses inclusive of production costs and capital needs, and the discount rate.

The principal considerations for our determination that performing procedures relating to the valuation of mineral reserves acquired in the acquisition of BWI Southeast is a critical audit matter are (i) the significant judgment by management when developing the fair value estimate of the mineral reserves acquired; (ii) a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating management's significant assumptions related to forecasted revenues, EBITDA margin and the discount rate; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the acquisition accounting, including controls over management's valuation of the mineral reserves acquired. These procedures also included, among others, (i) reading the purchase agreement; (ii) testing management's process for developing the fair value estimate of the mineral reserves acquired; (iii) evaluating the appropriateness of the excess earnings approach; (iv) testing the completeness and accuracy of the underlying data used in the excess earnings approach; and (v) evaluating the reasonableness of the significant assumptions used by management related to forecasted revenues, EBITDA margin and the discount rate. Evaluating management's assumptions related to forecasted revenues and EBITDA margin involved considering (i) the current and past performance of the BWI Southeast business; (ii) the current and past performance of peer companies; (iii) the consistency with external market and industry data; and (iv) whether the assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in evaluating (i) the appropriateness of the excess earnings approach and (ii) the reasonableness of the discount rate assumption.

/s/ PricewaterhouseCoopers LLP
Raleigh, North Carolina
February 21, 2025

We have served as the Company's auditor since 2016.



MARTIN MARIETTA MATERIALS, INC. AND CONSOLIDATED SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EARNINGS

years ended December 31

(in millions, except per share data)	2024		2023		2022
Revenues	$	**6,536**	$	6,777	$	6,161
Cost of revenues		**4,658**		4,754		4,738
Gross Profit		**1,878**		2,023		1,423
Selling, general and administrative expenses		**447**		443		397
Acquisition, divestiture and integration expenses		**50**		12		9
Other operating income, net		**(1,326)**		(28)		(190)
Earnings from Operations		**2,707**		1,596		1,207
Interest expense		**169**		165		169
Other nonoperating income, net		**(58)**		(62)		(53)
Earnings from continuing operations before income tax expense		**2,596**		1,493		1,091
Income tax expense		**600**		293		235
Earnings from continuing operations		**1,996**		1,200		856
(Loss) Earnings from discontinued operations, net of income tax (benefit) expense		**—**		(30)		11
Consolidated net earnings		**1,996**		1,170		867
Less: Net earnings attributable to noncontrolling interests		**1**		1		—
Net Earnings Attributable to Martin Marietta	$	**1,995**	$	1,169	$	867
Net Earnings (Loss) Attributable to Martin Marietta Per Common Share (see Note A)						
Basic earnings per share from continuing operations attributable to common shareholders	$	**32.50**	$	19.38	$	13.74
Basic (loss) earnings per share from discontinued operations attributable to common shareholders		**—**		(0.50)		0.17
	$	**32.50**	$	18.88	$	13.91
Diluted earnings per share from continuing operations attributable to common shareholders	$	**32.41**	$	19.32	$	13.70
Diluted (loss) earnings per share from discontinued operations attributable to common shareholders		**—**		(0.50)		0.17
	$	**32.41**	$	18.82	$	13.87
Weighted-Average Common Shares Outstanding						
Basic		**61.4**		61.9		62.3
Diluted		**61.6**		62.1		62.5

The accompanying Notes to the Financial Statements are an integral part of these statements.



MARTIN MARIETTA MATERIALS, INC. AND CONSOLIDATED SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE EARNINGS

years ended December 31 (in millions)	2024	2023	2022
Consolidated Net Earnings	$ 1,996	$ 1,170	$ 867
Other comprehensive earnings (loss), net of tax:			
Defined benefit pension and postretirement plans:			
Net gain (loss) arising during period, net of tax of $11, $(5) and $29, respectively	33	(16)	88
Prior service cost arising during period, net of tax of $0, $0 and $(12), respectively	—	—	(36)
Amortization of prior service cost, net of tax of $1, $2 and $1, respectively	5	4	3
Amortization of actuarial loss, net of tax of $0, $0 and $1, respectively	1	—	3
Amount recognized in net periodic pension cost due to settlement, net of tax of $0, $0 and $1, respectively	—	—	4
	39	(12)	62
Foreign currency translation (loss) gain	(3)	1	(2)
	36	(11)	60
Comprehensive Earnings Attributable to Martin Marietta	$ 2,032	$ 1,159	$ 927

The accompanying Notes to the Financial Statements are an integral part of these statements.



MARTIN MARIETTA MATERIALS, INC. AND CONSOLIDATED SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

December 31 (in millions, except share and par value data)	2024		2023	
Assets				
Current Assets:				
Cash and cash equivalents	$	670	$	1,272
Restricted cash		—		10
Accounts receivable, net		678		753
Inventories, net		1,115		989
Current assets held for sale		8		807
Other current assets		71		88
Total Current Assets		2,542		3,919
Property, plant and equipment, net		10,109		6,186
Goodwill		3,767		3,389
Other intangibles, net		730		698
Operating lease right-of-use assets, net		376		372
Other noncurrent assets		646		561
Total Assets	$	18,170	$	15,125
Liabilities and Equity				
Current Liabilities:				
Accounts payable	$	375	$	343
Accrued salaries, benefits and payroll taxes		73		102
Accrued income taxes		102		6
Accrued other taxes		50		47
Accrued interest		45		41
Current maturities of long-term debt		125		400
Current operating lease liabilities		56		53
Other current liabilities		190		178
Total Current Liabilities		1,016		1,170
Long-term debt		5,288		3,946
Deferred income taxes, net		1,169		874
Noncurrent operating lease liabilities		335		327
Noncurrent asset retirement obligations		423		383
Other noncurrent liabilities		483		389
Total Liabilities		8,714		7,089
Commitments and Contingent Liabilities - Note N				
Equity:				
Common stock ($0.01 par value; 100,000,000 shares authorized; 61,126,646 shares and 61,821,421 shares outstanding at December 31, 2024 and 2023, respectively)		1		1
Preferred stock ($0.01 par value; 10,000,000 shares authorized; no shares outstanding)		—		—
Additional paid-in capital		3,550		3,519
Accumulated other comprehensive loss		(13)		(49)
Retained earnings		5,915		4,563
Total Shareholders' Equity		9,453		8,034
Noncontrolling interests		3		2
Total Equity		9,456		8,036
Total Liabilities and Equity	$	18,170	$	15,125

The accompanying Notes to the Financial Statements are an integral part of these statements.



MARTIN MARIETTA MATERIALS, INC. AND CONSOLIDATED SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

years ended December 31 (in millions)	2024	2023	2022
Cash Flows from Operating Activities:			
Consolidated net earnings	$ 1,996	$ 1,170	$ 867
Adjustments to reconcile consolidated net earnings to net cash provided by operating activities:			
Depreciation, depletion and amortization	573	513	506
Stock-based compensation expense	58	50	43
Net gains on divestitures, sales of assets and extinguishment of debt	(1,369)	(2)	(196)
Deferred income taxes, net	(45)	(36)	(1)
Noncash portion of asset and portfolio rationalization charge	50	—	—
Other items, net	(15)	(16)	(12)
Changes in operating assets and liabilities, net of effects of acquisitions and divestitures:			
Accounts receivable, net	81	31	(12)
Inventories, net	(52)	(189)	(132)
Accounts payable	17	(17)	(31)
Other assets and liabilities, net	165	24	(41)
Net Cash Provided by Operating Activities	**1,459**	**1,528**	**991**
Cash Flows from Investing Activities:			
Additions to property, plant and equipment	(855)	(650)	(482)
Acquisitions, net of cash acquired	(3,642)	—	11
Proceeds from divestitures and sales of assets	2,160	427	687
Proceeds from sale of restricted investments to discharge long-term debt	—	700	—
Purchase of restricted investments to discharge long-term debt	—	—	(704)
Investments in limited liability company	(117)	(27)	—
Other investing activities, net	10	9	4
Net Cash (Used for) Provided by Investing Activities	**(2,444)**	**459**	**(484)**
Cash Flows from Financing Activities:			
Borrowings of long-term debt	2,758	—	—
Repayments of long-term debt	(1,690)	(700)	(54)
Payments on finance lease obligations	(20)	(17)	(15)
Dividends paid	(189)	(174)	(160)
Repurchases of common stock	(450)	(150)	(150)
Shares withheld for employees' income tax obligations	(32)	(22)	(29)
Other financing activities, net	(4)	(1)	1
Net Cash Provided by (Used for) Financing Activities	**373**	**(1,064)**	**(407)**
Net (Decrease) Increase in Cash, Cash Equivalents and Restricted Cash	(612)	923	100
Cash, Cash Equivalents and Restricted Cash, beginning of year	1,282	359	259
Cash, Cash Equivalents and Restricted Cash, end of year	**$ 670**	**$ 1,282**	**$ 359**

The accompanying Notes to the Financial Statements are an integral part of these statements.



MARTIN MARIETTA MATERIALS, INC. AND CONSOLIDATED SUBSIDIARIES
CONSOLIDATED STATEMENTS OF TOTAL EQUITY

(in millions, except share and per share data)	Shares of Common Stock	Common Stock	Additional Paid-In Capital	Accumulated Other Comprehensive Loss	Retained Earnings	Total Shareholders' Equity	Noncontrolling Interests	Total Equity
Balance at December 31, 2021	62,393,990	$ 1	$ 3,470	$ (98)	$ 3,162	$ 6,535	$ 2	$ 6,537
Consolidated net earnings	—	—	—	—	867	867	—	867
Other comprehensive earnings	—	—	—	60	—	60	—	60
Dividends declared ($2.54 per common share)	—	—	—	—	(160)	(160)	—	(160)
Issuances of common stock for stock award plans	126,699	—	5	—	—	5	—	5
Shares withheld for employees' income tax obligations	—	—	(29)	—	—	(29)	—	(29)
Repurchases of common stock	(418,336)	—	—	—	(150)	(150)	—	(150)
Stock-based compensation expense	—	—	43	—	—	43	—	43
Balance at December 31, 2022	62,102,353	1	3,489	(38)	3,719	7,171	2	7,173
Consolidated net earnings	—	—	—	—	1,169	1,169	1	1,170
Other comprehensive loss	—	—	—	(11)	—	(11)	—	(11)
Dividends declared ($2.80 per common share)	—	—	—	—	(174)	(174)	—	(174)
Issuances of common stock for stock award plans	100,588	—	2	—	—	2	—	2
Shares withheld for employees' income tax obligations	—	—	(22)	—	—	(22)	—	(22)
Repurchases of common stock	(381,520)	—	—	—	(151)	(151)	—	(151)
Stock-based compensation expense	—	—	50	—	—	50	—	50
Distribution to owners of noncontrolling interest	—	—	—	—	—	—	(1)	(1)
Balance at December 31, 2023	61,821,421	1	3,519	(49)	4,563	8,034	2	8,036
Consolidated net earnings	—	—	—	—	**1,995**	**1,995**	**1**	**1,996**
Other comprehensive earnings	—	—	—	**36**	—	**36**	—	**36**
Dividends declared ($3.06 per common share)	—	—	—	—	**(189)**	**(189)**	—	**(189)**
Issuances of common stock for stock award plans	**90,983**	—	**5**	—	—	**5**	—	**5**
Shares withheld for employees' income tax obligations	—	—	**(32)**	—	—	**(32)**	—	**(32)**
Repurchases of common stock	**(785,758)**	—	—	—	**(454)**	**(454)**	—	**(454)**
Stock-based compensation expense	—	—	**58**	—	—	**58**	—	**58**
Balance at December 31, 2024	**61,126,646**	**$ 1**	**$ 3,550**	**$ (13)**	**$ 5,915**	**$ 9,453**	**3**	**$ 9,456**

The accompanying Notes to the Financial Statements are an integral part of these statements.



Note A: Accounting Policies

Organization. Martin Marietta is a natural resource-based building materials company. The Company supplies aggregates (crushed stone, sand and gravel) through its network of approximately 390 quarries, mines and distribution yards in 28 states, Canada and The Bahamas. Martin Marietta also provides cement and downstream products and services, namely, ready mixed concrete, asphalt and paving, in vertically-integrated structured markets where the Company also has a leading aggregates position. Specifically, the Company has one cement plant and two cement distribution facilities in Texas; ready mixed concrete plants in Arizona and Texas; and asphalt plants in Arizona, California, Colorado and Minnesota. Paving services are located in California and Colorado. The Company's heavy-side building materials are used in infrastructure, nonresidential and residential construction projects. Aggregates are also used in agricultural, utility and environmental applications and as railroad ballast. The aggregates, cement and ready mixed concrete and asphalt and paving product lines are reported collectively as the Building Materials business.

As of December 31, 2024, the Building Materials business includes two reportable segments: East Group and West Group. The East Group consists of the East and Central divisions and operates in Alabama, Florida, Georgia, Indiana, Iowa, Kansas, Kentucky, Maryland, Minnesota, Missouri, Nebraska, North Carolina, Ohio, Pennsylvania, South Carolina, Tennessee, Virginia, West Virginia, Nova Scotia and The Bahamas. The West Group is comprised of the Southwest and West divisions and operates in Arizona, Arkansas, California, Colorado, Louisiana, Oklahoma, Texas, Utah, Washington and Wyoming. The following ten states accounted for 81% of the Building Materials business' 2024 revenues: Texas, North Carolina, Colorado, California, Georgia, Florida, Minnesota, Arizona, South Carolina, and Iowa.

The Company also operates a Magnesia Specialties business, which represents a separate reportable segment. The Magnesia Specialties business produces magnesia-based chemical products used in industrial, agricultural and environmental applications, and dolomitic lime sold primarily to customers for steel production and soil stabilization. Magnesia Specialties' production facilities are located in Ohio and Michigan, and products are shipped to customers domestically and worldwide.

Basis of Presentation and Use of Estimates. The Company's consolidated financial statements are presented in conformity with accounting principles generally accepted in the United States, which require management to make certain estimates and assumptions about future events. These estimates and the underlying assumptions affect the amounts of assets and liabilities reported, disclosures about contingent assets and liabilities and reported amounts of revenues and expenses. Such estimates include the valuation of investments, accounts receivable, inventories, goodwill, other intangible assets and other long-lived assets, as well as assumptions used in the calculation of income tax expense, retirement and postemployment benefits, stock-based compensation, the allocation of the purchase price to the fair values of assets acquired and liabilities assumed as part of business combinations and revenue recognition for service contracts. These estimates and assumptions are based on management's judgment. Management evaluates estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, and adjusts such estimates and assumptions when facts and circumstances dictate. Changes in interest rates, credit, equity and energy markets and changes in construction activity increase the uncertainty inherent in certain estimates and assumptions. Because future events and their effects cannot be determined with precision, actual results could differ significantly from estimates. Changes in estimates, including those resulting from changes in the economic environment, are reflected in the consolidated financial statements for the period in which the change in estimate occurs.

Basis of Consolidation. The consolidated financial statements include the accounts of the Company and its wholly-owned and majority-owned subsidiaries. Partially-owned affiliates are either consolidated or accounted for using the cost method or the equity method, depending on the level of ownership interest or the Company's ability to exercise control over the affiliates' operations. Intercompany balances and transactions between subsidiaries have been eliminated in consolidation.

Revenue Recognition. Revenues include sales of products and services provided to customers, net of discounts or allowances, if any, and freight and delivery costs billed to customers. Product revenues are recognized when control of the promised good is transferred to unaffiliated customers, typically when finished products are shipped. Intersegment and interproduct revenues are eliminated in consolidation. Service revenues are derived from the paving business and are recognized using the percentage-of-completion method under the cost-to-cost approach. Under the cost-to-cost approach, recognized contract revenue is determined by multiplying the total estimated contract revenue by the estimated percentage of completion. Contract costs are recognized as incurred. The percentage of completion is determined on a contract-by-contract basis using project costs incurred to date as a percentage of total estimated project costs. The Company believes the cost-to-cost approach is appropriate, as the use of asphalt in a paving contract is relatively consistent with the performance of the related paving services. When the Company arranges third-party freight to deliver products to customers, the Company has elected the delivery to be a fulfillment activity rather than a separate performance obligation. Further, the Company acts as a principal in the delivery arrangements and, as required by Accounting Standards Codification 606, *Revenues from Contracts with Customers* (ASC 606)*,* the related revenues and costs are



presented gross in the consolidated statements of earnings and are recognized consistently with the timing of the product revenues.

Cash, Cash Equivalents and Restricted Cash. Cash equivalents are comprised of highly-liquid instruments with original maturities of three months or less from the date of purchase.

As of December 31, 2023, the Company had $10 million of restricted cash, which was invested in an account designated for the purchase of like-kind exchange replacement assets under Section 1031 of the Internal Revenue Code and related IRS procedures (Section 1031). The Company was restricted from utilizing the cash for purposes other than the purchase of qualified assets for 180 days from receipt of the proceeds from the sale of the exchanged property. Any unused restricted cash at the end of the 180 days was transferred to unrestricted accounts of the Company and used for general corporate purposes. As of December 31, 2024, the Company had no restricted cash.

The statements of cash flows reflect cash flow changes and balances for cash, cash equivalents and restricted cash on an aggregated basis. The following table reconciles cash, cash equivalents and restricted cash as reported on the consolidated balance sheets to the aggregated amounts presented on the consolidated statements of cash flows:

December 31 (in millions)	2024		2023		2022
Cash and cash equivalents	$	670	$	1,272	$	358
Restricted cash		—		10		1
Total cash, cash equivalents and restricted cash presented in the consolidated statements of cash flows	$	670	$	1,282	$	359

Accounts Receivable. Accounts receivable are stated at cost. The Company does not typically charge interest on customer accounts receivable. The Company records an allowance for credit losses, which includes a provision for probable losses based on historical write-offs, adjusted for current conditions as deemed necessary, and a specific reserve for accounts deemed at risk. The allowance is the Company's estimate for receivables as of the balance sheet date that ultimately will not be collected. Any changes in the allowance are reflected in earnings in the period in which the change occurs. The Company writes off accounts receivable when it becomes probable, based upon customer facts and circumstances, that such amounts will not be collected.

Inventories Valuation. Finished products and in-process inventories are stated at the lower of cost or net realizable value using standard costs, which approximate the first-in, first-out method. Carrying value for parts and supplies are determined by the weighted-average cost method. The Company records an allowance for finished product inventories based on an analysis of future demand and inventory on hand in excess of one year's sales using an average of the last two years of sales. The Company also establishes an allowance for parts over five years old and supplies over a year old.

Post-production stripping costs, which represent costs of removing overburden and waste materials to access mineral deposits, are a component of inventory production costs and recognized as incurred.

Property, Plant and Equipment. Property, plant and equipment are stated at cost.

The estimated service lives for property, plant and equipment are as follows:

Class of Assets	Range of Service Lives
Buildings	5 to 30 years
Machinery & Equipment	2 to 20 years
Land Improvements	5 to 60 years

The Company begins capitalizing quarry development costs at a point when reserves are determined to be proven or probable, economically mineable and when demand supports investment in the market. Capitalization of these costs ceases when production commences. Capitalized quarry development costs are classified as land improvements and depreciated over the life of the reserves.

The Company reviews relevant facts and circumstances to determine whether to capitalize or expense pre-production stripping costs when additional pits are developed at an existing quarry. If the additional pit operates in a separate and distinct area of the quarry, these costs are capitalized as quarry development costs and depreciated over the life of the uncovered reserves. Additionally, a separate asset retirement obligation is created for additional pits when the liability is incurred. Once a pit enters the production phase, all post-production stripping costs are charged to inventory production costs as incurred.



Mineral reserves and mineral interests acquired in connection with a business combination are valued using an income approach for the estimated life of the reserves.

Depreciation is computed based on estimated service lives using the straight-line method. Depletion of mineral reserves is calculated based on proven and probable reserves using the units-of-production method on a quarry-by-quarry basis. For the years ended December 31, 2024, 2023, and 2022, depletion expense was $78 million, $53 million, and $60 million, respectively.

Property, plant and equipment are reviewed for impairment whenever facts and circumstances indicate that the carrying amount of an asset group may not be recoverable. An impairment loss is recognized if expected future undiscounted cash flows over the estimated remaining service life of the related asset group are less than the asset group's carrying value.

Repair and Maintenance Costs. Repair and maintenance costs that do not substantially extend the life of the Company's plant and equipment are expensed as incurred.

Leases. Pursuant to Accounting Standards Codification 842, *Leases* (ASC 842), if the Company determines a contract is or contains a lease at the inception of an agreement, the Company records a right-of-use (ROU) asset, which represents the Company's right to use an underlying leased asset, and a lease liability, which represents the Company's obligation to make lease payments. The ROU asset and lease liability are recorded on the consolidated balance sheets at the present value of the future lease payments over the lease term at commencement date. The Company determines the present value of lease payments based on the implicit interest rate, which may be explicitly stated in the lease, if available, or may be the Company's estimated collateralized incremental borrowing rate based on the term of the lease. Initial ROU assets also include any lease payments made at or before commencement date and any initial direct costs incurred and are reduced by lease incentives. Certain of the Company's leases contain renewal and/or termination options. The Company recognizes renewal or termination options as part of its ROU assets and lease liabilities when the Company has the unilateral right to renew or terminate and it is reasonably certain these options will be exercised.

Some leases require the Company to pay non-lease components, which may include taxes, maintenance, insurance and certain other expenses applicable to the leased property and, are primarily, variable costs. The Company accounts for lease and non-lease components as a single amount, except railcar, fleet vehicle and pipeline leases, for which the Company separately accounts for the lease and non-lease components.

Leases are evaluated and determined to be either finance leases or operating leases. The lease is a finance lease if it transfers ownership to the underlying asset by the end of the lease term; includes a purchase option that is reasonably certain to be exercised; has a lease term for the major part of the underlying asset's remaining economic life; has a present value of the sum of the lease payments (including renewal options) that equals or exceeds substantially all of the fair value of the underlying asset; or is for an underlying asset that is of a specialized nature and is expected to have no alternative use to the lessor at the end of the lease term. If none of these terms exist, the lease is an operating lease.

Leases with an initial lease term of one year or less are not recorded on the consolidated balance sheets. Costs for these leases are expensed as incurred.

In the consolidated statements of earnings, operating lease expense, which is recognized on a straight-line basis over the lease term, and the amortization of finance lease ROU assets are included in the *Total cost of revenues* or *Selling, general and administrative expenses* line items in the consolidated statements of earnings. Accretion on the liabilities for finance leases is included in interest expense.

Goodwill and Other Intangible Assets. Goodwill represents the excess purchase price paid for acquired businesses over the estimated fair value of identifiable assets and liabilities. Other intangible assets represent amounts assigned principally to contractual agreements and are either amortized ratably over the useful lives to the Company or not amortized if deemed to have an indefinite useful life. The Company intends, and believes it has the ability, to renew royalty agreements and extend permits that support the value of certain intangible assets.



The Company's reporting units, which represent the level at which goodwill is tested for impairment, are based on the operating segments of the Building Materials business. Goodwill is assigned to the respective reporting unit(s) based on the location of acquisitions at the time of consummation. If subsequent organizational changes result in operations being transferred to a different reporting unit, a proportionate amount of goodwill is transferred from the former to the new reporting unit. For divestitures, goodwill is allocated on a proportional basis based on the relative fair values of the portion of the reporting unit being disposed of and the portion of the reporting unit remaining. There is no goodwill related to the Magnesia Specialties business.

Goodwill is tested for impairment by comparing each reporting unit's fair value to its carrying value, which represents a Step-1 approach. However, prior to Step 1, the Company may perform a qualitative assessment and evaluate macroeconomic conditions, industry and market conditions, cost factors, overall financial performance and other business or reporting unit-specific events that contribute to the fair value of a reporting unit. If the Company concludes, based on its qualitative assessment, it is more-likely-than-not (*i.e.*, a likelihood of more than 50%) that a reporting unit's fair value is higher than its carrying value, the Company is not required to perform any further goodwill impairment testing for that reporting unit. Otherwise, the Company proceeds to Step 1, and if a reporting unit's fair value exceeds its carrying value, there is no impairment. A reporting unit with a carrying value in excess of its fair value results in an impairment charge equal to the difference. When the Company validates its conclusion by measuring fair value, it may resume performing a qualitative assessment for a reporting unit in any subsequent period. The Company may bypass the qualitative assessment for any reporting unit in any period and proceed directly with the quantitative calculation in Step 1. The Company performs a Step 1 analysis for all its reporting units every three years.

The Company reviews the carrying values of goodwill and other indefinite-lived intangible assets for impairment as of October 1, which represents the annual evaluation date. An interim review is performed between annual tests if facts and circumstances indicate potential impairment. The carrying value of other amortizable intangible assets is reviewed if facts and circumstances indicate potential impairment. If a review indicates the carrying value is impaired, a charge is recorded equal to the amount by which the carrying value exceeds the fair value.

Retirement Plans and Postretirement Benefits. The Company sponsors defined benefit retirement plans and provides other postretirement benefits. The Company recognizes the funded status, defined as the difference between the fair value of plan assets and the benefit obligation, of its pension plans and other postretirement benefits as an asset or liability on the consolidated balance sheets. The measurement date for the Company's defined benefit plans and postretirement benefit plans is December 31. Actuarial gains or losses that arise during the year are recognized as a component of accumulated other comprehensive earnings or loss. Those amounts are amortized over the participants' average remaining service period and recognized as a component of net periodic benefit cost. The amount amortized is determined on a plan-by-plan basis using a corridor approach and represents the excess over 10% of the greater of the projected benefit obligation or pension plan assets.

Insurance Reserves. The Company has insurance coverage with large deductibles for workers' compensation, automobile liability, marine liability and general liability claims, and is also self-insured for health claims. The Company records insurance reserves based on an actuarially-determined analysis, which calculates development factors that are applied to total case reserves within the insurance programs. While the Company believes the assumptions used to calculate these liabilities are appropriate, significant differences in actual experience and/or significant changes in these assumptions may materially affect insurance costs.

Stock-Based Compensation. The Company has stock-based compensation plans for employees and its Board of Directors. The Company recognizes all forms of stock-based awards that vest as compensation expense. The compensation expense is the fair value of the awards at the measurement date and is recognized over the requisite service period. Forfeitures are recognized as they occur.

The fair value of restricted stock awards, incentive compensation stock awards and Board of Directors' fees paid in the form of common stock are based on the closing price of the Company's common stock on the grant dates. The fair value of performance stock awards as of the grant dates is determined using a Monte Carlo simulation methodology.

Environmental Matters. The Company records a liability for an asset retirement obligation at fair value in the period in which it is incurred. The asset retirement obligation is recorded at the acquisition date of a long-lived tangible asset if the fair value can be reasonably estimated. A corresponding amount is capitalized as part of the asset's carrying amount. The fair value is affected by management's assumptions regarding the scope of the work, inflation rates and asset retirement dates.

Further, the Company records an accrual for other environmental remediation liabilities in the period in which it is probable that a liability has been incurred and the appropriate amounts can be estimated reasonably. Such accruals are adjusted as further information develops or circumstances change. Generally, these costs are not discounted to their present value or offset for potential insurance or other claims or potential gains from future alternative uses for a site.



Income Taxes. The Company uses the liability method to determine its current and deferred incomes taxes. Deferred income taxes, net, on the consolidated balance sheets reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The effect of changes in enacted tax rates on deferred income tax assets and liabilities is charged or credited to income tax expense in the period of enactment.

The Company applies the proportional amortization method to equity investments in renewable energy tax credit (RETC) programs that meet the following specified criteria: it is probable that the income tax credits allocable to the Company will be available; the Company does not have the ability to exercise significant influence over the operating and financial policies of the underlying project; substantially all of the projected benefits are from income tax credits and other income tax benefits, as determined on a discounted basis; the Company's projected yield based solely on the cash flows from the income tax credits and other income tax benefits is positive; and the Company is a limited liability investor in the limited liability entity for both legal and tax purposes and its liability is limited to its capital investment. Under the proportional amortization method, the equity investment is amortized in proportion to the income tax credits and other income tax benefits received, with the amortization expense and the income tax benefits presented on a net basis in the line item *Income tax expense* in the consolidated statements of earnings. The RETC investments are included in the line item *Other noncurrent assets* on the consolidated balance sheets and the line item *Investments in limited liability company* on the consolidated statements of cash flow.

Uncertain Tax Positions. The Company recognizes a tax benefit when it is more-likely-than-not, based on the technical merits, that a tax position would be sustained upon examination by a taxing authority. The amount to be recognized is measured as the largest amount of tax benefit that is greater than 50% likely of being realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. The Company's unrecognized tax benefits are recorded in other liabilities on the consolidated balance sheets or as an offset to the deferred tax asset for tax carryforwards where available.

The Company records interest accrued in relation to unrecognized tax benefits as income tax expense. Penalties, if incurred, are recorded as operating expenses in the consolidated statements of earnings.

Sales Taxes. The Company is deemed to be an agent when collecting sales taxes from customers. Sales taxes collected from customers are recorded as liabilities until remitted to taxing authorities and therefore are not reflected in the consolidated statements of earnings as revenues and expenses.

Start-Up Costs. Noncapital start-up costs for new facilities and products are charged to operations as incurred.

Consolidated Comprehensive Earnings and Accumulated Other Comprehensive Loss. Consolidated comprehensive earnings consist of consolidated net earnings, adjustments for the funded status of pension and postretirement benefit plans and foreign currency translation adjustments and are presented in the Company's consolidated statements of comprehensive earnings.

Accumulated other comprehensive loss consists of unrecognized gains and losses related to the funded status of the pension and postretirement benefit plans and foreign currency translation and is presented on the Company's consolidated balance sheets.



The components of the changes in accumulated other comprehensive loss and related cumulative noncurrent deferred tax assets are as follows:

years ended December 31 (in millions)	Pension and Postretirement Benefit Plans	Foreign Currency	Total
			2024
Accumulated other comprehensive loss at beginning of period	$ (48)	$ (1)	$ (49)
Other comprehensive earnings (loss) before reclassifications, net of tax	33	(3)	30
Amounts reclassified from accumulated other comprehensive loss, net of tax	6	—	6
Other comprehensive earnings (loss), net of tax	39	(3)	36
Accumulated other comprehensive loss at end of period	$ (9)	$ (4)	$ (13)
Cumulative noncurrent deferred tax assets at end of period	$ 41	$ —	$ 41

			2023
Accumulated other comprehensive loss at beginning of period	$ (36)	$ (2)	$ (38)
Other comprehensive (loss) earnings before reclassifications, net of tax	(16)	1	(15)
Amounts reclassified from accumulated other comprehensive loss, net of tax	4	—	4
Other comprehensive (loss) earnings, net of tax	(12)	1	(11)
Accumulated other comprehensive loss at end of period	$ (48)	$ (1)	$ (49)
Cumulative noncurrent deferred tax assets at end of period	$ 54	$ —	$ 54

			2022
Accumulated other comprehensive loss at beginning of period	$ (98)	$ —	$ (98)
Other comprehensive earnings (loss) before reclassifications, net of tax	52	(2)	50
Amounts reclassified from accumulated other comprehensive loss, net of tax	10	—	10
Other comprehensive earnings (loss), net of tax	62	(2)	60
Accumulated other comprehensive loss at end of period	$ (36)	$ (2)	$ (38)
Cumulative noncurrent deferred tax assets at end of period	$ 50	$ —	$ 50

Reclassifications out of accumulated other comprehensive loss are as follows:

years ended December 31 (in millions)	2024	2023	2022	Affected line items in the consolidated statements of earnings
Pension and postretirement benefit plans:				
Settlement charge	$ —	$ —	$ 5	
Amortization of:				
Prior service cost	6	6	4	
Actuarial loss	1	—	4	
	7	6	13	Other nonoperating income, net
Tax effect	(1)	(2)	(3)	Income tax expense
Total	$ 6	$ 4	$ 10	



Earnings Per Common Share. The numerator for basic and diluted earnings per common share is net earnings attributable to Martin Marietta. The denominator for basic earnings per common share is the weighted-average number of common shares outstanding during the period. Diluted earnings per common share is computed assuming that the weighted-average number of common shares is increased by the conversion, using the treasury stock method, of awards issued to employees and nonemployee members of the Company's Board of Directors under certain stock-based compensation arrangements if the conversion is dilutive.

The following table reconciles the denominator for basic and diluted earnings from continuing operations per common share:

years ended December 31 (in millions)	2024	2023	2022
Basic weighted-average common shares outstanding	61.4	61.9	62.3
Effect of dilutive employee and director awards	0.2	0.2	0.2
Diluted weighted-average common shares outstanding	61.6	62.1	62.5

Reclassifications. Certain reclassifications have been made in the Company's financial statements of the prior years to conform to the current-year presentation. The reclassifications had no impact on the Company's previously reported results of operations, financial condition or cash flows.

New Accounting Pronouncements. In November 2023, the FASB issued ASU 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures*, which requires a public entity to disclose significant segment expenses and other segment items on an annual and interim basis and provide in interim periods all disclosures about a reportable segment's profit or loss and assets that are currently required annually. Additionally, the ASU requires a public entity to disclose the title and position of the Chief Operating Decision Maker. The ASU does not change how a public entity identifies its operating segments, aggregates them, or applies the quantitative thresholds to determine its reportable segments. The Company adopted ASU 2023-07 as of December 31, 2024 and applied the disclosure requirements retrospectively to all prior periods presented in the financial statements included in the 2024 Annual Report on Form 10-K (see Note O). The adoption had no impact on its results of operations, cash flows or financial condition.

In December 2023, the FASB issued ASU 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures*, which focuses on the rate reconciliation and income taxes paid. ASU 2023-09 requires public entities to disclose, on an annual basis, a tabular tax rate reconciliation using both percentages and currency amounts, broken out into specified categories. Certain reconciling items are further broken out by nature and jurisdiction to the extent those items exceed a specified threshold. Additionally, all entities are required to disclose income taxes paid, net of refunds received, disaggregated by federal, state/local, and foreign taxes and by individual jurisdiction if the amount is at least 5% of total income tax payments, net of refunds received. The ASU also requires additional qualitative disclosures. ASU 2023-09 is effective prospectively for annual periods beginning after December 15, 2024, and early adoption and retrospective application are permitted. The ASU will impact the Company's income tax disclosures beginning with the financial statements included in the 2025 Annual Report on Form 10-K, but will have no impact on its results of operations, cash flows or financial condition.

In November 2024, the FASB issued ASU 2024-03, *Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses* (DISE), which requires public entities to disaggregate any relevant expense caption presented on the face of the income statement within continuing operations into the following required natural expense categories, as applicable: (1) purchases of inventory, (2) employee compensation, (3) depreciation, (4) intangible asset amortization, and (5) depreciation, depletion and amortization recognized as part of oil- and gas-producing activities or other depletion expenses. These disclosures must be made in a tabular format in the footnotes to the financial statements. The new standard does not change the requirements for the presentation of expenses on the face of the statement of earnings. The ASU is effective prospectively for annual reporting periods beginning after December 15, 2026 and interim reporting periods beginning after December 15, 2027, and early adoption and retrospective application are permitted. The ASU will impact the Company's expense disclosures beginning with the financial statements included in the 2027 Annual Report on Form 10-K, but will have no impact on its results of operations, cash flows or financial condition.



Note B: Business Combinations, Divestitures, Discontinued Operations and Assets and Liabilities Held for Sale

Business Combinations

Revenues and pretax earnings attributable to operations acquired in 2024 (as subsequently described) included in the Company's consolidated statement of earnings were $261 million and $38 million, respectively, for the year ended December 31, 2024. Pretax earnings attributable to acquired operations for 2024 reflect the impact of selling acquired inventory after its markup to fair value as part of acquisition accounting, including $20 million related to the Blue Water Industries LLC transaction.

Blue Water Industries LLC. On April 5, 2024, the Company completed the acquisition of 20 active aggregates operations in Alabama, South Carolina, South Florida, Tennessee, and Virginia from affiliates of Blue Water Industries LLC (BWI Southeast) for $2.05 billion in cash. The BWI Southeast acquisition complements Martin Marietta's existing geographic footprint in the southeast region by allowing the Company to expand into new growth platforms in target markets, including Tennessee and South Florida. The results from the acquired operations are reported in the Company's East Group.

The Company determined the acquisition-date fair values of assets acquired and liabilities assumed. The Company has recorded preliminary fair values of the assets acquired and liabilities assumed, which are subject to additional reviews that are not yet complete. As such, these amounts are subject to change during the measurement period, which extends no longer than one year from the consummation date, and remains open as of December 31, 2024. Notably, during the measurement period, the Company increased the acquisition-date fair value of property, plant and equipment by $91 million and reduced goodwill by $82 million. Specific accounts subject to ongoing purchase accounting adjustments include, but are not limited to, property, plant and equipment; goodwill; other assets; other liabilities; and deferred income taxes. The goodwill generated by the transaction is not deductible for income tax purposes.

The following is a summary of the preliminary estimated fair values of the assets acquired and liabilities assumed as of April 5, 2024:

(in millions)		
Assets:		
Inventories	$	47
Property, plant and equipment[1]		2,052
Intangible assets, other than goodwill		19
Other assets		2
Total assets		2,120
Liabilities:		
Deferred income taxes		234
Asset retirement obligations		3
Other liabilities		96
Total liabilities		333
Net identifiable assets acquired		1,787
Goodwill		263
Total consideration	$	2,050

[1] Includes mineral reserves of $1.9 billion.

The following unaudited pro forma financial information summarizes the combined results of operations for the Company and BWI Southeast as though the companies were combined as of January 1, 2023. The unaudited pro forma financial information does not purport to project the future financial position or operating results of the combined company. Consistent with the assumed acquisition date of January 1, 2023, the pro forma financial results include acquisition and integration expenses of $23 million and a $20 million charge for selling inventory after its markup to fair value for the year ended December 31, 2023.



The following pro forma financial information is for informational purposes only and is not indicative of the results of operations that would have been achieved if the acquisition had taken place as of January 1, 2023:

years ended December 31 (in millions)	2024	2023
Revenues	$ 6,588	$ 7,003
Net earnings from continuing operations attributable to Martin Marietta	$ 2,028	$ 1,117

Other Business Combinations. On January 12, 2024, the Company acquired Albert Frei & Sons, Inc. (AFS), a leading aggregates producer in Colorado. This acquisition provides more than 60 years (at current production levels) of high-quality, hard rock reserves to better serve new and existing customers and enhances the Company's aggregates platform in the Denver metropolitan area. The Company determined the acquisition-date fair values of the assets acquired and liabilities assumed. As of December 31, 2024, the measurement period is closed. The goodwill generated by the transaction is not deductible for income tax purposes. The acquisition is reported in the Company's West Group and is immaterial for pro-forma financial statement disclosures.

On October 25, 2024, the Company completed the acquisition of Youngquist Brothers Rock, LLC (YBR), a leading aggregates supplier in the Fort Myers, Florida area. This acquisition allows the Company to serve new and existing customers and enhances the Company's aggregates platform in South Florida. The acquisition was financed through short-term borrowings, which were repaid upon a public debt offering completed on November 4, 2024 (see Note G). The Company has recorded preliminary fair values of the assets acquired and liabilities assumed, which are subject to additional reviews that are not yet complete. Thus, these amounts are subject to change during the measurement period, which extends no longer than one year from the consummation date, and remains open as of December 31, 2024. Specific accounts subject to ongoing purchase accounting adjustments, include, but are not limited to, property, plant and equipment; goodwill; other assets; and other liabilities. The goodwill generated by the transaction is deductible for income tax purposes. The acquisition is reported in the Company's East Group and is immaterial for pro-forma financial statement disclosures.

On December 13, 2024, the Company acquired R.E. Janes Gravel Co. (RE Janes), an aggregates bolt-on in Texas. The Company has recorded preliminary fair values of the assets acquired and liabilities assumed, which are subject to additional reviews that are not yet complete. Thus, these amounts are subject to change during the measurement period, which extends no longer than one year from the consummation date, and remains open as of December 31, 2024. Specific accounts subject to ongoing purchase accounting adjustments, include, but are not limited to, property, plant and equipment; goodwill; other assets; and other liabilities. The goodwill generated by the transaction is deductible for income tax purposes. The acquisition is reported in the Company's West Group and is immaterial for pro-forma financial statement disclosures.

In 2024, the Company completed acquisitions for total consideration of $1.6 billion, excluding the BWI Southeast transaction. On a combined preliminary basis, these acquisitions (excluding BWI Southeast) included $1.5 billion of property, plant and equipment (including $1.3 billion in mineral reserves), $115 million of goodwill, $27 million of other intangibles and $92 million of deferred income taxes. Individually and on a combined basis, these acquisitions are immaterial for pro-forma financial statement disclosures.

Divestitures

On February 9, 2024, the Company completed the sale of its South Texas cement business and certain of its related ready mixed concrete operations to CRH Americas Materials, Inc., a subsidiary of CRH plc, for $2.1 billion in cash plus normal customary closing adjustments. Specifically, the divested facilities included the Hunter cement plant in New Braunfels, Texas, related cement distribution terminals and 20 ready mixed concrete plants that served the Austin and San Antonio region, all of which were classified as assets held for sale as of December 31, 2023. The divestiture provided proceeds the Company used to consummate the BWI Southeast acquisition. The transaction resulted in a pretax gain of $1.3 billion, which is included in *Other operating income, net*, in the Company's consolidated statement of earnings for the year ended December 31, 2024 and is exclusive of transaction expenses incurred due to the divestiture. The divested operations and the gain on divestiture are reported in the West Group.

On October 31, 2023, the Company completed the sale of its Tehachapi, California cement plant to UNACEM Corp S.A.A. for $315 million in cash. In connection with the divestiture, the Company recorded a $26 million pretax loss in discontinued operations.

In May 2023, the Company divested its Stockton cement import terminal in California.



Discontinued Operations

The associated financial results for the Company's California cement and ready mixed concrete operations, which were part of the Company's West Group, were reported as discontinued operations on the consolidated statements of earnings through their respective divestiture dates. As of December 31, 2024 and 2023, no operations were classified as discontinued operations.

Financial results for the Company's discontinued operations are as follows:

years ended December 31 (in millions)		2023		2022
Revenues	$	94	$	309
Pretax (loss) earnings from operations	$	(16)	$	16
Pretax loss on divestitures and sales of assets		(24)		—
Pretax (loss) earnings		(40)		16
Income tax (benefit) expense		(10)		5
(Loss) Earnings from discontinued operations, net of income tax (benefit) expense	$	(30)	$	11

Cash flow information for the Company's discontinued operations is as follows:

years ended December 31 (in millions)		2023		2022
Net cash provided by (used for) operating activities	$	1	$	(32)
Additions to property, plant and equipment	$	(3)	$	(16)
Proceeds from divestitures and sales of assets		372		250
Net cash provided by investing activities	$	369	$	234

Assets and Liabilities Held for Sale

Assets and liabilities held for sale at December 31, 2024 included certain nonoperating land. At December 31, 2023, assets and liabilities held for sale also included the South Texas cement plant, related cement distribution terminals, and 20 ready mixed concrete plants which were sold in February 2024.

Assets and liabilities held for sale are as follows:

December 31 (in millions)		2024		2023
Inventories, net	$	—	$	61
Investment land		8		18
Other assets		—		4
Property, plant and equipment		—		327
Intangible assets, excluding goodwill		—		122
Operating lease right-of-use assets		—		15
Goodwill		—		260
Total current assets held for sale	$	8	$	807
Lease obligations	$	—	$	(16)
Asset retirement obligations		—		(2)
Total current liabilities held for sale	$	—	$	(18)



Note C: Goodwill and Other Intangible Assets

The following table shows the changes in goodwill by reportable segment and in total:

December 31 (in millions)	East Group		West Group		Total	
				2024		
Balance at beginning of period	$	764	$	2,625	$	3,389
Acquisitions		267		111		378
Balance at end of period	$	1,031	$	2,736	$	3,767

					2023	
Balance at beginning of period	$	764	$	2,885	$	3,649
Goodwill allocated to assets held for sale		—		(260)		(260)
Balance at end of period	$	764	$	2,625	$	3,389

Intangible assets subject to amortization consist of the following:

December 31 (in millions)	Gross Amount		Accumulated Amortization		Net Balance	
				2024		
Noncompetition agreements	$	4	$	(4)	$	—
Customer relationships		462		(101)		361
Operating permits		370		(62)		308
Use rights and other		30		(13)		17
Trade names		23		(17)		6
Total	$	889	$	(197)	$	692

					2023	
Noncompetition agreements	$	4	$	(4)	$	—
Customer relationships		421		(80)		341
Operating permits		369		(56)		313
Use rights and other		14		(12)		2
Trade names		24		(16)		8
Total	$	832	$	(168)	$	664

Intangible assets deemed to have an indefinite life that are therefore not amortized consist of the following:

December 31 (in millions)	Building Materials Business		Magnesia Specialties		Total	
				2024		
Operating permits	$	7	$	—	$	7
Use rights		29		—		29
Trade names		—		2		2
Total	$	36	$	2	$	38

					2023	
Operating permits	$	7	$	—	$	7
Use rights		25		—		25
Trade names		—		2		2
Total	$	32	$	2	$	34



Intangible assets acquired during 2024, of which $46 million were from business combinations, are as follows:

(in millions, except year data)	Amount		Weighted-average amortization period
Subject to amortization:			
Customer relationships	$	40	11 years
Use rights and other		16	10 years
Permits		1	40 years
Total subject to amortization	$	57	11 years
Not subject to amortization:			
Use rights and other		5	N/A
Total	$	62	

Amortization expense for intangible assets for the years ended December 31, 2024, 2023 and 2022 was $29 million, $28 million and $27 million, respectively.

The estimated amortization expense for intangible assets for each of the next five years and thereafter is as follows:

(in millions)		
2025	$	33
2026		31
2027		30
2028		30
2029		29
Thereafter		539
Total	$	692

Note D: Accounts Receivable, Net

December 31 (in millions)	2024		2023	
Customer receivables	$	678	$	747
Other current receivables		8		18
Total accounts receivable		686		765
Less: allowance for estimated credit losses		(8)		(12)
Accounts receivable, net	$	678	$	753

Note E: Inventories, Net

December 31 (in millions)	2024		2023	
Finished products	$	1,327	$	1,152
Products in process		24		25
Raw materials		65		60
Supplies and expendable parts		162		155
Total inventories		1,578		1,392
Less: allowances		(463)		(403)
Inventories, net	$	1,115	$	989



Note F: Property, Plant and Equipment, Net

December 31 (in millions)	2024	2023
Land and land improvements	$ 1,858	$ 1,599
Mineral reserves and interests	6,328	2,982
Buildings	175	160
Machinery and equipment	6,117	5,380
Construction in progress	313	333
Finance lease right-of-use assets	295	254
Total property, plant and equipment	15,086	10,708
Less: accumulated depreciation, depletion and amortization	(4,977)	(4,522)
Property, plant and equipment, net	$ 10,109	$ 6,186

Depreciation, depletion and amortization expense related to property, plant and equipment was $540 million, $480 million and $473 million for the years ended December 31, 2024, 2023 and 2022, respectively. Depreciation, depletion and amortization expense includes amortization of right-of-use assets from finance leases.

At both December 31, 2024 and 2023, $40 million of the Building Materials business' property, plant and equipment, net, were located in The Bahamas and Canada.

Note G: Debt

December 31 (in millions)	2024	2023
4.250% Senior Notes, due 2024	$ —	$ 400
7% Debentures, due 2025	125	125
3.450% Senior Notes, due 2027	299	299
3.500% Senior Notes, due 2027	493	492
2.500% Senior Notes, due 2030	472	472
2.400% Senior Notes, due 2031	890	890
5.150% Senior Notes, due 2034	738	—
6.25% Senior Notes, due 2037	228	228
4.250% Senior Notes, due 2047	591	590
3.200% Senior Notes, due 2051	851	850
5.500% Senior Notes, due 2054	726	—
Total debt	5,413	4,346
Less: current maturities	(125)	(400)
Long-term debt	$ 5,288	$ 3,946

On July 2, 2024, the Company used available liquidity to repay the $400 million of 4.250% Senior Notes at maturity.

On November 4, 2024, the Company issued $750 million aggregate principal amount of 5.150% Senior Notes due 2034 (the 5.150% Senior Notes due 2034) and $750 million aggregate principal amount of 5.500% Senior Notes due 2054 (the 5.500% Senior Notes due 2054) pursuant to a base indenture, dated as of May 22, 2017 (the Base Indenture), as amended and supplemented from time to time, including by the Fifth Supplemental Indenture, dated as of November 4, 2024, and, together with the Base Indenture (the Indenture) between the Company and Regions Bank, as trustee, governing these notes. On the consolidated balance sheets, the 5.150% Senior Notes due 2034 and 5.500% Senior Notes due 2054 are carried net of original issue discount, which will be amortized using the effective interest method over the terms of the issues. A portion of the net proceeds of the 5.150% Senior Notes due 2034 and 5.500% Senior Notes due 2054 were used for the repayment of all borrowings outstanding under the Company's short-term borrowing facilities. The remaining net proceeds were used for general corporate purposes, including acquisitions, land purchases and other capital needs.



Prior to September 1, 2034, with respect to the 5.150% Senior Notes due 2034, and prior to June 1, 2054, with respect to the 5.500% Senior Notes due 2054 (each, a Par Call Date), the Company may redeem the notes of a series, at its option, in whole or in part, at any time or from time to time, at a redemption price equal to the greater of: (i) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the notes of such series are scheduled to mature on the applicable Par Call Date) on a semi-annual basis at the applicable Treasury Rate (as defined in the Indenture) plus 15 basis points, in the case of the 5.150% Senior Notes due 2034, and 20 basis points, in the case of the 5.500% Senior Notes due 2054, less (b) interest accrued to, but excluding, the redemption date, and (ii) 100% of the principal amount of the notes of the applicable series to be redeemed, plus, in either case, accrued and unpaid interest thereon to, but excluding, the redemption date. On or after the applicable Par Call Date and prior to maturity, the Company may redeem the note of a series, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the notes of such series being redeemed plus accrued and unpaid interest thereon to, but excluding, the redemption date.

The Company's 7% Debentures due 2025, 3.450% Senior Notes due 2027, 3.500% Senior Notes due 2027, 2.500% Senior Notes due 2030, 2.400% Senior Notes due 2031, 5.150% Senior Notes due 2034, 6.25% Senior Notes due 2037, 4.250% Senior Notes due 2047, 3.200% Senior Notes due 2051 and 5.500% Senior Notes due 2054 (collectively, the Senior Notes) are senior unsecured obligations of the Company, ranking equal in right of payment with the Company's existing and future unsubordinated indebtedness. The Senior Notes, with the exception of the 7% Debentures due 2025 and the 6.25% Senior Notes due 2037, are redeemable prior to their respective par call dates, as defined, at a make-whole redemption price, and at a price equal to 100% of the principal amount after their respective par call dates and prior to their respective maturity dates. The 6.25% Senior Notes due 2037 are redeemable in whole at any time or in part from time to time at a make-whole redemption price. Upon a change-of-control repurchase event and a resulting below-investment-grade credit rating, the Company would be required to make an offer to repurchase all outstanding Senior Notes, with the exception of the 7% Debentures due 2025, at a price in cash equal to 101% of the principal amount of the Senior Notes, plus any accrued and unpaid interest.

The Senior Notes are carried net of original issue discount, which is being amortized by the effective interest method over the life of the issue. The principal amount as of December 31, 2024, effective interest rate and maturity date for the Senior Notes are as follows:

	Principal Amount (in millions)	Effective Interest Rate	Maturity Date
7% Debentures	$ 125	7.05%	December 1, 2025
3.450% Senior Notes	$ 300	3.55%	June 1, 2027
3.500% Senior Notes	$ 495	3.61%	December 15, 2027
2.500% Senior Notes	$ 478	2.71%	March 15, 2030
2.400% Senior Notes	$ 896	2.48%	July 15, 2031
5.150% Senior Notes	$ 750	5.33%	December 1, 2034
6.25% Senior Notes	$ 230	6.32%	May 1, 2037
4.250% Senior Notes	$ 598	4.32%	December 15, 2047
3.200% Senior Notes	$ 866	3.29%	July 15, 2051
5.500% Senior Notes	$ 750	5.70%	December 1, 2054

The Company has a credit agreement with JPMorgan Chase Bank, N.A., as Administrative Agent, Deutsche Bank Securities, Inc., PNC Bank, N.A., Truist Bank and Wells Fargo Bank, N.A., as Syndication Agents, and the lenders party thereto (the Credit Agreement), which provides for a $800 million five-year senior unsecured revolving facility (the Revolving Facility) with a maturity date of December 21, 2029. Borrowings under the Revolving Facility bear interest, at the Company's option, at rates based upon the Secured Overnight Financing Rate (SOFR) or a base rate, plus, for each rate, a margin determined in accordance with a ratings-based pricing grid. Any outstanding principal amounts, together with interest accrued thereon, are due in full on that maturity date. There were no borrowings outstanding under the Revolving Facility as of December 31, 2024 and 2023. Available borrowings under the Revolving Facility are reduced by any outstanding letters of credit issued by the Company under the Revolving Facility. At December 31, 2024 and 2023, the Company had $3 million of outstanding letters of credit issued and $797 million available for borrowing under the Revolving Facility. The Company paid the bank group an upfront loan commitment fee that is being amortized over the life of the Revolving Facility. The Revolving Facility includes an annual facility fee.



The Credit Agreement requires the Company's ratio of consolidated net debt-to-consolidated earnings before interest, taxes, depreciation, depletion and amortization, as defined, for the trailing-twelve months (the Ratio) to not exceed 3.50x as of the end of any fiscal quarter, provided that the Company may exclude from the Ratio any debt incurred in connection with certain acquisitions during the quarter or three preceding quarters so long as the Ratio calculated without such exclusion does not exceed 4.00x. Additionally, if no amounts are outstanding under the Revolving Facility or the Company's trade receivable securitization facility (discussed later), consolidated debt, as defined, which includes debt for which the Company is a guarantor, shall be reduced in an amount equal to the lesser of $500 million or the sum of the Company's unrestricted cash and temporary investments, for purposes of the covenant calculation. The Company was in compliance with the Ratio at December 31, 2024.

The Company, through a wholly-owned special-purpose subsidiary, has a $400 million trade receivable securitization facility (the Trade Receivable Facility). On September 18, 2024, the Company extended the maturity to September 17, 2025. The Trade Receivable Facility, with Truist Bank, Regions Bank, First-Citizens Bank & Trust Company, and certain other lenders that may become a party to the facility from time to time, is backed by eligible trade receivables, as defined. Borrowings are limited to the lesser of the facility limit or the borrowing base, as defined. These receivables are originated by the Company and then sold or contributed to the wholly-owned special-purpose subsidiary. The Company continues to be responsible for the servicing and administration of the receivables purchased by the wholly-owned special-purpose subsidiary. Borrowings under the Trade Receivable Facility bear interest at a rate equal to Adjusted Term Secured Overnight Financing Rate (Adjusted Term SOFR), as defined, plus 0.8%. The Trade Receivable Facility contains a cross-default provision to the Company's other debt agreements. Subject to certain conditions, including lenders providing the requisite commitments, the Trade Receivable Facility may be increased to a borrowing base not to exceed $500 million. At December 31, 2024 and 2023, there were no borrowings outstanding under the Trade Receivable Facility.

The Company's long-term debt maturities for each of the next five years and thereafter are as follows:

(in millions)		
2025	$	125
2026		—
2027		792
2028		—
2029		—
Thereafter		4,496
Total	$	5,413

Note H: Financial Instruments

The Company's financial instruments include temporary cash investments, restricted cash, accounts receivable, accounts payable, publicly-registered long-term notes, debentures and other long-term debt.

Temporary cash investments are placed primarily in money market funds, money market demand deposit accounts and Eurodollar time deposit accounts with financial institutions. The Company's cash equivalents have maturities of less than three months. Due to the short maturity of these investments, they are carried on the consolidated balance sheets at cost, which approximates fair value.

Restricted cash at December 31, 2023 was held in a trust account with a third-party intermediary. Due to the short-term nature of this account, the carrying value of restricted cash approximated its fair value.

Accounts receivable are due from a large number of customers, primarily in the construction industry, and are dispersed across wide geographic and economic regions. However, accounts receivable are more heavily concentrated in certain states, namely Texas, North Carolina, Colorado, California, Georgia, Florida, Minnesota, Arizona, South Carolina and Iowa. The carrying values of accounts receivable approximate their fair values.

Accounts payable represent amounts owed to suppliers and vendors. The estimated carrying value of accounts payable approximates its fair value due to the short-term nature of the payables.

The carrying value and fair value of the Company's long-term debt were $5.4 billion and $4.8 billion, respectively, at December 31, 2024 and $4.3 billion and $3.9 billion, respectively, at December 31, 2023. The estimated fair value of the Company's publicly-registered long-term debt was estimated based on Level 1 of the fair value hierarchy using quoted market prices.



Note I: Income Taxes

The components of the Company's income tax expense from continuing operations are as follows:

years ended December 31 (in millions)	2024	2023	2022
Federal income taxes:			
Current	$ 565	$ 264	$ 175
Deferred	(41)	(11)	18
Total federal income taxes	524	253	193
State income taxes:			
Current	80	43	35
Deferred	(4)	(3)	6
Total state income taxes	76	40	41
Total current foreign income taxes	—	—	1
Income tax expense	$ 600	$ 293	$ 235

The Company generated foreign pretax earnings of $13 million, earnings of $8 million and a loss of $2 million for the years ended December 31, 2024, 2023 and 2022, respectively. Deferred foreign income tax expense is not material.

The Company's effective income tax rate on continuing operations varied from the statutory United States income tax rate due to the following tax differences:

years ended December 31	2024	2023	2022
Statutory income tax rate	21.0%	21.0%	21.0%
(Reduction) increase resulting from:			
Effect of statutory depletion	(1.4)	(2.3)	(2.4)
State income taxes, net of federal tax benefit	2.3	2.1	2.9
Goodwill write-off for divestiture	1.8	—	0.5
Federal tax credits	(0.5)	(0.8)	(0.9)
Equity investments in renewable energy tax credits, net	(0.3)	(0.2)	—
Other items	0.2	(0.2)	0.4
Effective income tax rate	23.1%	19.6%	21.5%

The higher 2024 effective income tax rate versus 2023 was driven by the impact of the February 2024 divestiture of the South Texas cement business and certain related ready mixed concrete operations, which included the write-off of certain nondeductible goodwill. The higher 2022 effective tax rate versus 2023 was primarily driven by the impact of the divestiture of the Colorado and Central Texas ready mixed concrete businesses.

The statutory depletion deduction for all years is calculated as a percentage of revenues, subject to certain limitations. Due to these limitations, changes in the sales volumes and pretax earnings may not proportionately affect the Company's statutory depletion deduction and the corresponding impact on the effective income tax rate. However, the impact of the depletion deduction on the estimated effective tax rate is inversely affected by increases or decreases in pretax earnings.

The Company invests in renewable energy investment entities which qualify for tax credits and other tax benefits and are accounted for under the proportional amortization method. For the year ended December 31, 2024, amortization of these investments plus income recapture, which are included in the line item *Income tax expense* in the consolidated statements of earnings, were $148 million and $16 million, respectively, and offset by $153 million of tax credits and $17 million of other tax benefits. For the year ended December 31, 2023, amortization plus income recapture of similar investments were $26 million and $1 million, respectively, offset by $24 million of tax credits and $2 million of other tax benefits. There was no investment amortization for the year ended December 31, 2022. As of December 31, 2024, the Company has committed to additional equity contributions of $44 million for tax equity investments related to RETC projects. These amounts, which are expected to be paid in 2025, are recorded in the line item *Other current liabilities* on the consolidated balance sheet.



The Internal Revenue Service has provided certain disaster tax relief for North Carolina businesses affected by Hurricanes Debby and Helene, which allows the Company to defer estimated federal and certain state income, payroll and excise tax payments for the period from August 2024 through April 2025. The deferred obligation will be due May 1, 2025. The Company deferred income tax payments of $102 million under this provision as of December 31, 2024.

The principal components of the Company's deferred tax assets and liabilities are as follows:

December 31	Deferred Assets (Liabilities)	
(in millions)	2024	2023
Deferred tax assets related to:		
Inventories	$ 147	$ 121
Valuation and other reserves	65	34
Net operating loss carryforwards	2	3
Accumulated other comprehensive loss	41	54
Lease liabilities	147	142
Other items, net	13	4
Gross deferred tax assets	415	358
Valuation allowance on deferred tax assets	(2)	(3)
Total net deferred tax assets	413	355
Deferred tax liabilities related to:		
Property, plant and equipment	(1,158)	(828)
Goodwill and other intangibles	(171)	(168)
Right-of-use assets	(144)	(142)
Partnerships and joint ventures	(47)	(34)
Employee benefits	(62)	(57)
Total deferred tax liabilities	(1,582)	(1,229)
Deferred income taxes, net	$ (1,169)	$ (874)

The Company had immaterial gross domestic federal net operating loss (NOL) carryforwards at both December 31, 2024 and 2023. The Company had gross domestic state NOL carryforwards of $24 million and $43 million at December 31, 2024 and 2023, respectively. The domestic federal and state carryforwards have various expiration dates through 2044. The Company also had immaterial domestic state tax credit carryforwards at December 31, 2024 and 2023, which have various expiration dates through 2044.

The Company expects to reinvest the earnings from its wholly-owned Canadian and Bahamian subsidiaries indefinitely, and accordingly, has not provided deferred taxes on the subsidiaries' undistributed net earnings or basis differences. The Company believes that the tax liability that would be incurred upon repatriation of the foreign earnings was immaterial at December 31, 2024 and 2023.

The Company's unrecognized tax benefits are immaterial for the years ended December 31, 2024, 2023 and 2022. Unrecognized tax benefits are reversed as a discrete event if an examination of applicable tax returns is not initiated by a federal or state tax authority within the statute of limitations or upon effective settlement with federal or state tax authorities. Management believes its accrual for unrecognized tax benefits is sufficient to cover uncertain tax positions reviewed during audits by taxing authorities. The Company anticipates an immaterial decrease in its unrecognized tax benefits during the twelve months ending December 31, 2025, due to the expiration of the statutes of limitations for the 2021 tax year.

The Company's tax years subject to federal, state or foreign examinations are 2020 through 2024.



Note J: Retirement and Other Benefit Plans

Defined Benefit Retirement Plans. The Company sponsors defined benefit retirement plans that cover substantially all employees. Defined retirement benefits for salaried employees are based on each employee's years of service and average compensation for a specified period of time before retirement. Defined retirement benefits for hourly employees are generally stated amounts for specified periods of service.

The Company sponsors a Supplemental Excess Retirement Plan (SERP) that generally provides for the payment of retirement benefits in excess of allowable Internal Revenue Code limits. The SERP generally provides for a lump-sum payment of vested benefits. When these benefit payments exceed the sum of the service and interest costs for the SERP during a year, the Company recognizes a pro rata portion of the SERP's unrecognized actuarial loss as settlement expense.

The net periodic benefit cost of defined benefit plans includes the following components:

years ended December 31 (in millions)		2024		2023		2022
Service cost	$	38	$	33	$	48
Interest cost		55		51		41
Expected return on assets		(79)		(71)		(77)
Amortization of:						
Prior service cost		6		6		4
Actuarial loss		2		1		4
Settlement charge		—		—		5
Net periodic benefit cost	$	22	$	20	$	25

The components of net periodic benefit cost, other than service cost, are included in the line item *Other nonoperating income, net*, in the consolidated statements of earnings. Based on the roles of the employees, service cost is included in *Cost of revenues* or *Selling, general and administrative expenses* line items in the consolidated statements of earnings.

The expected return on assets is calculated by applying an annually selected expected long-term rate of return assumption to the estimated fair value of the plan assets during the year, giving consideration to contributions and benefits paid.

The Company recognized the following pretax amounts in consolidated comprehensive earnings:

years ended December 31 (in millions)		2024		2023		2022
Actuarial (gain) loss	$	(44)	$	21	$	(115)
Prior service cost		—		—		48
Amortization of:						
Prior service cost		(6)		(6)		(4)
Actuarial loss		(2)		(1)		(4)
Settlement charge		—		—		(5)
Total	$	(52)	$	14	$	(80)

During 2022, the Company amended its qualified pension plan to provide an enhanced benefit for eligible hourly active participants who retire subsequent to April 30, 2022, which resulted in a remeasurement of the qualified pension plan as of February 28, 2022. The remeasurement increased the defined benefit plans' unrecognized prior service cost by $48 million.

Accumulated other comprehensive loss includes the following amounts that have not yet been recognized in net periodic benefit cost:

| December 31
(in millions) | | 2024 | | | | 2023 | | |
		Gross		Net of tax		Gross		Net of tax
Prior service cost	$	37	$	7	$	42	$	20
Actuarial loss		17		3		64		30
Total	$	54	$	10	$	106	$	50



The defined benefit plans' change in projected benefit obligation is as follows:

years ended December 31 (in millions)	2024		2023	
Net projected benefit obligation at beginning of year	$	970	$	858
Service cost		38		33
Interest cost		55		51
Actuarial (gain) loss		(46)		73
Gross benefits paid		(50)		(45)
Net projected benefit obligation at end of year	$	967	$	970

The largest component of the actuarial gain in 2024 was the impact of the higher discount rate compared with 2023. The actuarial loss in 2023 was primarily attributable to a lower discount rate compared with 2022.

The Company's change in plan assets, funded status and amounts recognized on the Company's consolidated balance sheets are as follows:

years ended December 31 (in millions)	2024		2023	
Fair value of plan assets at beginning of year	$	1,177	$	1,067
Actual return on plan assets, net		77		123
Employer contributions		34		32
Gross benefits paid		(50)		(45)
Fair value of plan assets at end of year	$	1,238	$	1,177

December 31 (in millions)	2024		2023	
Funded status of the plan at end of year	$	271	$	207
Accrued benefit credit	$	271	$	207

December 31 (in millions)	2024		2023	
Amounts recognized on consolidated balance sheets consist of:				
Noncurrent asset	$	371	$	308
Current liability		(13)		(8)
Noncurrent liability		(87)		(93)
Net amount recognized at end of year	$	271	$	207

The accumulated benefit obligation for all defined benefit pension plans was $879 million and $882 million at December 31, 2024 and 2023, respectively.

Benefit obligations and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets are as follows:

December 31 (in millions)	2024		2023	
Projected benefit obligation	$	100	$	101
Accumulated benefit obligation	$	90	$	91
Fair value of plan assets	$	—	$	1

Weighted-average assumptions used to determine benefit obligations as of December 31 are:

	2024	2023
Discount rate	6.00%	5.58%
Rate of increase in future compensation levels	4.50%	4.50%



Weighted-average assumptions used to determine net periodic benefit cost for the years ended December 31 are:

	2024	2023	2022
Discount rate	**5.58%**	5.88%	3.44%
Rate of increase in future compensation levels	**4.50%**	4.50%	4.50%
Expected long-term rate of return on assets	**6.75%**	6.75%	6.75%

The expected long-term rate of return on pension fund assets is based on the current asset class mix of the Company's pension plan assets, current capital market conditions and a stochastic forecast of future conditions.

As of December 31, 2024 and 2023, the Company estimated the remaining lives of participants in the pension plans using the Pri-2012 Base tables. The no-collar table was used for salaried participants and the blue-collar table was used for hourly participants; the tables were adjusted to reflect both the mortality experience of the Company's participants and a geospatial mortality analysis. The Company used the MP-2020 mortality improvement scale for 2024 and 2023.

Retirement plan assets are invested in listed stocks, bonds, real estate, private infrastructure and cash equivalents. The target allocation for 2024 and the actual pension plan asset allocation by asset class are as follows:

	Percentage of Plan Assets		
	2024 Target Allocation	December 31	
Asset Class		2024	2023
Equity securities	56%	**58%**	53%
Debt securities	28%	**22%**	27%
Real estate	10%	**10%**	12%
Private infrastructure	6%	**8%**	8%
Cash	0%	**2%**	0%
Total	100%	**100%**	100%

The Company's investment strategy is for equity securities to be invested in mid-sized to large capitalization U.S. funds, and small capitalization, international and emerging growth funds. Debt securities, or fixed income investments, are invested in funds benchmarked to the Barclays U.S. Aggregate Bond Index.



The fair values of pension plan assets by asset class and fair value hierarchy level are as follows:

	Fair Value Measurements				
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Net Asset Value	Total Fair Value
December 31					
(in millions)	2024				
Equity securities[1]:					
Mid-sized to large cap	$ —	$ —	$ —	$ 359	$ 359
Small cap, international and emerging growth funds	—	—	—	361	361
Debt securities[1]:					
Core fixed income	—	—	—	271	271
Real estate	—	—	—	130	130
Private infrastructure	—	—	—	96	96
Cash equivalents	—	—	—	21	21
Total	$ —	$ —	$ —	$ 1,238	$ 1,238

	2023				
Equity securities[1]:					
Mid-sized to large cap	$ —	$ —	$ —	$ 307	$ 307
Small cap, international and emerging growth funds	—	—	—	320	320
Debt securities[1]:					
Core fixed income	—	—	—	319	319
Real estate	—	—	—	137	137
Private infrastructure	—	—	—	90	90
Cash equivalents	—	—	—	4	4
Total	$ —	$ —	$ —	$ 1,177	$ 1,177

[1].   These investments are common collective investment trusts valued using the net asset value (NAV) unit price provided by the fund administrator. The NAV is based on the value of the underlying assets owned by the fund.

Real estate investments are stated at estimated fair value, which is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Real estate investments are valued at NAV based on the plan's proportionate shares of the real estate funds' fair value as recorded by the trustees/general partner of the funds. The funds are real estate investment trust based funds that offer participation in an actively managed, primarily core portfolio of equity real estate. The funds allocate gains, losses and expenses to investors based on the ownership percentage to determine the NAV. Private infrastructure assets represent investments in a fund that is stated at fair value. For financial assets in the fund that are actively traded in organized financial markets, fair value is based on exchange-quoted market prices. For investments in the fund for which there is no quoted market price, fair value is determined by the trustees/general partner of the fund based on discounted expected future cash flows prepared by third-party professionals.

In 2024 and 2023, the Company made combined pension plan and SERP contributions of $34 million and $32 million, respectively. The Company currently estimates that it will contribute $40 million to its pension plans in 2025.

The expected benefit payments to be paid from plan assets for each of the next five years and the five-year period thereafter are as follows:

(in millions)	
2025	$ 59
2026	$ 60
2027	$ 63
2028	$ 66
2029	$ 65
Years 2030 - 2034	$ 353



Postretirement and Postemployment Benefits. The Company provides other postretirement benefits for certain employees, including medical benefits for retirees and their spouses and retiree life insurance. Employees starting on or after January 1, 2002 are not eligible for postretirement welfare plans. Postretirement medical benefits are paid from the Company's assets. The obligation, if any, for retiree medical payments is subject to the terms of the plan. At December 31, 2024 and 2023, the Company's recorded benefit obligation related to these benefits totaled $7 million and $8 million, respectively. The Company also provides certain benefits, such as disability benefits, to former or inactive employees after employment but before retirement.

Defined Contribution Plan. The Company maintains a defined contribution plan that covers substantially all employees. This plan, qualified under Section 401(a) of the Internal Revenue Code, is a retirement savings and investment plan for the Company's salaried and hourly employees. Under certain provisions of the plan, the Company matches employees' eligible contributions at established rates. The Company's matching obligations were $22 million in both 2024 and 2023, and $23 million in 2022.

Note K: Stock-Based Compensation

On May 19, 2016, the Company's shareholders approved the Martin Marietta Amended and Restated Stock-Based Award Plan. The Martin Marietta Materials, Inc. Stock-Based Award Plan, as amended from time to time, along with the Amended Omnibus Securities Award Plan, originally approved in 1994 (collectively, the Plans), are still effective for awards made prior to 2017. The Company has been authorized by the Board of Directors to repurchase shares of the Company's common stock for issuance under the stock-based award plans (see Note M).

The Company grants restricted stock awards under the Plans to a group of executive officers, key personnel and nonemployee members of the Board of Directors. The vesting of certain restricted stock awards is based on certain performance criteria over a specified period of time. The number of shares may be increased to the maximum or reduced to the minimum threshold based on the results of those criteria. In addition, certain awards are granted to individuals to encourage retention and motivate key employees. These awards generally vest if the employee is continuously employed over a specified period of time and require no payment from the employee. Awards granted to nonemployee members of the Board of Directors vest immediately.

The fair value of stock-based award grants is expensed over the vesting period. Awards to employees eligible for retirement prior to the award becoming fully vested are expensed over the period through the date that the employee first becomes eligible to retire and is no longer required to provide service to earn the award. Awards granted to nonemployee members of the Board of Directors are expensed immediately.

Additionally, an incentive compensation stock plan has been adopted under the Plans whereby certain participants may elect to use up to 50% of their annual incentive compensation to acquire units representing shares of the Company's common stock at a 20% discount to the market value on the date of the incentive compensation award. Participants receive unrestricted shares of common stock in an amount equal to their respective units generally at the end of a 34-month period of additional employment from the date of award or at retirement beginning at age 62. All rights of ownership of the common stock convey to the participants upon the issuance of their respective shares at the end of the ownership-vesting period.

The following table summarizes information for restricted stock awards and incentive compensation stock awards for 2024:

	Restricted Stock - Service Based		Restricted Stock - Performance Based		Incentive Compensation Stock	
	Number of Awards	Weighted-Average Grant-Date Fair Value	Number of Awards	Weighted-Average Grant-Date Fair Value	Number of Awards	Weighted-Average Grant-Date Fair Value
January 1, 2024	210,643	$ 289.26	98,150	$ 384.02	17,326	$ 364.09
Awarded	46,323	$ 553.17	29,746	$ 595.00	11,543	$ 548.68
Distributed	(60,143)	$ 307.63	(81,439)	$ 352.52	(12,760)	$ 389.15
Forfeited	(5,289)	$ 389.70	(5,490)	$ 443.71	(566)	$ 400.15
Adjustment for performance	—	$ —	47,537	$ 362.60	—	$ —
December 31, 2024	191,534	$ 370.27	88,504	$ 468.71	15,543	$ 497.76



The weighted-average grant-date fair value per share of service-based restricted stock awards granted during 2024, 2023 and 2022 was $553.17, $369.18 and $362.77, respectively. The weighted-average grant-date fair value per share of performance-based restricted stock awards granted during 2024, 2023 and 2022 was $595.00, $392.73 and $406.99, respectively. The weighted-average grant-date fair value per share of incentive compensation stock awards granted during 2024, 2023 and 2022 was $548.68, $362.08 and $369.05, respectively.

The aggregate intrinsic values for unvested service-based and performance-based restricted stock awards of $145 million and unvested incentive compensation stock awards of $2 million at December 31, 2024 were based on the closing price of the Company's common stock at December 31, 2024, which was $516.50. The aggregate intrinsic values of service-based and performance-based restricted stock awards distributed during the years ended December 31, 2024, 2023 and 2022 were $76 million, $48 million and $65 million, respectively. The aggregate intrinsic values of incentive compensation stock awards distributed during the years ended December 31, 2024, 2023 and 2022 were $4 million, $4 million and $3 million, respectively. The aggregate intrinsic values for distributed awards were based on the closing prices of the Company's common stock on the dates of distribution.

Prior to 2016, under the Plans, the Company granted options to employees to purchase its common stock at a price equal to the closing market value at the date of grant. Options become exercisable in four annual installments beginning one year after date of grant. Outstanding options expire ten years after the grant date.

The following table includes summary information for stock options as of December 31, 2024:

	Number of Options	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life (years)
Outstanding at January 1, 2024	6,103	$ 144.14	
Exercised	(2,480)	$ 128.89	
Outstanding at December 31, 2024	3,623	$ 154.58	0.4
Exercisable at December 31, 2024	3,623	$ 154.58	0.4

The aggregate intrinsic values of options exercised during each of the three years ended December 31, 2024, 2023 and 2022 were immaterial. The aggregate intrinsic values for options outstanding and exercisable at December 31, 2024 were immaterial and were based on the closing price of the Company's common stock at December 31, 2024, which was $516.50.

At December 31, 2024, there were approximately 0.3 million awards available for grant under the Plans. In 2016, the Company's shareholders approved the issuance of an additional 0.8 million shares of common stock under the Plans.

In 1996, the Company adopted the Shareholder Value Achievement Plan to award shares of the Company's common stock to key senior employees based on certain common stock performance criteria over a long-term period. As of December 31, 2024, 0.2 million shares of common stock remain reserved for issuance. No awards have been granted under this plan since 2000.

The Company adopted and the shareholders approved the Common Stock Purchase Plan for Directors in 1996, which provides nonemployee members of the Board of Directors the election to receive all or a portion of their total fees in the form of the Company's common stock. Beginning in 2016, members of the Board of Directors were not required to defer any of their fees in the form of the Company's common stock. Under the terms of this plan, 0.3 million shares of common stock were reserved for issuance. Nonemployee members of the Board of Directors elected to defer portions of their fees representing 834, 1,333 and 1,767 shares of the Company's common stock under this plan during 2024, 2023 and 2022, respectively.



The following table summarizes stock-based compensation expense for the years ended December 31, 2024, 2023 and 2022, unrecognized compensation cost for nonvested awards at December 31, 2024 and the weighted-average period over which unrecognized compensation cost will be recognized:

(in millions, except year data)	Restricted Stock (Service- and Performance-Based)	Incentive Compensation Stock	Directors' Fees Paid in Stock	Total
Stock-based compensation expense recognized for years ended December 31:				
2024	$ 56	$ 1	$ 1	$ 58
2023	$ 49	$ 1	$ —	$ 50
2022	$ 41	$ 1	$ 1	$ 43
Unrecognized compensation cost at December 31, 2024	$ 28	$ 1	$ —	$ 29
Weighted-average period over which unrecognized compensation cost will be recognized	1.9 years	1.8 years		

Total tax benefits related to stock-based compensation expense were $9 million, $9 million and $8 million for the years ended December 31, 2024, 2023 and 2022, respectively.

The following presents expected stock-based compensation expense in future periods for outstanding awards as of December 31, 2024:

(in millions)		
2025	$	19
2026	$	8
2027	$	1
2028	$	1
Total	$	29

Stock-based compensation expense is primarily included in *Selling, general and administrative expenses* in the Company's consolidated statements of earnings.

Note L: Leases

The Company has leases, primarily for equipment, railcars, fleet vehicles, office space, land, information technology equipment and software. The Company's leases have remaining lease terms, inclusive of options to renew that the Company is reasonably certain to exercise, ranging from less than one year to 46 years. Some of the Company's leases include options to terminate the leases within one year.

Certain of the Company's lease agreements include payments based upon variable rates, including, but not limited to, hours used, tonnage processed and factors related to indices. The Company's lease agreements do not contain any material residual value guarantees or material restrictive covenants.

The components of lease cost are as follows:

years ended December 31 (in millions)	2024	2023	2022
Operating lease cost	$ 76	$ 77	$ 73
Finance lease cost:			
Amortization of right-of-use assets	26	21	18
Interest on lease liabilities	6	5	4
Variable lease cost	14	18	17
Short-term lease cost	46	46	45
Total lease cost	$ 168	$ 167	$ 157



The Company has royalty agreements that are prescriptively excluded from the scope of ASC 842 and generally require royalty payments based on tons produced, tons sold or total sales dollars and also contain minimum payments. Royalty expense was $92 million, $86 million and $78 million for the years ended December 31, 2024, 2023 and 2022, respectively.

The balance sheet classifications of operating and finance leases are as follows:

December 31 (in millions)	2024	2023
Operating leases:		
Operating lease right-of-use assets	$ 376	$ 372
Current operating lease liabilities	$ 56	$ 53
Noncurrent operating lease liabilities	335	327
Total operating lease liabilities	$ 391	$ 380
Finance leases:		
Property, plant and equipment	$ 295	$ 254
Accumulated depreciation	(83)	(59)
Property, plant and equipment, net	$ 212	$ 195
Other current liabilities	$ 19	$ 20
Other noncurrent liabilities	202	180
Total finance lease liabilities	$ 221	$ 200

The incremental borrowing rate ranged from 0.4% to 6.0% for the years ended December 31, 2024 and 2023. Weighted-average remaining lease terms and discount rates are as follows:

December 31	2024	2023
Weighted-average remaining lease terms (years):		
Operating leases	11.0	11.7
Finance leases	18.1	18.3
Weighted-average discount rates:		
Operating leases	4.6%	4.3%
Finance leases	3.3%	2.6%

Future lease payments as of December 31, 2024 are as follows:

(in millions)	Operating Leases	Finance Leases
2025	$ 72	$ 26
2026	65	19
2027	53	18
2028	43	16
2029	38	15
Thereafter	234	202
Total lease payments	505	296
Less: imputed interest	(114)	(75)
Present value of lease payments	391	221
Less: current lease obligations	(56)	(19)
Total long-term lease obligations	$ 335	$ 202



Note M: Shareholders' Equity

The authorized capital structure of the Company includes 100 million shares of common stock, with a par value of $0.01 per share. At December 31, 2024, approximately 1.0 million common shares were reserved for issuance under stock-based award plans.

Pursuant to authority granted by its Board of Directors, the Company can repurchase up to 20 million shares of common stock. During 2024, the Company repurchased 0.8 million shares of common stock. During each of 2023 and 2022, the Company repurchased 0.4 million shares of common stock. Future share repurchases are at the discretion of management. At December 31, 2024, 11.9 million shares of common stock were remaining under the Company's repurchase authorization.

Note N: Commitments and Contingencies

Legal and Administrative Proceedings. The Company is engaged in certain legal and administrative proceedings incidental to its normal business activities. In the opinion of management and counsel, based upon currently available facts, the likelihood is remote that the ultimate outcome of any litigation and other proceedings, including those pertaining to environmental matters (see Note A), relating to the Company and its subsidiaries, will have a material adverse effect on the overall results of the Company's operations, its cash flows or its financial position.

Asset Retirement Obligations. The Company incurs reclamation and teardown costs as part of its mining and production processes. Estimated future obligations are discounted to their present value and accreted to their projected future obligations via charges to operating expenses. Additionally, the fixed assets recorded concurrently with the liabilities are depreciated over the period until retirement activities are expected to occur. Total accretion and depreciation expenses for 2024, 2023 and 2022 were $28 million, $17 million and $16 million, respectively, and are included in *Other operating income, net*, in the consolidated statements of earnings.

The following shows the changes in asset retirement obligations:

years ended December 31 (in millions)	2024	2023	2022
Balance at beginning of year	$ 400	$ 380	$ 307
Accretion expense	11	11	10
Liabilities incurred and liabilities assumed in business combinations	12	34	79
Liabilities settled	(2)	(28)	(14)
Revisions in estimated cash flows	9	(13)	(3)
Liabilities reclassified from assets held for sale	2	16	1
Balance at end of year	$ 432	$ 400	$ 380

Other Environmental Matters. The Company's operations are subject to and affected by federal, state and local laws and regulations relating to the environment, health and safety, and other regulatory matters. Certain of the Company's operations may, from time to time, involve the use of substances that are classified as toxic or hazardous within the meaning of these laws and regulations. Environmental operating permits are, or may be, required for certain of the Company's operations, and such permits are subject to modification, renewal and revocation. The Company regularly monitors and reviews its operations, procedures and policies for compliance with these laws and regulations. Despite these compliance efforts, risk of environmental remediation liability is inherent in the operation of the Company's businesses, as it is with other companies engaged in similar businesses. The Company has no material provisions for environmental remediation liabilities and does not believe such liabilities will have a material adverse effect on the Company in the future.

Insurance Reserves. At December 31, 2024 and 2023, reserves of $53 million and $47 million, respectively, were recorded for insurance claims.

Letters of Credit. In the normal course of business, the Company provides certain third parties with standby letter of credit agreements guaranteeing its payment for certain insurance claims, contract performance and permit requirements. At December 31, 2024, the Company was contingently liable for $37 million in letters of credit.

Surety Bonds. At December 31, 2024, the Company was contingently liable for $818 million in surety bonds required by certain states and municipalities and their related agencies. The bonds are provided in the normal course of business and are principally for certain insurance claims, construction contracts, reclamation obligations and mining permits guaranteeing the Company's own performance. The Company has indemnified the underwriting insurance company against any exposure under the surety bonds. In the Company's past experience, no material claims have been made against these financial instruments.



Purchase Commitments. The Company had purchase commitments for property, plant and equipment of $162 million as of December 31, 2024. The Company also had other purchase obligations related to energy and service contracts of $158 million as of December 31, 2024. The Company's contractual purchase commitments as of December 31, 2024 are as follows:

(in millions)	
2025	$ 215
2026	21
2027	15
2028	12
2029	12
Thereafter	45
Total	$ 320

Capital expenditures in 2024, 2023 and 2022 that were purchase commitments as of the prior year end were $139 million, $111 million and $90 million, respectively.

Contracts of Affreightment and Royalty Commitments. Future minimum contracts of affreightment and royalty commitments for all noncancelable agreements that are not accounted for as leases on the Company's consolidated balance sheet as of December 31, 2024 are as follows:

(in millions)	Contracts of Affreightment	Royalty Commitments
2025	$ 17	$ 27
2026	17	15
2027	18	14
2028	—	13
2029	—	10
Thereafter	—	86
Total	$ 52	$ 165

Employees. Approximately 13% of the Company's employees are represented by a labor union. All such employees are hourly employees. The Company maintains collective bargaining agreements relating to the union employees within the Building Materials business and Magnesia Specialties segment. All of the hourly employees of the Magnesia Specialties segment, located in Manistee, Michigan, and Woodville, Ohio, are represented by labor unions. The Woodville collective bargaining agreement expires in June 2026. The Manistee collective bargaining agreement expires in August 2027.

Note O: Segments

As of December 31, 2024, the Building Materials business is comprised of four divisions that represent individual operating segments. These operating segments are consolidated into two reportable segments, the East Group and the West Group, for financial reporting purposes, as they meet the aggregation criteria. The Magnesia Specialties business represents an individual operating and reportable segment. The accounting policies used for segment reporting are the same as those described in Note A.

The Company's Chief Operating Decision Maker (CODM) is the Chair, President and Chief Executive Officer. The CODM reviews results by reportable segment on a quarterly basis and allocates resources to achieve the Company's strategic objectives based on an evaluation of each reportable segment's performance. This evaluation is largely based on segment earnings from operations, as management believes this is the best metric of segment profitability and operating performance. Segment earnings from operations is also a measure in the determination of incentive compensation targets and awards. Segment earnings from operations include revenues less cost of revenues; selling, general and administrative expenses; other operating income and expenses, net; and exclude interest income and expense; other nonoperating income and expenses, net; and income tax expense. The significant expense categories shown below align with the segment-level information regularly provided to the CODM. Other costs of revenues for each reportable segment include mainly repairs and maintenance, contract services, supplies and royalties.

Corporate loss from operations primarily includes depreciation and amortization; expenses for corporate administrative functions; acquisition, divestiture and integration expenses; and other nonrecurring income and expenses not attributable to operations of the Company's other operating segments.



The following tables display selected financial data for the Company's reportable segments. Revenues, as presented on the consolidated statements of earnings, reflect the elimination of intersegment revenues, which represent sales from one segment to another segment and are immaterial. Revenues and earnings (loss) from operations reflect continuing operations only. Income tax expense is not allocated to the Company's reportable segments.

Earnings from operations for the West Group included a $1.3 billion gain and $16 million of transaction expenses in 2024 and $6 million of transaction expenses in 2023 on the divestiture of the South Texas cement business and certain of its related ready mixed concrete operations (see Note B); a noncash asset and portfolio rationalization charge of $50 million (see Note R) in 2024; and a nonrecurring gain on divestiture of $152 million in 2022.

year ended December 31, 2024 (in millions)	East Group	West Group	Magnesia Specialties	Total Reportable Segments	Corporate	Total
Segment Revenues	$ 2,941	$ 3,275	$ 320	$ 6,536	$ —	$ 6,536
Less:						
Labor and benefits expense	391	402	39	832	1	833
Raw materials expense	96	466	18	580	—	580
Depreciation, depletion and amortization expense	259	254	15	528	3	531
Energy expense	145	147	31	323	—	323
External freight expense	108	220	31	359	—	359
Other costs of revenues	905	1,013	79	1,997	35	2,032
Selling, general and administrative expenses	139	187	20	346	101	447
Acquisition, divestiture and integration expenses	—	16	—	16	34	50
Other operating expense (income), net	7	(1,307)	(3)	(1,303)	(23)	(1,326)
Segment Earnings (Loss) from Operations	$ 891	$ 1,877	$ 90	$ 2,858	$ (151)	$ 2,707
Interest expense						169
Other nonoperating income, net						(58)
Consolidated earnings from continuing operations before income tax expense						$ 2,596

year ended December 31, 2023 (in millions)	East Group	West Group	Magnesia Specialties	Total Reportable Segments	Corporate	Total
Segment Revenues	$ 2,763	$ 3,699	$ 315	$ 6,777	$ —	$ 6,777
Less:						
Labor and benefits expense	362	433	36	831	(7)	824
Raw materials expense	104	556	22	682	—	682
Depreciation, depletion and amortization expense	205	261	13	479	3	482
Energy expense	152	216	37	405	—	405
External freight expense	113	233	30	376	—	376
Other costs of revenues	854	1,050	80	1,984	1	1,985
Selling, general and administrative expenses	124	177	18	319	124	443
Acquisition, divestiture and integration expenses	—	6	—	6	6	12
Other operating (income) expense, net	(8)	(10)	3	(15)	(13)	(28)
Segment Earnings (Loss) from Operations	$ 857	$ 777	$ 76	$ 1,710	$ (114)	$ 1,596
Interest expense						165
Other nonoperating income, net						(62)
Consolidated earnings from continuing operations before income tax expense						$ 1,493



year ended December 31, 2022 (in millions)	East Group		West Group		Magnesia Specialties		Total Reportable Segments		Corporate		Total	
Segment Revenues	$	2,468	$	3,389	$	304	$	6,161	$	—	$	6,161
Less:												
Labor and benefits expense		340		428		35		803		—		803
Raw materials expense		118		568		27		713		—		713
Depreciation, depletion and amortization expense		205		255		12		472		3		475
Energy expense		175		280		45		500		—		500
External freight expense		143		259		31		433		—		433
Other costs of revenues		740		1,008		63		1,811		3		1,814
Selling, general and administrative expenses		115		166		16		297		100		397
Acquisition, divestiture and integration expenses		—		—		—		—		9		9
Other operating income, net		(8)		(164)		(1)		(173)		(17)		(190)
Segment Earnings (Loss) from Operations	$	640	$	589	$	76	$	1,305	$	(98)	$	1,207
Interest expense												169
Other nonoperating income, net												(53)
Consolidated earnings from continuing operations before income tax expense											$	1,091

Assets employed by segment include assets directly identified with those operations. Corporate assets consist primarily of cash, cash equivalents and restricted cash; property, plant and equipment for corporate operations; and other assets not directly identifiable with a reportable segment.

December 31 (in millions) **Assets employed**		**2024**		2023
East Group	$	8,452	$	5,131
West Group		7,941		7,697
Magnesia Specialties		269		250
Total reportable segments		16,662		13,078
Corporate		1,508		2,047
Total	$	18,170	$	15,125

years ended December 31 (in millions) **Total property additions, including the impact of acquisitions**		**2024**		2023		2022
East Group	$	3,185	$	231	$	189
West Group		1,216		342		302
Magnesia Specialties		32		39		32
Total reportable segments		4,433		612		523
Corporate		22		14		21
Total	$	4,455	$	626	$	544

years ended December 31 (in millions) **Property additions through acquisitions**		**2024**		2023		2022
East Group	$	2,853	$	—	$	—
West Group		732		—		3
Total	$	3,585	$	—	$	3



Note P: Revenues and Gross Profit

The following tables, which are reconciled to consolidated amounts, provide revenues and gross profit (loss) by line of business: Building Materials (further divided by product line) and Magnesia Specialties. Interproduct revenues represent sales from the aggregates product line to the cement and ready mixed concrete and asphalt and paving product lines and sales from the cement product line to the ready mixed concrete product line. Effective January 1, 2024, the Company combined the cement and ready mixed concrete product lines. This change was driven by the reduced significance of each of these product lines relative to the Building Materials business and consolidated operating results from recent divestitures. Additionally, there is a significant relationship between these product lines, as the ready mixed concrete product line is a significant customer of the cement product line. Revenues and gross profit (loss) reflect continuing operations only.

years ended December 31 (in millions) Revenues	2024		2023		2022
Building Materials business:					
Aggregates	$ 4,514	$	4,302	$	3,879
Cement and ready mixed concrete	1,083		1,518		1,395
Asphalt and paving	869		887		788
Less: interproduct revenues	(250)		(245)		(205)
Total Building Materials business	6,216		6,462		5,857
Magnesia Specialties	320		315		304
Total	$ 6,536	$	6,777	$	6,161

years ended December 31 (in millions) Gross profit (loss)	2024		2023		2022
Building Materials business:					
Aggregates	$ 1,449	$	1,378	$	984
Cement and ready mixed concrete	260		436		273
Asphalt and paving	101		109		81
Total Building Materials business	1,810		1,923		1,338
Magnesia Specialties:	107		97		91
Corporate	(39)		3		(6)
Total	$ 1,878	$	2,023	$	1,423

The above information for 2023 and 2022 has been reclassified to conform to current-year presentation. For the year ended December 31, 2023, the cement product line reported revenues of $726 million, inclusive of $217 million to the ready mixed concrete product line, and gross profit of $334 million. For the year ended December 31, 2023, the ready mixed concrete product line reported revenues of $1.0 billion and gross profit of $102 million. For the year ended December 31, 2022, the cement product line reported revenues of $620 million, inclusive of $178 million to the ready mixed concrete product line, and gross profit of $203 million. For the year ended December 31, 2022, the ready mixed concrete product line reported revenues of $953 million and gross profit of $70 million. Revenues from sales of cement to the ready mixed concrete product line were previously eliminated in the interproduct revenues line.

Domestic and foreign revenues are as follows:

years ended December 31 (in millions)	2024		2023		2022
Domestic	$ 6,487	$	6,707	$	6,078
Foreign	49		70		83
Total	$ 6,536	$	6,777	$	6,161



Performance Obligations. Performance obligations are contractual promises to transfer or provide a distinct good or service for a stated price. The Company's product sales agreements are single-performance obligations that are satisfied at a point in time. Performance obligations within paving service agreements are satisfied over time, primarily ranging from one day to two years. Customer payment terms are generally 30 days from invoice date. Customer payments for the paving operations are based on a contractual billing schedule and are typically "paid-when-paid", meaning the Company is paid once the customer is paid.

Future revenues from unsatisfied performance obligations at December 31, 2024, 2023 and 2022 were $255 million, $251 million and $239 million, respectively, where the remaining periods to complete these obligations ranged from one month to 36 months at December 31, 2024, one month to 22 months at December 31, 2023 and two months to 34 months at December 31, 2022.

Service Revenues. Service revenues, which include paving operations located in California and Colorado, were $411 million, $411 million and $354 million for the years ended December 31, 2024, 2023 and 2022, respectively.

Note Q: Supplemental Cash Flow Information

Noncash investing and financing activities are as follows:

years ended December 31 (in millions)	2024	2023	2022
Accrued liabilities for purchases of property, plant and equipment	$ 143	$ 128	$ 152
Right-of-use assets obtained in exchange for new operating lease liabilities	$ 68	$ 63	$ 27
Right-of-use assets obtained in exchange for new finance lease liabilities	$ 17	$ 22	$ 12
Remeasurement of operating lease right-of-use assets	$ 7	$ 10	$ (3)
Remeasurement of finance lease right-of-use assets	$ 27	$ —	$ (13)
Acquisition of assets through asset exchange	$ —	$ 5	$ —

Supplemental disclosures of cash flow information are as follows:

years ended December 31 (in millions)	2024	2023	2022
Cash paid for interest, net of amount capitalized	$ 158	$ 159	$ 165
Cash paid for income taxes	$ 382	$ 292	$ 201
Cash paid for amounts included in the measurement of lease liabilities:			
Operating cash flows used for operating leases	$ 77	$ 77	$ 79
Operating cash flows used for finance leases	$ 6	$ 5	$ 5
Financing cash flows used for finance leases	$ 20	$ 17	$ 15

Note R: Other Operating Income, Net

Other operating income, net, is comprised generally of gains and losses on divestitures and the sale of assets; asset and portfolio rationalization charges; recoveries and losses related to certain customer accounts receivable; recoveries and losses on the resolution of contingency accruals; rental, royalty and services income; and accretion expense, depreciation expense, and gains and losses related to asset retirement obligations. These net amounts represented income of $1.3 billion, $28 million and $190 million in 2024, 2023 and 2022, respectively.

In 2024, other operating income, net, included a $1.3 billion pretax gain on the divestiture of the South Texas cement business and certain of its related ready mixed concrete operations and $28 million of gains on land sales, which were partially offset by a $50 million pretax, noncash asset and portfolio rationalization charge. The 2024 noncash asset and portfolio rationalization charge relates to the Company's decision to discontinue usage of certain long-haul distribution facilities to transport aggregates products into Colorado because the AFS acquisition completed in January 2024 provides more economical, local aggregates supply. This charge, which is reported in the West Group, reflects the Company's evaluation of the recoverability of certain long-lived assets, including property, plant and equipment and operating lease right-of-use assets, for the cessation of these railroad operations.

In 2023, other operating income, net, included $20 million of gains on land sales.



In 2022, other operating income, net, included a $152 million pretax gain on the divestiture of the Colorado and Central Texas ready mixed concrete operations.

Note S: Other Nonoperating Income, Net

Other nonoperating income, net, is comprised generally of interest income; foreign currency transaction gains and losses; pension and postretirement benefit cost (excluding service cost); net equity earnings from nonconsolidated investments and other miscellaneous income and expenses. Other nonoperating income, net, was $58 million, $62 million and $53 million in 2024, 2023 and 2022, respectively. In 2024, other nonoperating income, net, included $40 million of interest income and $10 million of third-party railroad track maintenance expense. In 2023, other nonoperating income, net, included $47 million of interest income and $9 million of third-party railroad track maintenance expense. In 2022, other nonoperating income, net, included $14 million of interest income, a $12 million pretax gain related to the repurchase of the Company's debt and $8 million of third-party railroad track maintenance expense.



INTRODUCTORY OVERVIEW



OPERATIONS PROFILE
As of December 31, 2024

~390 Aggregates Quarries, Mines & Yards

1 Cement Plant

72 Ready Mixed Concrete Plants

38 Asphalt Plants

2 Magnesia Specialties Facilities

Source: Company data

Martin Marietta Materials, Inc. (the Company or Martin Marietta) is a natural resource-based building materials company, with 2024 revenues of $6.5 billion and 2024 net earnings from continuing operations attributable to Martin Marietta of $2.0 billion, inclusive of a $976 million after-tax nonrecurring gain on the divestiture of the Company's South Texas cement plant and related ready mixed concrete operations (the Divestiture). These results were achieved in part by supplying aggregates (crushed stone, sand and gravel) through its network of approximately 390 quarries, mines and distribution yards in 28 states, Canada and The Bahamas. Martin Marietta also provides cement and downstream products, namely ready mixed concrete, asphalt and paving services, in certain markets where the Company has a leading aggregates position. Specifically, the Company has one cement plant and two cement distribution facilities in Texas, ready mixed concrete operations in Arizona and Texas, and asphalt operations in Arizona, California, Colorado and Minnesota. Paving services are offered in California and Colorado.

The Company's heavy-side building materials are used in infrastructure, nonresidential and residential construction projects. Aggregates are also used in agricultural, utility and environmental applications and as railroad ballast. The aggregates, cement, ready mixed concrete and asphalt and paving product lines are reported collectively as the "Building Materials" business.



As more fully discussed in the *Strategic Objectives* section, geography is critically important for the Building Materials business. The Company conducts its Building Materials business through two reportable segments, organized by geography: East Group and West Group. The East Group, consisting of the East and Central divisions, provides aggregates and asphalt products. The West Group is comprised of the Southwest and West divisions and provides aggregates, cement, ready mixed concrete, asphalt and paving services.

BUILDING MATERIALS BUSINESS
As of December 31, 2024

Reportable Segments	East Group	West Group
Operating Locations	Alabama, Florida, Georgia, Indiana, Iowa, Kansas, Kentucky, Maryland, Minnesota, Missouri, Nebraska, North Carolina, Ohio, Pennsylvania, South Carolina, Tennessee, Virginia, West Virgina, Nova Scotia and The Bahamas	Arizona, Arkansas, California, Colorado, Louisiana, Oklahoma, Texas, Utah, Washington and Wyoming
Product Lines	Aggregates and Asphalt	Aggregates, Cement, Ready Mixed Concrete, Asphalt and Paving Services
Facility Types	Quarries, Mines, Asphalt Plants and Distribution Facilities	Quarries, Cement Plants, Asphalt Plants, Ready Mixed Concrete Plants and Distribution Facilities
Modes of Transportation	Truck, Railcar, Ship and Barge	Truck and Railcar

The following ten states accounted for 81% of the Building Materials business 2024 revenues: Texas, North Carolina, Colorado, California, Georgia, Florida, Minnesota, Arizona, South Carolina and Iowa.



2024 TOTAL REVENUES BY DESTINATION
BUILDING MATERIALS BUSINESS

WA <1%
MN 4%
WY <1%
IA 3%
NE 2%
UT <1%
CO 9%
KS <1%
MO 1%
IN 3%
OH 1%
PA <1%
WV <1%
KY <1%
VA 1%
DE <1%
MD 2%
Nova Scotia <1%
CA 7%
AZ 4%
OK 2%
AR <1%
TN 2%
NC 10%
SC 4%
MS <1%
AL 1%
GA 6%
TX 30%
LA <1%
FL 4%
Bahamas <1%
Production and Sales
Sales

Source: Company data



Magnesia Specialties

The Company operates a Magnesia Specialties business with production facilities in Michigan and Ohio. The Magnesia Specialties business produces magnesia-based chemicals products used in industrial, agricultural and environmental applications. It also produces dolomitic lime sold primarily to customers for steel production and soil stabilization. Magnesia Specialties' products are shipped to customers domestically and worldwide.

Strategic Objectives

The Company's strategic planning process, or **S**trategic **O**perating **A**nalysis and **R**eview (SOAR), provides the framework for execution of Martin Marietta's long-term strategic plan. Guided by this framework and considering the cyclicality of the Building Materials business, the Company determines capital allocation priorities to maximize long-term shareholder value creation. The Company's strategy includes ongoing evaluation of aggregates-led opportunities of scale in new domestic markets (*i.e.*, platform acquisitions) and expansion through acquisitions that complement existing operations (*i.e.*, bolt-on acquisitions). The Company finances such opportunities with the goal of preserving its financial flexibility by having a leverage ratio (consolidated net debt to consolidated earnings before interest, taxes, depreciation, depletion and amortization, earnings/loss from nonconsolidated equity affiliates and certain other adjustments as specified in the *Results of Operations* section, or Adjusted EBITDA) within a range of 2.0 times to 2.5 times within a reasonable period of time (typically within 18 months) following the completion of a debt-financed transaction. SOAR also includes the identification and potential disposition of assets that are not consistent with stated strategic goals. Notably, the Company completed nearly $6.0 billion worth of portfolio-optimizing transactions in 2024, divesting non-strategic cement and related ready mixed concrete businesses and redeploying the net proceeds into aggregates-led acquisitions in attractive markets (see Note B to the consolidated financial statements).

The Company, by purposeful design, will continue to be an aggregates-led business that focuses on markets with strong, underlying growth fundamentals where it can sustain or achieve a leading market position. Aggregates gross profit represented 76% of 2024 total reportable segment gross profit. For Martin Marietta, strategic cement and targeted downstream operations are located where the Company has, or envisions, among other things, a clear path toward a leading aggregates position. Additionally, strategic cement operations are geared toward markets in which supply cannot be meaningfully interdicted by waterborne product deliveries.





Generally, the Company's building materials are both sourced and sold locally. As a result, geography is critically important when assessing market attractiveness and growth opportunities. Attractive geographies generally exhibit (a) population growth and/or high population density, both of which are drivers of heavy-side building materials consumption; (b) business and employment diversity, drivers of greater economic stability; and (c) a superior state financial position, a driver of public infrastructure investment.

Population growth and density are typically assessed based on a site's proximity to one of the megaregions in the United States. Megaregions are large networks of metropolitan population centers covering thousands of square miles. According to *America 2050*, a planning and policy program of the Regional Plan Association, most of the nation's population and economic growth through 2050 will occur in 11 megaregions. The Company has a meaningful presence in ten megaregions. As evidence of the successful execution of SOAR, the Company's leading positions in the Texas Triangle, Colorado's Front Range, northern and southern California and Arizona's Sun Corridor megaregions and its growth platform in the southern portion of the Northeast megaregion are the results of acquisitions since 2011. The Company's enhanced positions in the Piedmont Atlantic megaregion and Florida megaregion were expanded with the Blue Water Industries LLC (BWI Southeast) acquisition completed during 2024. The Company has a legacy presence in the southeastern portion of the Great Lakes megaregion, encompassing operations in Indiana and Ohio, as well as the Gulf Coast megaregion in Texas.

MEGAREGIONS AND BUILDING MATERIALS BUSINESS LOCATIONS
As of December 31, 2024

Cascadia

Great Lakes

Northern California

Front Range

Northeast

Southern California

Arizona Sun Corridor

Texas Triangle

Piedmont Atlantic

Florida

Gulf Coast

◆ Martin Marietta Locations

Source: America 2050

The Company focuses its geographic footprint along significant transportation and commerce corridors, particularly in key Sunbelt metropolitan statistical areas (MSAs) across the Southeast and Southwest. The retail sector (both e-commerce as well as brick and mortar) values transportation corridors, as logistics and distribution are critical considerations for construction supporting that industry. In addition, technology companies view these areas as attractive locations for data centers.

The Company considers a state's financial health rating, as issued by S&P Global Ratings, in determining the opportunities and attractiveness of areas for both expansion and/or development. The Company's top ten revenue-generating states have been evaluated and scored a financial health rating of AA- or higher, where AAA is the highest score. The Company also reviews the state's ability to secure additional infrastructure funding and financing.



In line with the Company's strategic objectives, management's overall focus includes:

- Upholding the Company's commitment to its Mission, Vision and Values
- Building and maintaining the world's safest, best-performing and most-durable aggregates-led public company
- Navigating effectively through construction cycles to balance investment decisions against expected product demand
- Tracking shifts in population dynamics, as well as local, state and national economic conditions, to ensure changing trends are reflected in the execution of the strategic plan
- Integrating acquired businesses efficiently to maximize the return on the investment
- Allocating capital in a prudent manner consistent with the following long-standing priorities while maintaining financial flexibility:
  - Acquisitions
  - Organic capital investment
  - Return of cash to shareholders through both meaningful and sustainable dividends as well as share repurchases

Safety Performance

The Company's safety culture and performance sets the foundation for its long-term strategic plan and its financial and operational strength. For 2024, the Company achieved a record company-wide Lost-Time Incident Rate (LTIR) of 0.129, the eighth consecutive year of world-class or better LTIR thresholds, and a company-wide Total Injury Incident Rate (TIIR) of 0.650, the fourth consecutive year of world-class or better TIIR thresholds.

BUSINESS ENVIRONMENT

Building Materials Business

The Building Materials business serves customers in the construction marketplace. The business' profitability is sensitive to national, regional and local economic conditions and cyclical swings in construction spending, which are affected by fluctuations in levels of public-sector infrastructure funding; interest rates; access to capital markets; and demographic, geographic, employment and population dynamics.

The heavy-side construction business, inclusive of much of the Company's operations, is conducted outdoors. Therefore, erratic weather patterns, precipitation and other weather-related conditions, including flooding, hurricanes, extreme hot and cold temperatures, earthquakes, droughts and wildfires, can significantly affect production schedules, shipments, costs, efficiencies and profitability. Generally, the financial results for the first and fourth quarters are influenced by the impacts of winter weather, while the second and third quarters can be subject to the impacts of heavy precipitation and excessive heat. The impacts of erratic weather patterns are more fully discussed in the *Building Materials Business' Key Considerations* section.

Product Lines

Aggregates are an engineered, granular material consisting of crushed stone, sand and gravel, manufactured to specific sizes, grades and chemistry for use primarily in construction applications. The Company's operations consist mostly of open pit quarries; however, the Company is also the largest operator of underground aggregates mines in the United States, with 14 active underground mines located in the East Group. The Company's aggregates reserves average more than 85 years at the 2024 annual production level.

Cement is the basic agent used to bind coarse aggregates, sand and water in the production of ready mixed concrete. Calcium carbonate in the form of limestone is the principal raw material used in the production of cement. The Company has a cement production facility in Midlothian, Texas, south of Dallas/Fort Worth, and operates two related distribution terminals. This production facility produces Portland limestone and specialty cements, with an annual clinker (an intermediary product of cement production) capacity at December 31, 2024 of approximately 2.4 million tons. The facility operated at approximately 72% utilization for clinker production in 2024. The Company completed a finishing capacity expansion project at the Midlothian plant in August 2024, which will provide 0.45 million tons of incremental annual cement production capacity. Further, the Company has converted its Midlothian plant to manufacture a less carbon-intensive Portland limestone cement, known as Type 1L, which has been approved by the Texas Department of Transportation and allows the production of more cement with less clinker.

Ready mixed concrete is measured in cubic yards and specifically batched or produced for customers' construction projects and then typically transported by mixer trucks and poured at the project site of a customer of the Company. The coarse aggregates used for ready mixed concrete are a washed material with limited amounts of fines (*i.e.*, dirt and clay). The Company operates ready mixed concrete plants in Arizona and Texas.

Asphalt is typically used in surfacing roads and parking lots and consists of liquid asphalt, or bitumen (the binding medium), and aggregates. Similar to ready mixed concrete, each asphalt batch is produced to customer specifications. The Company's asphalt operations are in Arizona, California, Colorado and Minnesota and related paving services are offered in California and Colorado.

Market dynamics for the downstream ready mixed concrete and asphalt product lines include a highly competitive environment and lower barriers to entry compared with the Company's upstream product lines of aggregates and cement.

End-Use Trends

The principal end-use markets of the Building Materials business are public infrastructure (*i.e.*, highways; streets; roads; bridges; and schools); nonresidential construction (*i.e.*, manufacturing and distribution facilities; data centers; industrial complexes; office buildings; large retailers and wholesalers; healthcare; hospitality; and energy-related activity); and residential construction (*i.e.*, subdivision development; and single- and multi-family housing). Aggregates are also used in agricultural, utility and environmental applications and as railroad ballast, collectively comprising the ChemRock/Rail market.

Public infrastructure projects can require several years to complete, while residential and nonresidential construction projects are usually completed within one year. Generally, customer purchase orders do not contain firm quantity commitments, regardless of end-use market.

Infrastructure

The public infrastructure market accounted for 37% of the Company's aggregates shipments in 2024. The Company's shipments to this end-use market are in line with the most recent five-year average of 36% and the most recent ten-year average of 37%.

Public construction projects, once awarded, are typically seen through to completion. Thus, delays from weather or other factors can serve to extend the duration of the construction cycle. While construction spending in the public and private market sectors is affected by economic cycles, public infrastructure spending has been comparatively more stable due to the predictability of funding from federal, state and local governments. The Infrastructure Investments and Jobs Act (IIJ Act) was signed into law on November 15, 2021 and contains a five-year surface transportation reauthorization plus $110 billion in new funding for roads, bridges and other hard infrastructure projects.

State and local initiatives that support infrastructure funding, including gas tax increases, new funding mechanisms and other ballot initiatives, are increasing in size and number as these governments recognize the need for their expanded role in public infrastructure investment. In November 2024, 77% of all infrastructure funding measures up for vote were approved. These approved infrastructure initiatives are estimated to generate $41 billion in one-time and recurring revenues, with initiatives in Texas, the Company's largest revenue-generating state, accounting for $5 billion of this total.

Nonresidential

The nonresidential construction market accounted for 35% of the Company's aggregates shipments in 2024. Large industrial projects of scale led by energy and domestic manufacturing continue to lead the segment, accounting for the majority of total nonresidential shipments. The Company expects enhanced federal investments will further support and accelerate growth trends in this end use, with a renewed focus on data centers for artificial intelligence infrastructure. While light nonresidential demand remained resilient through 2024, despite higher interest rates, high office vacancy rates and tighter commercial lending conditions, the Company expects 2025 demand in this segment to moderate, as it generally follows single-family residential development with a lag.

Residential

The residential construction market accounted for 23% of the Company's aggregates shipments in 2024. This end use typically moves in direct correlation with economic cycles. The Company's exposure to residential construction is split between aggregates used in the construction of subdivisions (including streets, sidewalks, utilities and storm and sewage drainage), single-family homes and multi-family units. Construction of both subdivisions and single-family homes is nearly three times



more aggregates intensive than construction of multi-family units. Therefore, the level of new subdivision starts, as well as new single-family housing permits, is a strong leading indicator of residential volumes. According to the United States Census Bureau, for the year ended December 31, 2024, seasonally-adjusted national single-family housing starts decreased 3% to approximately 1.1 million units compared with 2023 and seasonally-adjusted national single-family housing permits decreased 3% versus 2023. Housing demand far exceeds supply in the Company's key markets; however, a housing recovery is not expected until mortgage rates decline and/or affordability headwinds recede.

ChemRock/Rail

The remaining 5% of the Company's 2024 aggregates shipments was to the ChemRock/Rail market, which includes ballast and agricultural limestone. Ballast is an aggregates product used to stabilize railroad track beds. Agricultural lime, a high-calcium carbonate material, is used as a supplement in animal feed, a soil acidity neutralizer and agricultural growth enhancer. Additionally, ChemRock/Rail includes rip rap (used as a stabilizing material to control erosion caused by water runoff at embankments, ocean beaches, inlets, rivers and streams) and high-calcium limestone (used as filler in glass, plastic, paint, rubber, adhesives, grease and paper). Chemical-grade, high-calcium limestone is used as a desulfurization material in utility plants.

Pricing Trends

Materials pricing for construction projects is generally based on terms committing to the availability of specified products of a stated quantity at an agreed-upon price during a definitive period. Because infrastructure projects often span multiple years, announced price changes can have a lag time before taking effect while the Company sells products under existing price agreements. Pricing escalators included in multi-year infrastructure contracts serve to somewhat mitigate this effect. However, during periods of heightened or rapid increases in production costs, multi-year infrastructure contract pricing may provide only nominal pricing growth. Additionally, the Company may implement multiple price increases throughout the year, on a market-by-market basis, where appropriate. Pricing is determined locally and is affected by supply and demand characteristics of the local market. For further information on pricing, see the discussion in the *Financial Overview* section.





Cost Structure

Costs of revenues for the Building Materials business are components of costs incurred at the quarries, mines, cement plants, ready mixed concrete plants, asphalt plants, paving operations and distribution yards and facilities. Cost of revenues also includes the cost of resale materials, freight expenses to transport materials from a producing quarry or cement plant to a distribution yard or facility (internal freight), third-party freight and delivery costs incurred by the Company and then billed to customers (external freight) and production overhead costs.

Generally, the significant components of cost of revenues for the aggregates product line are (1) labor and benefits; (2) depreciation, depletion and amortization; (3) repairs and maintenance; (4) internal freight; (5) external freight; (6) supplies; (7) energy; and (8) contract services. In 2024, these categories represented 89% of the aggregates product line's total cost of revenues.



2024 COSTS OF REVENUES BY COMPONENT
AGGREGATES PRODUCT LINE
Labor & Related Benefits 19%
Depreciation, Depletion & Amortization 14%
12% Repairs & Maintenance
9% Supplies
7% Energy
6% Contract Services
11% Other
Internal Freight 12%
External Freight 10%
Source: Company data
All costs, with the exception of External and Internal Freight, are Production Costs

Variable costs are expenses that fluctuate with the level of production volume, while fixed costs are expenses that do not vary based on production or sales volume. Production is the key driver in determining the levels of variable costs, as it affects the number of hourly employees and related labor hours. Further, components of energy, supplies and repairs and maintenance costs also increase in connection with higher production volumes. Accordingly, the Company's operating leverage can be meaningful.

Generally, when the Company invests capital in facilities and equipment, increased capacity and productivity reduce labor and repair costs serving to offset increased fixed depreciation costs. However, the increased productivity and related efficiencies may not be fully realized in a lower-demand environment, resulting in under-absorption of fixed costs.

Wage and benefit inflation as well as other increases in labor costs may be somewhat mitigated by enhanced productivity in an expanding economy. During economic downturns, the Company reviews its operations and, where practical, temporarily idles certain sites. The Company then serves these markets with other open and proximate facilities. In certain markets, management can create production "super crews" that work on a rotating basis at various locations. For example, within a market, a crew may work three days per week at one quarry and the other two workdays at another quarry. This has allowed the Company to responsibly manage headcount in periods of lower product demand.

Typically, diesel fuel represents the single-largest component of energy costs for the Building Materials business. The average cost per gallon was $2.82 and $3.25 in 2024 and 2023, respectively. Changes in energy costs also affect the prices that the Company pays for related supplies, including explosives, conveyor belting and tires. Further, the Company's contracts for shipping products on its rail and waterborne distribution network typically include provisions for escalations or reductions in the amounts paid by the Company if the price of fuel moves outside a stated range.



Cement production is a capital-intensive operation with high fixed costs requiring plants to operate continuously, except during maintenance shutdowns. Maintenance of kiln and finishing mills typically necessitates a temporary plant shut-down for repairs. The Company adjusts production levels in anticipation of these planned maintenance periods.

The production of ready mixed concrete and asphalt requires the use of cement and liquid asphalt raw materials, respectively. Therefore, fluctuations in availability and prices for these raw materials directly affect the Company's operating results.

Building Materials Business' Key Considerations

Growth markets with limited supply of indigenous stone must be served via a long-haul distribution network

The U.S. Department of the Interior identified possible sources of indigenous rock and documented its limited supply in certain areas of the United States, including the coastal areas from Virginia to Texas. Further, certain interior United States markets may experience limited availability of locally sourced aggregates resulting from increasingly restrictive zoning, permitting and/or environmental laws and regulations. The Company's long-haul distribution network is used to supplement or, in many cases, wholly supply, the local crushed stone needs of these areas and provides the Company with the flexibility to effectively serve customers primarily in the Southwest and Southeast coastal markets.

The long-haul distribution network can also diversify market risk for locations that engage in long-haul transportation of aggregates products. This is particularly true where a producing quarry both serves a local market and transports products via rail, water and/or truck to be sold in other markets. The risk of a downturn in one market may be somewhat mitigated by other distant markets served by the location.

Product shipments are moved by truck, rail and water through the Company's long-haul distribution network. The Company's rail network primarily serves its Texas, Southeast and Gulf Coast markets, while the Company's Bahamas and Nova Scotia locations transport materials via oceangoing ships. The Company's strategic focus includes expanding inland and offshore capacity and acquiring distribution yards and port locations to offload transported material. As of December 31, 2024, the Company's distribution network consisted of 78 aggregates yards and 2 cement terminals.



TRANSPORTATION COST PER TON PER MILE
AGGREGATES
27 tons per truck
20 - 32 cents/ton per mile
109 tons per railcar
3 - 15 cents/ton per mile
51,000 tons
per ship
0.4 - 1 cent/ton
per mile
27
109
51,000
Tons
Source: Company data

The Company's rail shipments result in continued reliance on railroad operations, which are impacted by track congestion, crew and locomotive availability, the effects of adverse weather conditions and the ability to negotiate favorable railroad shipping contracts. Further, changes in the operating strategy of rail transportation providers can create operational inefficiencies and increased costs from the Company's rail network.



A portion of railcars and all ships in the Company's long-haul distribution network are under short- and long-term leases, some with purchase options, and contracts of affreightment. The limited availability of water and rail transportation providers, coupled with limited distribution sites, can adversely affect lease rates for such services and ultimately the freight rates.

The Company has agreements providing dedicated shipping capacity from its Bahamas and Nova Scotia operations to its coastal ports that expire in 2026 and 2027, respectively. These contracts of affreightment are take-or-pay contracts with minimum and maximum shipping requirements. The minimum requirements were met in 2024. There can be no assurance that such contracts will be renewed upon expiration or that terms will continue without significant increases.

Public infrastructure, historically the Company's largest end-use market, is funded through a combination of federal, state and local sources

Transportation investments generally boost the economy by creating jobs and enhancing mobility and access, which are priorities of many of the government's economic plans. Public-sector construction related to transportation infrastructure is funded through a combination of federal, state and local sources. The federal highway bill, currently the IIJ Act, provides annual funding for public-sector highway construction projects and includes spending authorizations, which represent the maximum financial obligation that will result from the immediate or future outlays of federal funds for highway and transit programs. The federal government's surface transportation programs are funded mostly through the receipts of highway user taxes placed in the Highway Trust Fund, which is divided into the Highway Account and the Mass Transit Account. Revenues credited to the Highway Trust Fund are primarily derived from a federal gas tax, a federal tax on certain other motor fuels and interest on the accounts' accumulated balances. Of the currently imposed federal gas tax of $0.184 per gallon, which has been static since 1993, $0.15 is allocated to the Highway Account of the Highway Trust Fund.

Since most states are required to balance their budgets, reductions in revenues generally require a reduction in states' expenditures. However, the impact of state revenue reductions on highway investment will vary depending on whether the monies come from dedicated revenue sources, such as highway user fees, or whether portions are paid for with general funds.

In addition to federal appropriations, each state typically funds its infrastructure investment from specifically allocated amounts collected from various user fees, typically gasoline taxes and vehicle fees. States have assumed a significantly larger role in funding infrastructure investment, including initiating special-purpose taxes and raising state gas taxes. Management believes that financing at the state and local levels, such as bond issuances, toll roads, vehicle miles traveled fees and tax initiatives, will continue to grow and have a fundamental role in advancing infrastructure projects. State infrastructure investment generally leads to increased growth opportunities for the Company. The level of state public-works spending is varied across the nation and dependent upon individual state economies; the degree to which the Company could be affected by a reduction or slowdown in infrastructure spending varies by state. The state economies of the Building Materials business' ten largest revenue-generating states may disproportionately affect the Company's financial performance.

Governmental appropriations and expenditures are typically less interest rate-sensitive than private-sector spending. Obligations of federal funds are a leading indicator of highway construction activity in the United States. Before a state or local department of transportation can solicit bids on an eligible construction project, it enters into an agreement with the Federal Highway Administration to obligate the federal government to pay its portion of the project cost. These Federal obligations are subject to annual funding appropriation reviews by Congress.

In addition to highways and bridges, transportation infrastructure includes aviation, mass transit, ports and waterways. Railroad construction continues to benefit from economic growth, which ultimately generates a need for additional maintenance and improvements.

Erratic weather can significantly impact operations

Production and shipment levels for the Building Materials business correlate with general construction activity, most of which occurs outdoors and, as a result, is affected by erratic weather, seasonal changes and other environmental conditions. Typically, due to a general slowdown in heavy construction activity during winter months, the first and fourth quarters experience lower production and shipment activity. As such, temperatures in the months of March and November can meaningfully affect the Company's first- and fourth-quarter results, respectively, where warm and/or moderate temperatures in March and November allow the construction season to start earlier and end later, respectively. Additionally, extreme heat during summer months can impact construction activities, as outdoor work may be limited to protect the health and safety of construction workers.



Excessive rainfall jeopardizes production efficiencies, shipments and profitability in all markets served by the Company. In particular, the Company's operations near the Atlantic Ocean and Gulf Coast regions of the United States and The Bahamas are at risk for hurricane activity from June through November, but most notably in August, September and October. The Company's California operations are at risk for flooding, wildfire activity and water use restrictions in severe drought conditions.

Capital investment decisions are driven by capital intensity of the Building Materials business and focus on land

The Company's organic capital program is designed to leverage construction market growth through investment in both permanent and portable facilities at the Company's operations. Over an economic cycle, the Company typically invests organic capital at an annual level that approximates depreciation expense. At mid-cycle and through cyclical peaks, organic capital investment usually exceeds depreciation expense, as the Company supports current capacity needs and future growth. Conversely, at a cyclical trough, the Company may reduce levels of capital investment. Regardless of cycle, the Company sets a priority of investing capital to ensure safe, environmentally sound and efficient operations, as well as to provide the highest quality of customer service and establish a foundation for future growth.

The Company is diligent in its focus on land opportunities, including potential new sites (greensites) and existing site expansion. Land purchases are usually opportunistic and can include contiguous property around existing quarry locations. Such property can serve as buffer property or additional mineral reserves, assuming regulatory hurdles can be cleared and the underlying geology supports economical aggregates mining. In either instance, the acquisition of additional property around an existing quarry typically allows the expansion of the quarry footprint and an extension of quarry life.

Magnesia Specialties Business

The Magnesia Specialties business manufactures magnesia-based chemicals products for industrial, agricultural and environmental applications at its Manistee, Michigan facility. The chemical products business focuses on higher-margin specialty chemicals that can be produced at volumes that support efficient operations. The Magnesia Specialties business also produces and sells dolomitic lime from its Woodville, Ohio facility. Dolomitic lime products sold to external customers are primarily used by the domestic steel industry, while the remaining lime shipments are used internally as a raw material for the manufacturing of chemical products.



2024 TOTAL REVENUES BY PRODUCT LINE AND INDUSTRY
MAGNESIA SPECIALTIES BUSINESS
59% Chemical Products
40% Lime
1% Stone
56% Other Industries
44% Steel Industry
Source: Company data

With 44% of Magnesia Specialties' 2024 revenues related to products used in the steel industry, a portion of the segment's revenues and profits is affected by production and inventory trends within the steel industry, which are guided by the rate of consumer consumption, the flow of offshore imports and other economic factors. The dolomitic lime business runs most profitably at 70% or greater steel capacity utilization. Domestic steel production averaged 70% of capacity in 2024 and 74% in 2023.

While revenues of the Magnesia Specialties business were predominantly derived from domestic customers in 2024, financial results can be affected by foreign currency exchange rates, increasing transportation costs or weak economic conditions in foreign markets. To mitigate the short-term effect of currency exchange rates, foreign transactions are denominated in United States dollars.



A significant portion of the Magnesia Specialties business' costs is of a fixed or semi-fixed nature. The production process requires the use of natural gas, coal and petroleum coke; therefore, fluctuations in their pricing directly affect operating results. To help mitigate this risk, the Company has fixed-price agreements for 43% of its anticipated 2025 energy needs for coal, petroleum coke and natural gas. Given inherently high fixed costs, low capacity utilization can negatively affect the segment's results of operations. Management expects future organic profit growth to result from increased pricing, commercialization of new products, entry into new markets and optimization of overall product mix.

In 2024, direct production costs represented 81% of the Magnesia Specialties business' total cost of revenues:



2024 COSTS OF REVENUES BY COMPONENT
MAGNESIA SPECIALTIES BUSINESS
Internal Freight
4%
Labor & Related Benefits
18%
15%
Energy
13%
Contract Services
11%
Supplies
9%
Raw Materials
7%
Depreciation, Depletion & Amortization
8%
Other
External Freight
15%
Source: Company data
All costs, with the exception of External and Internal Freight, are Production Costs

The Magnesia Specialties business is highly dependent on rail transportation, particularly for movement of dolomitic lime from Woodville to Manistee and direct customer shipments of dolomitic lime and magnesia chemicals products from both Woodville and Manistee. The segment can be affected by the risks mentioned in the long-haul distribution discussion in the *Building Materials Business' Key Considerations* section.

Environmental Regulation and Litigation

The expansion and growth of the aggregates industry is subject to increasing challenges from environmental and political advocates aiming to control the pace and direction of future development. Certain environmental groups have published lists of targeted municipal areas, including areas within the Company's marketplace, for environmental and suburban growth control. The effect of these initiatives on the Company's growth is typically localized. Further challenges are expected as the momentum of these initiatives ebb and flow. Rail and other transportation alternatives are being heralded by these special-interest groups as solutions to mitigate road traffic congestion and overcrowding.

The Company's operations are subject to and affected by federal, state and local laws, rules and regulations relating to the environment, health and safety and other regulatory matters. Certain of the Company's operations may occasionally use substances classified as toxic or hazardous. The Company regularly monitors and reviews its operations, procedures and policies for compliance with these laws and regulations. Despite these compliance efforts, risk of environmental liability is inherent in the operation of the Company's businesses, as it is with other entities engaged in similar businesses.

Environmental operating permits are, or may be, required for certain of the Company's operations; such permits are subject to modification, renewal and revocation. New permits are generally required for opening new sites or for expansion at existing operations and can take several years to obtain. Moreover, land use, rezoning and special or conditional use permits are increasingly difficult to obtain. Once a permit is issued, the location is required to generally operate in accordance with the approved site plan.



The Clean Air Act, originally passed in 1963 and periodically updated by amendments, is the United States' national air pollution control program that granted the United States Environmental Protection Agency (USEPA) authority to set limits on the level of various air pollutants. To meet National Ambient Air Quality Standards, a defined geographic area must be below established limits for six pollutants. Environmental groups have been successful in proceedings against the federal and certain state departments of transportation, delaying highway construction in municipal areas not in compliance with the Clean Air Act. The USEPA designates geographic areas as nonattainment areas when the level of air pollutants exceeds the national standard. Nonattainment areas receive deadlines to reduce air pollutants by instituting various control strategies or otherwise face fines or control by the USEPA. Included as nonattainment areas are several major metropolitan areas in the Company's markets, such as Houston/Brazoria/Galveston, Texas; Dallas/Fort Worth, Texas; Bexar County in San Antonio/New Braunfels, Texas; Denver, Colorado; Boulder, Colorado; Fort Collins/Greeley/Loveland, Colorado; Baltimore, Maryland; Los Angeles-San Bernardino Counties, California; Los Angeles – South Coast Basin, California; Phoenix/Mesa, Arizona; San Diego County, California; San Francisco Bay Area, California; San Joaquin Valley, California; and Sacramento County, California. Federal transportation funding has been directly tied to compliance with the Clean Air Act.

Large emitters (facilities that emit 25,000 metric tons or more per year) of greenhouse gases (GHG) must report GHG generation to comply with the USEPA's Mandatory Greenhouse Gases Reporting Rule (GHG Rule). In 2024, the Company filed annual reports in accordance with the GHG Rule relating to operations at its cement plant in Texas, as well as its Magnesia Specialties facilities in Woodville, Ohio, and Manistee, Michigan, each of which emit certain GHG, including carbon dioxide, methane and nitrous oxide. If Congress passes additional legislation limiting GHG emissions, these operations will likely be subject to such legislation. The Company believes that any increased operating costs or taxes related to GHG emission limitations at its cement or Woodville operations would be passed on to its customers. The Manistee facility may have to absorb extra costs due to the regulation of GHG emissions to maintain competitive pricing in its markets. The Company cannot reasonably predict the amount of those potential increased costs.

The Company is engaged in certain legal and administrative proceedings incidental to its normal business activities. In management's and counsel's opinion, based upon currently available facts, the likelihood is remote that the ultimate outcome of any litigation or other proceedings, including those pertaining to environmental matters, relating to the Company and its subsidiaries, will have a material adverse effect on the overall results of the Company's operations, cash flows or financial position.

FINANCIAL OVERVIEW

Results of Operations

The following discussion and analysis reflect management's assessment of the financial condition and results of operations (MD&A) of the Company for continuing operations and should be read in conjunction with the audited consolidated financial statements (Item 8, Financial Statements and Supplementary Data). As discussed in more detail, the Company's operating results are highly dependent upon activity within the construction marketplace, economic cycles within the public and private business sectors, and seasonal and other weather-related conditions. Accordingly, financial results for any year presented, or year-to-year comparisons of reported results, may not be indicative of future operating results. As permitted by the Securities and Exchange Commission (SEC) under the FAST Act Modernization and Simplification of Regulation S-K, the Company has elected to omit the discussion of the earliest period (2022) presented because it was included in its MD&A in its 2023 Annual Report on Form 10-K filed on February 23, 2024, incorporated by reference from Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations thereto.

The Company's Building Materials business generated the majority of consolidated revenues and earnings from continuing operations. The following comparative analysis and discussion should be read within this context. Further, sensitivity analysis and certain other data are provided to enhance the reader's understanding of MD&A and are not intended to be indicative of management's judgment of materiality.



The Company's consolidated operating results and operating results as a percentage of revenues are as follows:

years ended December 31 (in millions, except for % of revenues)	2024	% of Revenues	2023	% of Revenues
Revenues	$ 6,536	100	$ 6,777	100
Cost of revenues	4,658	71	4,754	70
Gross Profit	**1,878**	**29**	**2,023**	**30**
Selling, general and administrative expenses	447	7	443	7
Acquisition, divestiture and integration expenses	50		12	
Other operating income, net	(1,326)		(28)	
Earnings from Operations	**2,707**	**41**	**1,596**	**24**
Interest expense	169		165	
Other nonoperating income, net	(58)		(62)	
Earnings from continuing operations before income tax expense	2,596		1,493	
Income tax expense	600		293	
Earnings from continuing operations	1,996	31	1,200	18
Loss from discontinued operations, net of income tax benefit	—		(30)	
Consolidated net earnings	1,996		1,170	
Less: Net earnings attributable to noncontrolling interests	1		1	
Net Earnings Attributable to Martin Marietta	**$ 1,995**	**31**	**$ 1,169**	**17**

Consolidated Adjusted EBITDA

Earnings from continuing operations before interest; income taxes; depreciation, depletion and amortization; earnings/loss from nonconsolidated equity affiliates; acquisition, divestiture and integration expenses; the impact of selling acquired inventory after its markup to fair value as part of acquisition accounting (Inventory Markup); nonrecurring gain on divestiture; and noncash asset and portfolio rationalization charge, or Adjusted EBITDA, is an indicator used by the Company and investors to evaluate the Company's operating performance from period to period. Effective January 1, 2024, the Company has elected to add back, for purposes of its Adjusted EBITDA calculation, acquisition, divestiture and integration expenses and the Inventory Markup only for transactions with consideration of $2.0 billion or more and expected acquisition, divestiture and integration expenses of at least $15 million. For 2024, this includes the acquisition of 20 active aggregates operations from affiliates of Blue Water Industries LLC (BWI Southeast) and the Divestiture. See Note B to the consolidated financial statements for additional information regarding the BWI Southeast acquisition and the Divestiture.

Adjusted EBITDA is not defined by U.S. generally accepted accounting principles (GAAP) and, as such, should not be construed as an alternative to net earnings attributable to Martin Marietta, earnings from operations or operating cash flow. Because Adjusted EBITDA excludes some, but not all, items that affect net earnings and may vary among businesses, Adjusted EBITDA as presented by the Company may not be comparable to similarly titled measures of other companies.



The following table presents a reconciliation of net earnings from continuing operations attributable to Martin Marietta to consolidated Adjusted EBITDA:

years ended December 31 (in millions)	2024	2023
Net earnings from continuing operations attributable to Martin Marietta	$ 1,995	$ 1,199
Add back (deduct):		
Interest expense, net of interest income	128	119
Income tax expense for controlling interests	600	293
Depreciation, depletion and amortization expense and earnings/loss from nonconsolidated equity affiliates	564	505
Acquisition, divestiture and integration expenses	40	12
Impact of selling acquired inventory after markup to fair value as part of acquisition accounting	20	—
Nonrecurring gain on divestiture	(1,331)	—
Noncash asset and portfolio rationalization charge	50	—
Consolidated Adjusted EBITDA	$ 2,066	$ 2,128

Mix-Adjusted Average Selling Price

Mix-adjusted average selling price (mix-adjusted ASP) is a non-GAAP measure that excludes the impact of period-over-period product, geographic and other mix on the Company's average selling price. Mix-adjusted ASP is calculated by comparing current-period shipments to like-for-like shipments in the comparable prior period. Management uses this metric to evaluate the realization of pricing changes and believes this information is useful to investors because it provides same-on-same pricing trends.

The following reconciles reported average selling price per ton to organic mix-adjusted ASP and corresponding variances:

years ended December 31	2024	2023
Aggregates:		
Reported average selling price	$ 21.80	$ 19.84
Adjustment for impact of acquisitions	0.22	—
Organic average selling price	$ 22.02	$ 19.84
Adjustment for impact of product, geographic and other mix	(0.07)	
Organic mix-adjusted ASP	$ 21.95	
Reported average selling price variance	9.9 %	
Organic average selling price variance	11.0 %	
Organic mix-adjusted ASP variance	10.7 %	



Revenues

The following table presents revenues for the Company and its reportable segments by product line for continuing operations:

years ended December 31 (in millions)	2024	2023
Building Materials business:		
East Group:		
Aggregates	$ 2,787	$ 2,593
Asphalt	184	199
Less: interproduct revenues	(30)	(29)
East Group Total	2,941	2,763
West Group:		
Aggregates	1,727	1,709
Cement and ready mixed concrete	1,083	1,518
Asphalt and paving services	685	688
Less: interproduct revenues	(220)	(216)
West Group Total	3,275	3,699
Total Building Materials business	6,216	6,462
Magnesia Specialties	320	315
Total	$ 6,536	$ 6,777

Gross Profit

The following table presents gross profit and gross margin data for the Company by product line for continuing operations:

years ended December 31 (dollars in millions)	2024 Amount	2024 % of Revenues	2023 Amount	2023 % of Revenues
Building Materials business:				
Aggregates	$ 1,449	32%	$ 1,378	32%
Cement and ready mixed concrete	260	24%	436	29%
Asphalt and paving services	101	12%	109	12%
Total Building Materials business	1,810	29%	1,923	30%
Magnesia Specialties	107	33%	97	31%
Corporate	(39)	NM	3	NM
Total	$ 1,878	29%	$ 2,023	30%

The decrease in Building Materials business gross profit in 2024 compared with 2023 was primarily attributable to the Divestiture and the $20 million Inventory Markup charge associated with the BWI Southeast acquisition, partially offset by pricing gains across all product lines and lower energy costs. Aggregates gross profit increased due to contributions from acquired operations and pricing growth, despite lower shipments and the Inventory Markup.

The increase in gross profit in Magnesia Specialties was driven by pricing gains in both the lime and chemical product lines, coupled with lower energy costs, which more than offset lower shipments.

Corporate gross profit includes intercompany royalty and rental revenues and expenses; depreciation and amortization for corporate owned assets; and unallocated operational expenses excluded from the Company's evaluation of business segment performance.



Building Materials. Shipment data and volume variances by product line for the Building Materials business are as follows:

years ended December 31 (in millions)	2024	2023	% Change
Aggregates tons	191.1	198.8	(3.8%)
Cement tons	2.3	4.0	(43.5%)
Ready mixed concrete cubic yards	5.0	6.5	(24.2%)
Asphalt tons	8.8	9.4	(5.9%)

Aggregates shipments decreased 3.8% in 2024, driven by the Company's value-over-volume pricing strategy, unfavorable weather and softer residential, warehouse and manufacturing demand, which were partially offset by shipments from acquired operations. Aggregates pricing increased 9.9%, or 10.7% on an organic mix-adjusted basis, compared with 2023, due to the cumulative effect of 2023 and 2024 pricing actions. During 2024, aggregates shipments to the infrastructure, nonresidential and residential end use markets decreased 2%, 4% and 5%, respectively.

Cement shipments and ready mixed concrete shipments decreased 43.5% and 24.2%, respectively, versus prior year, primarily due to the Divestiture and significant precipitation in Texas in 2024 relative to 2023.

In 2024, asphalt shipments decreased 5.9% from 2023, driven by unfavorable weather and softer market demand. Asphalt and paving gross profit decreased 7% in 2024 versus prior year, due to lower shipments and general inflationary impacts that more than offset pricing gains and lower asphalt cement raw material costs.

Magnesia Specialties. In 2024, Magnesia Specialties reported revenues of $320 million and gross profit of $107 million, representing increases of 2% and 10%, respectively, compared with 2023. The profitability increase in 2024 reflects pricing gains in both the lime and chemical product lines and lower energy costs, which more than offset the impact of lower shipments.

Selling, General and Administrative Expenses

SG&A expenses for 2024 and 2023 were 6.8% and 6.5% of revenues, respectively.

Other Operating Income, Net

Other operating income, net, represented income of $1.3 billion in 2024 and $28 million in 2023. The 2024 amount included a $1.3 billion pretax gain on the Divestiture and $28 million of gains on land sales, which were partially offset by a $50 million pretax, noncash asset and portfolio rationalization charge (Rationalization Charge; see Note R to the consolidated financial statements). In 2023, other operating income, net, included $20 million of gains on land sales.

Earnings from Operations

Consolidated earnings from operations were $2.7 billion and $1.6 billion in 2024 and 2023, respectively. The 2024 amount included a $1.3 billion pretax gain on the Divestiture.

Interest Expense

Interest expense was $169 million in 2024 and $165 million in 2023.

Other Nonoperating Income, Net

Consolidated other nonoperating income, net, was $58 million in 2024 and $62 million in 2023, inclusive of interest income of $40 million and $47 million, respectively.

Income Tax Expense

The Company's estimated effective income tax rate for the years ended December 31, 2024 and 2023 was 23.1% and 19.6%, respectively. The higher 2024 effective income tax rate versus 2023 was driven by the impact of the Divestiture, which included the write-off of certain nondeductible goodwill. For further information, see Note I to the consolidated financial statements.

The Company does not anticipate that the tax law changes due to Pillar Two will have a material impact on its estimated effective income tax rate.



Discontinued Operations

Through their respective divestiture dates, the financial results of the Company's California cement businesses and certain California ready mixed concrete operations, which were acquired in 2021, were reported as discontinued operations. The Company sold the Tehachapi, California cement plant on October 31, 2023 and the Stockton, California cement import terminal on May 3, 2023. The collective businesses generated a loss of $30 million in 2023, net of expenses associated with the divestitures and income tax benefit.

Net Earnings and Earnings Per Diluted Share From Continuing Operations Attributable to Martin Marietta

Net earnings from continuing operations attributable to Martin Marietta were $2.0 billion, or $32.41 per diluted share, for 2024 and $1.2 billion, or $19.32 per diluted share, for 2023. 2024 included an after-tax gain of $976 million, or $15.85 per diluted share, on the Divestiture, an after-tax loss of $37 million, or $0.61 per diluted share, for the Rationalization Charge, an after-tax charge of $15 million, or $0.24 per diluted share, for the Inventory Markup and after-tax acquisition, divestiture and integration expenses of $32 million, or $0.51 per diluted share, related to the BWI Southeast acquisition and the Divestiture.

Liquidity and Cash Flows

Operating Activities

Generally, the Company's primary source of liquidity is cash generated from operating activities. Operating cash flow is substantially derived from consolidated net earnings, before deducting depreciation, depletion and amortization, after adjusting for noncash gains and losses, and offset by working capital requirements. Cash provided by operations was $1.5 billion in each of 2024 and 2023.

The Internal Revenue Service has provided certain disaster tax relief for North Carolina businesses affected by Hurricanes Debby and Helene, which allows the Company to defer estimated federal and certain state income, payroll and excise tax payments for the period from August 2024 through April 2025. The deferred obligation will be due May 1, 2025. For the year ended December 31, 2024, operating cash flow benefited from deferred income tax payments of $102 million under this provision.

Investing Activities

Net cash used for investing activities was $2.4 billion in 2024 and net cash provided by investing activities was $459 million in 2023.

Pretax proceeds from divestitures and sales of assets were $2.2 billion in 2024 and $427 million in 2023. The 2024 amount includes the Divestiture. On April 5, 2024, the Company used $2.05 billion of cash on hand to fund the BWI Southeast acquisition. Subsequently, the Company used available liquidity to fund the South Florida aggregates acquisition on October 25, 2024 and the West Texas aggregates acquisition on December 13, 2024.

Cash paid for property, plant and equipment additions was $855 million in 2024, which included a purchase of land, aggregates reserves and processing plants in Southern California, and $650 million in 2023.

In 2023, net cash provided by investing activities included $700 million in proceeds from the sale of restricted investments, which the Company had invested during 2022 and were used to repay discharged debt and related interest in 2023.

Financing Activities

Net cash provided by financing activities was $373 million in 2024 and net cash used for financing activities was $1.1 billion in 2023. In November 2024, the Company issued $1.5 billion of publicly traded debt and in July 2024, repaid the $400 million of 4.250% Senior Notes that matured by their own terms. Additionally, during 2024, the Company borrowed and repaid $1.3 billion on its short-term facilities. In 2023, the Company used $700 million to repay discharged debt and related interest.

For the years ended December 31, 2024 and 2023, the Board of Directors approved total cash dividends on the Company's common stock of $3.06 per share and $2.80 per share, respectively. Total cash dividends paid were $189 million in 2024 and $174 million in 2023.

During 2024, the Company repurchased 0.8 million shares of its common stock for a total cost of $450 million. During 2023, the Company repurchased 0.4 million shares of its common stock for a total cost of $150 million. In 2024 and 2023, the average cost was $572.70 per share and $393.16 per share, respectively.



Capital Structure and Resources

Long-term debt, including current maturities, was $5.4 billion at December 31, 2024, and was in the form of publicly-issued long-term notes and debentures. On November 4, 2024, the Company issued $750 million aggregate principal amount of 5.150% Senior Notes due 2034 and $750 million aggregate principal amount of 5.500% Senior Notes due 2054. The Company used the net proceeds to repay the borrowings outstanding under its revolving credit facility and trade securitization facility. The remaining net proceeds were used for general corporate purposes and acquisitions.

The Company, through a wholly-owned special-purpose subsidiary, has a $400 million trade receivable securitization facility (the Trade Receivable Facility) that matures on September 17, 2025. The Trade Receivable Facility contains a cross-default provision to the Company's other debt agreements. There were no outstanding borrowings on the Trade Receivable Facility as of December 31, 2024.

The Company has an $800 million five-year senior unsecured revolving facility (the Revolving Facility), which matures in December 2029. There were no outstanding borrowings on the Revolving Facility as of December 31, 2024. The Revolving Facility requires the Company's ratio of consolidated net debt-to-consolidated EBITDA, as defined, for the trailing-twelve months (the Ratio) to not exceed 3.50x as of the end of any fiscal quarter, provided that the Company may exclude from the Ratio debt incurred in connection with certain acquisitions during the quarter (or the three preceding quarters) so long as the Ratio calculated without such exclusion does not exceed 4.00x. Additionally, if there are no amounts outstanding under the Revolving Facility and the Trade Receivable Facility, consolidated debt, including debt for which the Company is a guarantor, shall be reduced in an amount equal to the lesser of $500 million or the sum of the Company's unrestricted cash and temporary investments, for purposes of the covenant calculation. The Company was in compliance with the Ratio and other requirements under the Revolving Facility at December 31, 2024.

Pursuant to authority granted by its Board of Directors, the Company can repurchase up to 20 million shares of common stock. As of December 31, 2024, the Company had 11.9 million shares remaining under the repurchase authorization. Future share repurchases are at management's discretion.

At December 31, 2024, the Company had $670 million in unrestricted cash and short-term investments that are considered cash equivalents. The Company manages its cash and cash equivalents to ensure short-term operating cash needs are met and excess funds are managed efficiently. The Company's investments in bank funds generally exceed the FDIC insurance limit.

Cash on hand, along with the Company's projected internal cash flows and availability of financing resources, including its access to debt and equity capital markets, is expected to continue to be sufficient to provide the capital resources necessary to support anticipated operating needs, cover debt service requirements, meet capital expenditures and discretionary investment needs, fund certain acquisition opportunities that may arise and allow for payment of dividends for the foreseeable future. Borrowings under the Revolving Facility are unsecured and may be used for general corporate purposes. The Company's ability to borrow or issue securities is dependent upon, among other things, prevailing economic, financial and market conditions. At December 31, 2024, the Company had $1.2 billion of unused borrowing capacity under its Revolving Facility and Trade Receivable Facility.

The Company is exposed to credit markets through the interest cost related to borrowings under its Revolving Facility and Trade Receivable Facility.

Contractual and Off-Balance Sheet Obligations

The Company has retirement benefits related to pension plans. At December 31, 2024, the fair value of the qualified pension plans' assets exceeded the projected benefit obligation by $371 million. The Company estimates making contributions of $25 million to qualified pension plans in 2025. Any contributions beyond 2025 are currently undeterminable and will depend on the investment return on the related pension assets. At December 31, 2024, the Company had a total obligation of $100 million related to unfunded nonqualified pension plans and expects to make contributions of $15 million to these plans in 2025.



In connection with normal, ongoing operations, the Company enters into market-rate leases for property, plant and equipment and royalty commitments principally associated with leased land and mineral reserves. Additionally, the Company enters into equipment rentals to meet shorter-term, nonrecurring and intermittent needs. At December 31, 2024, the Company had $391 million in operating lease obligations and $221 million in finance lease obligations, representing the present value of future payments. The imputed interest on operating and finance lease obligations was $189 million. Management anticipates that, in the ordinary course of business, the Company will enter into additional royalty agreements for land and mineral reserves during 2025. As permitted, short-term leases are excluded from Accounting Standards Codification 842, *Leases* (ASC 842) requirements and future noncancelable obligations for these leases as of December 31, 2024 are immaterial.

As of December 31, 2024, future interest payable on the Company's publicly-traded debt through the various maturity dates was $3.4 billion. The Company had obligations related to a contract of affreightment not accounted for as a lease, and royalty agreements, totaling $52 million and $165 million, respectively, as of December 31, 2024. The Company had purchase commitments for property, plant and equipment of $162 million as of December 31, 2024 and other purchase obligations related to energy and service contracts totaling $158 million as of December 31, 2024.

The Company invests in renewable energy investment entities which qualify for tax credits and other tax benefits. As of December 31, 2024, the Company has committed to an additional $44 million of tax equity investments related to renewable energy tax credit projects. These amounts are expected to be paid in 2025 and are recorded in the *Other current liabilities* line item on the consolidated balance sheet.

Contingent Liabilities and Commitments

The Company has entered into standby letter of credit agreements relating to certain insurance claims, contract performance and permit requirements. At December 31, 2024, the Company had contingent liabilities guaranteeing its own performance under these outstanding letters of credit of $37 million.

In the normal course of business, at December 31, 2024, the Company was contingently liable for $818 million in surety bonds, which guarantee its own performance and are required by certain states and municipalities and their related agencies. The Company has indemnified the underwriting insurance companies against any exposure under the surety bonds. In the Company's experience, no material claims have been made against these financial instruments.

OTHER FINANCIAL INFORMATION

Critical Accounting Policies and Estimates

The Company uses certain significant accounting policies to prepare its audited consolidated financial statements and related disclosures in conformity with U.S. generally accepted accounting principles. These accounting policies are described in Note A: Accounting Policies of the Notes to Financial Statements of the Company's consolidated financial statements included under Item 8, Financial Statements and Supplemental Data of this Form 10-K.

The Company's audited consolidated financial statements include certain critical estimates regarding the effect of matters that are inherently uncertain. Management bases its estimates on historical experience and on various other assumptions it believes to be reasonable under the circumstances, the results of which form the basis for making subjective and complex judgments about the carrying values of assets and liabilities. Amounts reported in the Company's consolidated financial statements could differ materially if management used different assumptions in making these estimates, resulting in actual results differing from those estimates. Methodologies used and assumptions selected by management in making these estimates, as well as the related disclosures, have been reviewed by and discussed with the Company's Audit Committee. Management's determination of the critical nature of accounting estimates and judgments may change from time to time depending on facts and circumstances that management cannot currently predict.



Business Combinations – Allocation of Purchase Price

The Company's Board of Directors and management regularly review long-term strategic plans, including potential investments in value-added acquisitions of related or similar businesses, which would increase the Company's market presence and/or are related to the Company's existing markets. When an acquisition is completed, the Company's consolidated statements of earnings include the operating results of the acquired business starting from the date of acquisition, which is the date control is obtained. The purchase price is determined based on the fair value of assets and equity interests given to the seller and any future obligations to the seller as of the date of acquisition. The Company allocates the purchase price to the fair values of the tangible and intangible assets acquired and liabilities assumed as valued at the date of acquisition. Goodwill is recorded for the excess of the purchase price over the net of the fair value of the identifiable assets acquired and liabilities assumed as of the acquisition date. The purchase price allocation is a critical accounting policy because the estimation of fair values of acquired assets and assumed liabilities is judgmental and requires various assumptions. Further, the amounts and useful lives assigned to depreciable and amortizable assets versus amounts assigned to goodwill and indefinite-lived intangible assets, which are not amortized, can significantly affect the results of operations in the period of and for periods following a business combination.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction, and, therefore, represents an exit price. Fair value measurement assumes the highest and best use of the asset by market participants, considering the use of the asset that is physically possible, legally permissible, and financially feasible at the measurement date. The Company assigns the highest level of fair value available to assets acquired and liabilities assumed based on the following options:

- Level 1 – Quoted prices in active markets for identical assets and liabilities
- Level 2 – Observable inputs, other than quoted prices, for similar assets or liabilities in active markets
- Level 3 – Unobservable inputs, used to value the asset or liability which includes the use of valuation models

Level 1 fair values are used to value investments in publicly traded entities and assumed obligations for publicly traded long-term debt.

Level 2 fair values are typically used to value acquired receivables, inventories, machinery and equipment, land, buildings, deferred income tax assets and liabilities, and accruals for payables, asset retirement obligations, environmental remediation and compliance obligations, and contingencies. Additionally, Level 2 fair values are typically used to value assumed contracts at other-than-market rates.

Level 3 fair values are used to value acquired mineral reserves and mineral interests produced and sold as final products, and separately-identifiable intangible assets. The fair values of mineral reserves and mineral interests are determined using an excess earnings approach, which requires significant judgment to estimate future cash flows, net of capital investments in the specific operation and contributory asset charges. The estimate of future cash flows is based on available historical information and future expectations and assumptions determined by management, but is inherently uncertain. Significant assumptions used to estimate future cash flows include changes in forecasted revenues based on sales price and shipment volumes, EBITDA margin and forecasted expenses inclusive of production costs and capital needs. The present value of the projected net cash flows represents the fair value assigned to mineral reserves and mineral interests. The discount rate is a significant assumption used in the valuation model and is based on the required rate of return that a hypothetical market participant would require if purchasing the acquired business, with an adjustment for the risk of these assets not generating the projected cash flows.

The Company values separately-identifiable acquired intangible assets which may include, but are not limited to, permits, customer relationships, water rights and noncompetition agreements. The fair values of these assets are typically determined by an excess earnings method, a replacement cost method or, in the case of water rights, a market approach.

The useful lives of amortizable intangible assets and the remaining useful lives for acquired machinery and equipment have a significant impact on earnings. The selected lives are based on the expected periods that the assets will provide value to the Company following the business combination.

The Company may adjust the amounts recognized for a business combination during a measurement period after the acquisition date. Any such adjustments are based on the Company obtaining additional information that existed at the acquisition date regarding the assets acquired or the liabilities assumed. Measurement-period adjustments are generally recorded as increases or decreases to the goodwill recognized in the transaction. The measurement period ends once the Company has obtained all necessary information that existed as of the acquisition date, but does not extend beyond one year



from the date of acquisition. Any adjustments to assets acquired or liabilities assumed beyond the measurement period are recorded through earnings.

For additional information about business combinations and purchase price allocations, see Note B to the consolidated financial statements.

Impairment Review of Goodwill

Goodwill is required to be tested annually for impairment by comparing a reporting unit's fair value to its carrying value. An interim review is performed between annual tests if facts and circumstances indicate a potential impairment. The impairment review of goodwill is a critical accounting estimate because goodwill (excluding any goodwill allocated to assets held for sale) represented 21% of the Company's total assets at December 31, 2024; the review requires management to apply judgment and make key assumptions; and an impairment charge could be material to the Company's financial condition and results of operations.

As part of any qualitative assessment, or Step-0 analysis, the Company evaluates macroeconomic conditions, industry and market conditions, cost factors, overall financial performance and other business or reporting unit-specific events that could impact the fair values of its reporting units.

For reporting units evaluated using a qualitative assessment, or Step-1 analysis, the Company calculates its reporting units' fair values using both an income and market approach. The income approach determines fair values based on discounted cash flow models whereas the market approach involves the application of revenues and EBITDA multiples of comparable companies. Significant assumptions used in the Company's discounted cash flow model include management's estimates of changes in average selling price, shipment volumes and production costs as well as assumptions of future profitability, capital requirements, discount rates and a terminal growth rate. Price, cost and volume assumptions are based on various factors, including historical averages and current forecasts, external sources, and market conditions, while also considering any production capacity constraints. Future profitability and capital requirements are, by their nature, estimates. Capital requirements include maintenance-level needs and known efficiency- and capacity-increasing investments. The calculation of a reporting unit's discount rate includes the following components, which are primarily based on published sources: equity risk premium, historical beta, risk-free interest rate, size premium and borrowing rate. To assess the reasonableness of the reporting units' fair values, the Company's compares the total of the reporting unit fair values to its market capitalization.

Changes in these estimates and assumptions could materially affect the determination of fair value and goodwill impairment. Further, mineral reserves, which represent underlying assets producing the reporting units' cash flows for the aggregates product line, are depleting assets by their nature. Any potential impairment charges from future evaluations represent a risk to the Company.

For the 2024 annual impairment evaluation, the Company performed a Step-0 analysis for all reporting units as of October 1, 2024 and concluded that it is more-likely-than-not that each of the reporting units' fair value exceeded its carrying value.

For additional information about goodwill, see Note C to the consolidated financial statements.



Pension Benefit Obligation and Pension Expense – Selection of Assumptions

The Company sponsors noncontributory defined benefit pension plans that cover substantially all employees and a Supplemental Excess Retirement Plan (SERP) for certain retirees. Annually, as of December 31, management remeasures the defined benefit pension plans' projected benefit obligation based on the present value of the projected future benefit payments to all participants for services rendered to date, reflecting expected future pay increases through the participants' expected retirement dates.

Annual pension expense (inclusive of SERP expense), referred to as net periodic benefit cost within the consolidated financial statements, consists of several components, which are calculated annually:

- *Service Cost,* which represents the present value of benefits attributed to services rendered in the current year, measured by expected future salary levels to assumed retirement dates;

- *Interest Cost,* which represents one year's additional interest on the projected benefit obligation;

- *Expected Return on Assets,* which represents the expected investment return on pension plan assets; and

- *Amortization of Prior Service Cost and Actuarial Gains and Losses,* which represents components that are recognized over time rather than immediately. Prior service cost represents credit given to employees for years of service already accrued. Actuarial gains and losses arise from changes in assumptions regarding future events, a change in the benefit obligation resulting from experience different from assumed or when actual returns on pension assets differ from expected returns and are amortized over the participants' average remaining service period on a plan-by-plan basis.

Management believes the selection of assumptions related to the annual pension expense and related projected benefit obligation is a critical accounting estimate due to the high degree of volatility in the expense and obligation dependent on selected assumptions. The key assumptions include the discount rate, rate of increase in future compensation levels, expected long-term rate of return on pension plan assets and mortality table and mortality improvement scale.

Management's selection of the discount rate is based on an analysis that estimates the current rate of return for high-quality, fixed-income investments with maturities matching the payment of pension benefits that could be purchased to settle the obligations. The Company selected a hypothetical portfolio of Moody's Aa bonds, with maturities that match the benefit obligations, to determine the discount rate. At December 31, 2024, the Company selected a discount rate assumption of 6.00%, a 42-basis-point increase compared with the December 31, 2023 assumption. Of the four key assumptions, the discount rate is generally the most volatile and sensitive estimate. Accordingly, a change in this assumption can have a significant impact on the annual pension expense and the projected benefit obligation.

Management's selection of the rate of increase in future compensation levels, which reflects cost of living adjustments and merit and promotion increases, is generally based on the Company's historical increases in pensionable earnings, while giving consideration to any future expectations. A higher rate of increase results in higher pension expense and a higher projected benefit obligation. The assumed long-term rate of increase is 4.50%.

Management's selection of the expected long-term rate of return on pension fund assets is based on the current asset class mix of the Company's pension plan assets, current capital market conditions and a stochastic forecast of future conditions. Based on the currently projected returns on these assets and related expenses, the Company selected an expected return on assets of 6.75%, the same as the prior-year rate.

The difference between the expected return and the actual return on pension assets is included in actuarial gains and losses, which are amortized into annual pension expense as previously described.

At December 31, 2024 and 2023, the Company estimated the remaining lives of participants in the pension plans using the Society of Actuaries' Pri-2012 Base Mortality Table. The no-collar table was used for salaried participants and the blue-collar table was used for hourly participants, both adjusted to reflect the historical experience of the Company's participants and a geospatial mortality analysis. The Company selected the MP-2020 scale for mortality improvement at December 31, 2024 and 2023.



Assumptions are selected on December 31 to calculate the succeeding year's expense. The assumptions selected at December 31, 2024 are as follows:

Discount rate	6.00%
Rate of increase in future compensation levels	4.50%
Expected long-term rate of return on assets	6.75%
Average remaining service period for participants	9 years
Mortality Tables:	
Base Table	Pri-2012
Mortality Improvement Scale	MP-2020

Using these assumptions, the Company's pension benefit obligation as of December 31, 2024 was $967 million and 2025 pension expense is expected to be approximately $23 million based on current demographics and structure of the plans. Changes in the underlying assumptions would have the following estimated impact on the obligation and expected expense:

- A 25-basis-point change in the discount rate would have changed the December 31, 2024 pension benefit obligation by approximately $29 million.

- A 25-basis-point change in the discount rate would not materially change the 2025 expected expense.

- A 25-basis-point change in the expected long-term rate of return on assets would change the 2025 expected expense by approximately $3 million.

The Company made pension plan and SERP contributions of $34 million in 2024 and $328 million during the five-year period ended December 31, 2024. In total, the Company's pension plans are overfunded (fair value of plan assets exceeds the projected benefit obligation) by $271 million at December 31, 2024. The Company expects to make pension plan and SERP contributions of $40 million in 2025, of which $25 million is voluntary.

For additional information about pension benefit obligation and pension expense, see Note J to the consolidated financial statements.

Estimated Effective Income Tax Rate

The Company uses the liability method to determine its provision for income taxes. Accordingly, the annual provision for income taxes reflects estimates of the current liability for income taxes, estimates of the tax effect of financial reporting versus tax basis differences using statutory income tax rates and management's judgment with respect to any valuation allowances on deferred tax assets and accruals for uncertain tax positions. The result is management's estimate of the annual effective tax rate (the ETR).

Income for tax purposes is determined through the application of the rules and regulations under the United States Internal Revenue Code and the statutes of various foreign, state and local tax jurisdictions in which the Company conducts business. Changes in the statutory tax rates and/or tax laws in these jurisdictions, as well as changes in the geographic mix of earnings, can have a material impact on the ETR and the carrying value of deferred tax assets and liabilities. The effect of statutory tax law changes, if material, is recognized when the change is enacted.

Deferred tax assets representing future tax benefits are analyzed by evaluating all available evidence, both positive and negative, to determine whether, based on the weight of that evidence, all or a portion of the expected future benefits is more-likely-than-not to be realized by the Company. This analysis requires management to make certain estimates and assumptions about future taxable income and prudent and feasible tax planning strategies. The establishment or increase of a valuation allowance increases income tax expense in the period such a determination is made; conversely, the decrease of a valuation allowance decreases income tax expense in the period such a determination is made.

The Company recognizes a tax benefit when it is judged to be more-likely-than-not, based on the technical merits, that a tax position would be sustained upon examination by a taxing authority. The amount to be recognized is measured as the largest amount of tax benefit that is greater than 50% likely of being realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information.



The Company holds equity investments in renewable energy tax credit (RETC) projects which qualify for certain tax benefits. All of the Company's RETC investments are accounted for under the proportional amortization method. Under the proportional amortization method, the equity investment is amortized in proportion to the income tax credits and other income tax benefits received, with the amortization expense and the income tax benefits presented on a net basis in the *Income tax expense or benefit* line item in the consolidated statements of earnings.

For additional information about income taxes, see Note I to the consolidated financial statements.

Property, Plant and Equipment

Net property, plant and equipment represented 56% of total assets at December 31, 2024. Useful lives of the assets can vary depending on factors, including production levels, geographic location, portability and maintenance practices. Additionally, climate and inclement weather can reduce the useful life of an asset. Historically, the Company has not recognized significant losses on the disposal or retirement of fixed assets.

Aggregates mineral reserves and mineral interests are components within the property, plant and equipment balance on the consolidated balance sheets. The Company evaluates aggregates reserves, including those used in cement manufacturing, in several ways, depending on the geology at a particular location and whether the location is a greensite, an acquisition or an existing operation. Greensites require an extensive drilling program before any significant investment is made in terms of time, site development or efforts to obtain appropriate zoning and permitting (see *Environmental Regulation and Litigation* section). The depth of overburden (the layer of soil and other materials that lie above a mineral deposit) and the quality and quantity of the aggregates reserves are significant factors in determining whether to pursue opening the site. Further, the estimated average selling price for products in a market is also a significant factor in concluding that reserves are economically mineable. If the Company's analysis based on these factors is satisfactory, the total aggregates reserves available are calculated and a determination is made whether to open the location. Reserve evaluation at existing locations is typically performed to evaluate purchasing adjoining properties, for quality control, calculating overburden volumes and for mine planning. Reserve evaluation of acquisitions may require a higher degree of sampling to verify the total reserves.

The quality of reserves within a deposit can vary. Construction contracts, for the infrastructure market in particular, include specifications related to the aggregates material properties. If a limiting characteristic in the deposit is discovered, the aggregates material may not meet the required specifications. Although it is possible that the aggregates material can still be used for non-specification uses, this can have an adverse impact on the Company's ability to serve certain customers or the Company's profitability. In addition, other factors can arise that influence the Company's ability to develop reserves, including geological occurrences, mining practices, environmental requirements and zoning ordinances.

In determining the amount of reserves, evaluations are completed by or under the supervision of qualified person(s) using industry best practices and internal controls defined by the Company. The designations the Company uses for reserve categories and those recognized by the aggregate industry are summarized as follows:

> *Mineral Reserves* – Mineral reserves are an estimate of tonnage and grade or quality that, in the opinion of a qualified person, can be the basis of an economically viable project. More specifically, it is the economically mineable part of a mineral resource, which includes diluting materials and allowances for losses that may occur when the material is mined or extracted. Reserves are categorized as Proven and Probable and represent net tons after consideration of applicable losses incurred during mining and plant processing.

> *Proven Reserves* – Proven reserves are the portion of a mineral deposit for which quantity and quality are estimated on the basis of conclusive evidence from closely spaced drilling and sampling.

> *Probable Reserves* – Probable reserves are estimated on the basis of less geologic evidence but are considered adequate for determining the quantity and quality.

The Company's proven and probable reserves reflect reasonable economic and operating constraints and also include reserves at the Company's inactive and undeveloped sites, including some sites where permitting and zoning applications will not be pursued until warranted by expected future growth. The Company has historically been successful in obtaining and maintaining appropriate zoning and permitting (see *Environmental Regulation and Litigation* section). The Company bases estimates on the information known at the time of determination and regularly reevaluates reserves whenever new information indicates a material change in reserves at one of the Company's sites.

For additional information about property, plant and equipment, see Note F to the consolidated financial statements.



Forward-Looking Statements – Safe Harbor Provisions Under the Private Securities Litigation Reform Act of 1995

If you are interested in Martin Marietta stock, management recommends that, at a minimum, you read the Company's current annual report and Forms 10-K, 10-Q and 8-K reports to the Securities and Exchange Commission (SEC) over the past year. The Company's recent proxy statement for the annual meeting of shareholders also contains important information. These and other materials that have been filed with the SEC are accessible through the Company's website at www.martinmarietta.com and are also available at the SEC's website at www.sec.gov. You may also write or call the Company's Corporate Secretary, who will provide copies of such reports.

Investors are cautioned that all statements in this Annual Report that relate to the future involve risks and uncertainties, and are based on assumptions that the Company believes in good faith are reasonable but which may be materially different from actual results. These statements, which are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 and 27A of the Securities Act of 1933, and are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, provide the investor with the Company's expectations or forecasts of future events. You can identify these statements by the fact that they do not relate only to historical or current facts. They may use words such as "anticipate," "may," "expect," "should," "believe," "project," "intend," "will," and other words of similar meaning in connection with future events or future operating or financial performance. In addition to the statements included in this report, we may from time to time make other oral or written forward-looking statements in other filings under the Securities Exchange Act of 1934 or in other public disclosures. Any, or all, of management's forward-looking statements herein and in other publications may turn out to be wrong.

These forward-looking statements are subject to risks and uncertainties, and are based on assumptions that may be materially different from actual results, and include, but are not limited to:

- the ability of the Company to face challenges, including shipment declines resulting from economic events beyond the Company's control;
- a widespread decline in aggregates pricing, including a decline in aggregates shipment volume negatively affecting aggregates price;
- the history of both cement and ready mixed concrete being subject to significant changes in supply, demand and price fluctuations;
- the termination, capping and/or reduction or suspension of the federal and/or state fuel tax(es) or other revenue related to public construction;
- the level and timing of federal, state or local transportation or infrastructure or public projects funding, most particularly in Texas, North Carolina, Colorado, California, Georgia, Florida, Minnesota, Arizona, South Carolina and Iowa;
- the United States Congress' inability to reach agreement among themselves or with the Executive Branch of the United States Federal government on policy issues that impact the federal budget;
- the ability of states and/or other entities to finance approved projects either with tax revenues or alternative financing structures;
- levels of construction spending in the markets the Company serves;
- a reduction in defense spending and the subsequent impact on construction activity on or near military bases;
- a decline in energy-related construction activity resulting from a sustained period of low global oil prices or changes in oil production patterns or capital spending in response to such a decline, particularly in Texas and West Virginia;
- sustained high mortgage interest rates and other factors that have resulted in a slowdown in private construction of both residential and nonresidential projects in some geographies;
- unfavorable weather conditions, particularly Atlantic Ocean, Pacific Ocean and Gulf of Mexico storm and hurricane activity, wildfires, the late start to spring or the early onset of winter and the impact of a drought, excessive rainfall or extreme temperatures in the markets served by the Company, any of which can significantly affect production schedules, volumes, product and/or geographic mix and profitability;



- the volatility of fuel and energy costs, particularly diesel fuel, electricity, natural gas and the impact on the cost, or the availability generally, of other consumables, namely steel, explosives, tires and conveyor belts, and with respect to the Company's Magnesia Specialties business, natural gas;

- continued increases in the cost of other repair and supply parts;

- construction labor shortages and/or supply chain challenges;

- unexpected equipment failures, unscheduled maintenance, industrial accident or other prolonged and/or significant disruption to production facilities;

- the resiliency and potential declines of the Company's various construction end-use markets;

- the potential negative impacts of new waves of outbreak of diseases, epidemic or pandemic, or similar public health threat, or fear of such event and its related economic or societal response, including any impact on the Company's suppliers, customers, or other business partners as well as on its employees;

- the performance of the United States economy;

- Governmental regulation, including environmental laws and climate change regulations at both the state and federal levels;

- transportation availability or a sustained reduction in capital investment by the railroads, notably the availability of railcars, locomotive power and the condition of rail infrastructure to move trains to supply the Company's Texas, Southeast and Gulf Coast markets, including the movement of essential dolomitic lime for magnesia chemicals to the Company's plant in Manistee, Michigan and its customers;

- increased transportation costs, including increases from higher or fluctuating passed-through energy costs or fuel surcharges, and other costs to comply with tightening regulations, as well as higher volumes of rail and water shipments;

- availability of trucks and licensed drivers for transport of the Company's materials;

- availability and cost of construction equipment in the United States;

- weakening in the steel industry markets served by the Company's dolomitic lime products;

- potential impact on costs, supply chain, oil and gas prices, or other matters relating to geopolitical conflicts, including the war between Russia and Ukraine, the war in Israel and related conflict in the Middle East and the potential conflict between China and Taiwan;

- trade disputes with one or more nations impacting the U.S. economy, including the impact of tariffs;

- unplanned changes in costs or realignment of customers that introduce volatility to earnings, including that of the Magnesia Specialties business;

- proper functioning of information technology and automated operating systems to manage or support operations;

- inflation and its effect on both production and interest costs;

- the concentration of customers in construction markets and the increased risk of potential losses on customer receivables;

- the impact of the level of demand in the Company's end-use markets, production levels and management of production costs on the operating leverage and therefore profitability of the Company;

- the possibility that the expected synergies from acquisitions will not be realized or will not be realized within the expected time period, including achieving anticipated profitability to maintain compliance with the Company's leverage ratio debt covenant;

- the possibility that the strategic benefits, outlook, performance and opportunities expected as a result of acquisitions and portfolio optimization will not be realized;

- changes in tax laws, the interpretation of such laws and/or administrative practices, including acquisitions or divestitures, that would increase the Company's tax rate;

- violation of the Company's debt covenant if price and/or volumes return to previous levels of instability;

- downward pressure on the Company's common stock price and its impact on goodwill impairment evaluations;

- the possibility of a reduction of the Company's credit rating to non-investment grade; and

- other risk factors listed from time to time found in the Company's filings with the SEC.



Further, increased highway construction funding pressures resulting from either federal or state issues could result in reduced construction spending, which could in turn affect profitability. Cement is subject to cyclical supply and demand and price fluctuations.

The Company's principal business serves customers in construction markets. This concentration could increase the risk of potential losses on customer receivables; however, payment bonds normally posted on public projects, together with lien rights on private projects, mitigate the risk of uncollectible receivables. The level of demand in the Company's end-use markets, production levels and the management of production costs will affect the operating leverage of the Building Materials business and, therefore, profitability. Production costs in the Building Materials business are also sensitive to energy and raw material prices, both directly and indirectly. Diesel fuel, natural gas, coal and other consumables change production costs directly through consumption or indirectly by increased energy-related input costs, such as steel, explosives, tires and conveyor belts. Fluctuating diesel fuel pricing also affects transportation costs, primarily through fuel surcharges in the Company's long-haul distribution network. The Magnesia Specialties business is sensitive to changes in domestic steel capacity utilization as well as the absolute price and fluctuation in the cost of natural gas.

Transportation in the Company's long-haul network, particularly the supply of railcars and locomotive power and condition of rail infrastructure to move trains, affects the Company's efficient transportation of aggregates products in certain markets, most notably Texas, the Southeast and the Gulf Coast. In addition, availability of railcars and locomotives affects the Company's movement of essential dolomitic lime for magnesia chemicals to both the Company's plant in Manistee, Michigan, and its customers. The availability of trucks, drivers and railcars to transport the Company's products, particularly in markets experiencing high growth and increased demand, is also a risk and pressures the associated costs.

All of the Company's businesses are also subject to weather-related risks that can significantly affect production schedules and profitability. The first and fourth quarters are most adversely affected by winter weather. Hurricane and cyclone activity in the Atlantic Ocean, Pacific Ocean and Gulf Coast generally is most active during the second, third and fourth quarters.

In addition to the foregoing, other factors that could cause actual results to differ materially from the forward-looking statements in this Annual Report include but are not limited to those listed above in Item 1, Business – Competition, Item 1A, Risk Factors, and Note A: Accounting Policies and Note N: Commitments and Contingencies of the Notes to Financial Statements of the audited consolidated financial statements included in this Form 10-K.

You should consider these forward-looking statements in light of risk factors discussed in the Company's Annual Report on Form 10-K for the year ended December 31, 2024 and other filings made with the SEC. All of the Company's forward-looking statements should be considered in light of these factors. In addition, other risks and uncertainties not presently known to the Company or that the Company considers immaterial could affect the accuracy of its forward-looking statements, or adversely affect or be material to the Company. All forward-looking statements are made as of the date of filing or publication and we assume no obligation to update any such forward-looking statements.



QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

As discussed earlier, the Company's operations are highly dependent upon the interest rate-sensitive construction and steelmaking industries. Consequently, these marketplaces could experience lower levels of economic activity in an environment of rising interest rates or escalating costs (see *Business Environment* section included under Item 7 – MD&A of this Form 10-K).

Management has considered the current economic environment and its potential impact to the Company's business. Demand for aggregates products, particularly in the infrastructure construction market, is affected by federal, state and local budget and deficit issues. Further, delays or cancellations of capital projects in the nonresidential and residential construction markets could occur if companies and consumers are unable to obtain affordable financing for construction projects or if consumer confidence is eroded by economic uncertainty.

Demand in the nonresidential and residential construction markets, which combined accounted for 58% of the Company's 2024 aggregates shipments, is affected by interest rates. While the Federal Reserve lowered the target federal funds rate several times during 2024, it remains above historical levels.

Aside from these inherent risks from within its operations, the Company's earnings are also affected by changes in short-term interest rates and changes in enacted tax laws.

Variable-Rate Borrowing Facilities

At December 31, 2024, the Company had an $800 million Revolving Facility and a $400 million Trade Receivable Facility. Borrowings under these facilities bear interest at a variable interest rate. As of December 31, 2024, the Company did not have any outstanding variable-rate borrowings. However, any future borrowings under the credit facilities or outstanding variable-rate debt are exposed to interest rate risk.

Pension Expense

The Company's results of operations are affected by its pension expense. Assumptions that affect pension expense include the discount rate and, for the qualified defined benefit pension plan only, the expected long-term rate of return on pension assets. Therefore, the Company has interest rate risk associated with these factors. The impact of hypothetical changes in these assumptions on the Company's annual pension expense and accrued pension obligation is discussed in the *Critical Accounting Policies and Estimates – Pension Benefit Obligation and Pension Expense – Selection of Assumptions* section included under Item 7 – MD&A of this Form 10-K.

Income Tax

Any changes in enacted tax laws, rules or regulatory or judicial interpretation, or any change in the pronouncements relating to accounting for income taxes, could materially impact the Company's effective tax rate, tax payments, cash flow, financial condition and results of operations.

Energy Costs

Energy costs, including diesel fuel, natural gas, electricity, coal and petroleum coke, represent significant production costs of the Company. The cement product line and Magnesia Specialties business each have varying fixed-price agreements for a portion of their future energy requirements. The Company may be unable to pass along increases in the costs of energy to customers in the form of price increases for the Company's products. A hypothetical 10% change in the Company's energy prices in 2025 as compared with 2024, assuming constant volumes, would change 2025 energy expense by $32 million.



The following graph and accompanying table compare the five-year cumulative total return from December 31, 2019 to December 31, 2024 for (a) the Company's common stock, (b) the Standard & Poor's 500 Index, and (c) the Standard & Poor's 500 Materials Index.



COMPARISON OF CUMULATIVE TOTAL RETURN [1]

MARTIN MARIETTA, S&P 500 AND S&P 500 MATERIALS

CUMULATIVE TOTAL RETURN [1]
(as of December 31)

	2019	2020	2021	2022	2023	2024
Martin Marietta	$100.00	$102.59	$160.17	$123.76	$183.92	$191.44
S&P 500 Index	$100.00	$118.40	$152.39	$124.79	$157.59	$197.02
S&P 500 Materials Index	$100.00	$120.73	$153.67	$134.82	$151.73	$151.67

[1]Assumes that the initial investment in the Company's common stock and each index was $100, with quarterly reinvestment of dividends.



ADDITIONAL NON-GAAP RECONCILIATIONS

The net leverage ratio at December 31, 2024 for the trailing-twelve months consolidated Adjusted EBITDA is a non-GAAP measure. Management uses this ratio to assess its capacity for additional borrowings. The Company has elected to add back, for purposes of its Adjusted EBITDA calculation, acquisition, divestiture and integration expenses and the impact of selling acquired inventory after its markup to fair value as part of acquisition accounting subject to the following limitations. Effective January 1, 2024, transaction expenses and inventory acquisition accounting impacts are only excluded for transactions with at least $2 billion in consideration and transaction expenses expected to exceed $15 million. The calculation below is not intended to be a substitute for the Company's leverage covenant under the Credit Agreement.

(dollars in millions)	Twelve-Month Period January 1, 2024 to December 31, 2024
Net earnings from continuing operations attributable to Martin Marietta	$ 1,995
Add back (Deduct):	
Interest expense, net of interest income	128
Income tax expense for controlling interests	600
Depreciation, depletion and amortization expense and earnings/loss from nonconsolidated equity affiliates	564
Acquisition, divestiture and integration expenses	40
Nonrecurring gain on divestiture	(1,331)
Noncash asset and portfolio rationalization charge	50
Impact of selling acquired inventory after markup to fair value as part of acquisition accounting	20
Consolidated Adjusted EBITDA	$ 2,066
Consolidated debt at December 31, 2024	$ 5,413
Less: Unrestricted cash at December 31, 2024	(670)
Consolidated net debt at December 31, 2024	$ 4,743
Leverage ratio at December 31, 2024, for the trailing-twelve months consolidated Adjusted EBITDA	2.3 times

The Adjusted EBITDA margin at December 31, 2024 and 2023 is a non-GAAP measure. Management uses this measure to evaluate the Company's operating performance period to period.

years ended December 31 (in millions)	2024	2023
Consolidated Adjusted EBITDA	**$ 2,066**	$ 2,128
Revenues	**$ 6,536**	$ 6,777
Consolidated Adjusted EBITDA margin	**31.6%**	31.4%



Organizational Structure
(as of December 31, 2024)

West Group

East Group

Nova Scotia, Canada

Grand Bahama Island

♦ Corporate Headquarters
   (Raleigh, North Carolina)
■ Magnesia Specialties Manufacturing Facilities

Corporate Officers
(as of December 31, 2024)

C. Howard Nye
Chair, President and Chief Executive Officer

Roselyn R. Bar
Executive Vice President

James A. J. Nickolas
Executive Vice President, Chief Financial Officer

Donald A. McCunniff
Executive Vice President, Chief Human Resource Officer

Oliver W. Brooks
Senior Vice President, Enterprise Excellence

Robert J. Cardin
Senior Vice President, Controller and Chief Accounting Officer

Bradley D. Kohn
Senior Vice President, General Counsel and Corporate Secretary; Head of Government Affairs

Michael J. Petro
Senior Vice President, Strategy and Development





C. Howard Nye

Chair of the Board, President and Chief Executive Officer

Martin Marietta

Mr. Nye has served as Chair of the Board of Martin Marietta since 2014, as President since 2006 and as Chief Executive Officer and a Director since 2010. Mr. Nye previously served as Chief Operating Officer from 2006 to 2009. Prior to joining Martin Marietta in 2006, Mr. Nye spent nearly 13 years in a series of increasingly responsible positions with Hanson PLC, including as Executive Vice President of its North American building materials business.

Since 2018, Mr. Nye has been a member of the Board of Directors of General Dynamics Corporation (NYSE: GD), a global aerospace and defense company. From 2015 to 2018, Mr. Nye was also an independent director for Cree, Inc. (NASDAQ: CREE), an American manufacturer and marketer of lighting-class lighting products and semiconductors. Mr. Nye has been recognized by *Forbes* magazine as one of America's Most Innovative Leaders; he was previously recognized by both *Aggregates Manager* and *Pit & Quarry* magazines, as Aggman of the Year and a Hall of Fame inductee, respectively.

In addition to his educational, professional, executive and related roles, Mr. Nye is a past Chairman of the Board of each of the National Stone, Sand & Gravel Association (NSSGA), the American Road Transportation Builders Association (ARTBA) and the North Carolina Chamber. Mr. Nye is also a member of the Board of Directors and the Executive Committee of the United States Chamber of Commerce, the world's largest business organization. Mr. Nye has also served on numerous other state, local and/or philanthropic organizations including on the boards of directors of the UNC Health System and the Research Triangle Foundation and on the Board of Governors of RTI International.

Mr. Nye received a Bachelor's degree from Duke University and a Law degree from Wake Forest University.



Dorothy M. Ables

Former Chief Administrative Officer

Spectra Energy Corp.

Ms. Ables has been a Director since 2018. Ms. Ables held a number of executive positions with Spectra Energy and predecessor companies, including serving from 2008 to 2017 as the Chief Administrative Officer of Spectra Energy Corp., where she was responsible for human resources, information technology, support services, community relations and audit services. Prior to that, Ms. Ables served as Vice President of Audit Services and Chief Ethics and Compliance Officer for Spectra Energy, Vice President and Chief Compliance Officer for Duke Energy Corporation and Senior Vice President and Chief Financial Officer for Duke Energy Gas Transmission. Spectra Energy was a Fortune 500 Company and one of North America's leading pipeline and midstream companies prior to its acquisition by Enbridge in 2017 (NYSE: ENB). Ms. Ables started her career in the audit department of Peat, Marwick, Mitchell & Co.

Ms. Ables serves as Chair of the Audit Committee and a member of the Governance and Social Responsibility Committee of Coterra Energy (NSE: CTRA), an independent oil and gas company, which is the result of the merger of Cabot Oil & Gas Corporation (NYSE: COG) and Cimerex Energy Co. in October 2021. Ms. Ables served as an Independent Director of Cabot, an independent oil and gas company, where she was chair of the Audit Committee from 2019 to 2021 and a member of the Compensation Committee from 2015 to 2021. Ms. Ables served as a Director of Spectra Energy Partners, an affiliate of Spectra Energy Corp., from 2013 to 2017.

Ms. Ables attended the University of Texas at Austin where she earned a Bachelor of Business Administration degree in Accounting.



Sue W. Cole

Managing Partner

SAGE Leadership & Strategy, LLC

Ms. Cole has been a Director since 2002 and is currently the managing partner of SAGE Leadership & Strategy, LLC, an advisory firm for businesses, organizations and individuals relating to strategy, governance and leadership development.

Ms. Cole was previously a principal of Granville Capital Inc., a registered investment advisor, from 2006 to 2011. Before that, Ms. Cole served as Regional Chief Executive Officer of the Mid-Atlantic Region of U.S. Trust Company, N.A., from 2003 to 2006, and as Chief Executive Officer of U.S. Trust Company of North Carolina and its predecessor, North Carolina Trust Company.

Ms. Cole has previously served on the public-company board of UNIFI, Inc. (NYSE: UFI), one of the world's largest producers and processors of textured yarns. Ms. Cole has also been active in community and charitable organizations, including previously serving as Chairman of the North Carolina Chamber of Commerce, the North Carolina Biotech Center and the Greensboro Science Center. She is currently Chair of the National Association of Corporate Directors.

Ms. Cole attended the University of North Carolina at Greensboro where she earned a Bachelor of Science degree in Business Administration and a Master of Business Administration in Finance.





Anthony R. Foxx

Former Chief Policy Officer and Advisor to the President and Chief Executive Officer

Lyft

Mr. Foxx has been a Director since 2020. Mr. Foxx advises AutoTech Ventures, LLC, a Silicon Valley venture capital firm that focuses on surface transportation technology, and Hyperloop One, a new transportation technology inspired by Elon Musk and Tullco Investors. Mr. Foxx also serves on the Board of Directors of The Volcker Alliance and is a Senior Fellow at the Harvard University Kennedy School's Belfer Center for Science and International Affairs and a Distinguished Executive in Residence at Carnegie Mellon University. Mr. Foxx served from October 2018 to January 2022 as chief policy officer and advisor to the president and chief executive officer of Lyft.

Prior to joining Lyft, Mr. Foxx served as the seventeenth United States Secretary of Transportation from 2013 to 2017. Under Mr. Foxx's leadership, the Department of Transportation (DOT) established a first-ever policy framework for the safe integration of self-driving vehicles and leveraged $350 million in public and private funding to demonstrate how smart technology can change cities and local communities.

Mr. Foxx developed the Obama Administration's first surface transportation bill and worked on a bipartisan basis to get its congressional incarnation, the Fixing America's Surface Transportation Act, passed. He launched the DOT's first, and the Administration's most successful, Smart City Challenge, engaging more than 70 cities to develop their own strategies to incorporate new technologies into their transportation networks.

Previously, Mr. Foxx served as the mayor of Charlotte, North Carolina, from 2009 to 2013. First elected to the Charlotte City Council in 2005, upon his 2009 mayoral victory he became the youngest mayor in Charlotte's history and its second African-American mayor.

Mr. Foxx is also an independent director and member of the Audit Committee and Nominating and Governance Committee of CDW Corporation (NASDAQ: CDW), a leading multi-brand technology solutions provider to business, government, education, and healthcare customers, and NXP Semiconductors (NASDAQ: NXPI), a world leader in secure connectivity solutions for embedded applications.

Mr. Foxx received an undergraduate degree from Davidson College and a law degree from New York University.



John J. Koraleski

Lead Independent Director

Martin Marietta

Former Chairman of the Board, President and Chief Executive Officer

Union Pacific

Mr. Koraleski has been a Director since 2016. Mr. Koraleski served from February 2015 through his retirement in September 2015 as executive Chairman of the Board of the Union Pacific Corporation (UP), which through its subsidiaries operates North America's premier railroad franchise, covering 23 states across the western two-thirds of the United States. Prior to that, Mr. Koraleski was named President and Chief Executive Officer of the UP in 2012, elected as a Director of the UP in 2012 and appointed Chairman of the Board in 2014. Since joining the Union Pacific (Railroad) in 1972, Mr. Koraleski held a number of executive positions in the UP and the Railroad, including, Executive Vice President – Marketing and Sales from 1999 to 2012, Executive Vice President – Finance and Information Technology, Chief Financial Officer and Controller.

Mr. Koraleski served as the Chairman of The Bridges Investment Fund, Inc., a general equity fund whose primary investment objective is to seek long-term capital appreciation, from 2005 to 2012 and is a past Chairman of the Association of American Railroads.

Mr. Koraleski earned a Bachelor's degree and a Master's degree in Business Administration from the University of Nebraska at Omaha.





Mary T. Mack

Former Senior Executive Vice President, Chief Executive Officer of Consumer & Small-Business Banking
Wells Fargo & Company

Ms. Mack joined the Board of Directors in May 2024. Ms. Mack served as the Senior Executive Vice President, Chief Executive Officer of Consumer and Small-Business Banking at Wells Fargo & Company, a leading financial services company, from February 2018 through her retirement in the summer of 2023. Ms. Mack began her banking career with First Union, a predecessor of Wells Fargo, in 1984 and during her time with the company held numerous leadership positions, including CEO and president of Wells Fargo Advisors, LLC, one of the nation's largest full-service retail brokerage organizations.

Ms. Mack serves on Davidson College's board of trustees, and is a board member of Habitat for Humanity International.

Ms. Mack earned her Bachelor's degree in International Political Economy at Davidson College.



Laree E. Perez

Investment Consultant
DeRoy & Devereaux

Ms. Perez has been a Director since 2004 and is an investment consultant with DeRoy & Devereaux, an independent investment adviser, where she has provided client consulting services since 2015. Ms. Perez was previously Owner and Managing Partner of The Medallion Company, LLC, a consulting firm, from 2003 to 2015.

From 1996 until 2002, Ms. Perez was Vice President of Loomis, Sayles & Company, L.P. Ms. Perez was co-founder of Medallion Investment Company, Inc. and served as President and Chief Executive Officer from 1991 until it was acquired by Loomis Sayles in 1996.

Ms. Perez was previously a Director of GenOn Energy, Inc., a large power producer in the United States, where she was Chair of its Audit Committee and a member of its Risk and Finance Oversight Committee. In addition to civic and charitable organizations, Ms. Perez recently served as Vice Chairman of the Board of Regents at Baylor University and previously served on the Board of Trustees at New Mexico State University, where she was also Chairman of the Board.

Ms. Perez earned a Bachelor's degree from Baylor University in Finance and Economics.



Thomas H. Pike

President and Chief Executive Officer
Clinical Development at Fortrea

Mr. Pike has been a Director since 2019. Mr. Pike is Chairman and CEO of Fortrea (Nasdaq: FTRE). He has served in this position since Fortrea's launch as an independent company in July 2023. Mr. Pike joined the organization as President and CEO in January 2023 during Fortrea's spinoff from its parent company, Labcorp (NYSE: LH).

Mr. Pike has more than 30 years of global leadership, strategy and operations experience spanning a variety of industries. Mr. Pike was most recently CEO and a member of the Board of Directors of Quintiles Transnational Holdings, Inc. (NYSE: Q), a leading fully integrated biopharmaceutical services company offering clinical, commercial and consulting solutions worldwide, before its merger with IMS Health (NYSE: IQV) in 2016 to create IQVIA. Mr. Pike led Quintiles through a successful public offering and helped it grow into a Fortune 500 company. Under Mr. Pike's leadership, Quintiles was named one of the world's Most Ethical Companies in 2016. Mr. Pike retired in 2016 after Quintiles' merger with IMS Health.

Prior to Quintiles, Mr. Pike spent 22 years at Accenture (NYSE: ACN), a leading global professional services company, providing a broad range of services and solutions in strategy, consulting, digital, technology and operations, until 2009. At Accenture, Mr. Pike's roles included serving as Chief Risk Officer and Managing Director of the North America Health and Products business areas. Prior to that, Mr. Pike was the global Chief Operating Officer for Accenture's Resources operating group and had also served as Accenture's Chief Strategy Officer.

Since leaving Accenture in 2009 and until joining Quintiles in 2012, Mr. Pike was involved with a number of start-ups in the technology and healthcare sectors. Early in his career, Mr. Pike was a consultant at McKinsey & Company.

Mr. Pike earned his Bachelor of Science degree in accounting from the University of Delaware.





Donald W. Slager
Former President and Chief Executive Officer
Republic Services, Inc.

Mr. Slager has been a Director since 2016. Mr. Slager served from 2011 through his retirement in 2021 as the President and Chief Executive Officer of Republic Services, Inc., a service provider in the non-hazardous solid waste industry. Prior to this, Mr. Slager served as President and Chief Operating Officer. Mr. Slager also served as a Director of Republic Services from 2010 through his retirement.

Previously, Mr. Slager served as President and Chief Operating Officer for Allied Waste Industries, Inc., from 2005 to 2008, prior to its merger with Republic Services.

Mr. Slager is also an independent director and member of the Audit Committee, Finance Committee and Environmental, Safety & Sustainability Committee at Eastman Chemical Company (NYSE: EMN), a global specialty materials company that produces a broad range of products found in items people use every day. Mr. Slager previously served as a Director of UTi Worldwide Inc. from 2009 until its sale in 2016 to DSV A/S. UTi was a NASDAQ-listed international supply chain services and solutions company providing air and ocean freight forwarding, and other supply chain management services. Mr. Slager served as Chair of UTi's Nominating and Corporate Governance Committee and a member of its Compensation Committee. Mr. Slager also serves as a director on the Board for Phoenix Children's Hospital.



David C. Wajsgras
Chief Executive Officer
Intelsat

Mr. Wajsgras has been a director since 2020. Mr. Wajsgras is Chief Executive Officer of Intelsat, the foundational architects of satellite communications technology with a globalized network of integrated satellite and terrestrial communications, delivering critical broadband connectivity and media content distribution that impacts and transforms businesses and communities in more than 200 countries. He previously served as president of the Intelligence, Information and Services business of the former Raytheon Company, now part of Raytheon Technologies Corporation, a major U.S. aerospace and defense company that provides advanced systems and services for commercial, military and government customers worldwide. Mr. Wajsgras held that position from 2015 until the merger between Raytheon Corp. and United Technologies Corp. in 2020. Previously, Mr. Wajsgras served as Raytheon's senior vice president and chief financial officer from

2006 to 2015. Before joining Raytheon, Mr. Wajsgras was executive vice president and CFO of Lear Corporation, an American automotive manufacturing company. Prior to joining Lear, Mr. Wajsgras was corporate controller for Engelhard Corporation, a former American Fortune 500 company that supplied catalysts. He also held numerous financial management positions with Honeywell International, Inc., an American multinational conglomerate company. Mr. Wajsgras served as the chair of the board for Raytheon Australia.

Mr. Wajsgras is also an independent director and member of the Audit Committee and Compensation Committee at Parsons Corporation (NYSE: PSN), a digitally enabled solutions provider focused on the defense, intelligence, and critical infrastructure markets. Mr. Wajsgras also serves on the Center for a New American Security Advisory Board; the Intelligence and National Security Alliance Board of Directors; and is a member of the Massachusetts Cybersecurity Strategy Council. In 2019, WashingtonExec named Mr. Wajsgras to its top 25 list of executives and recognized him as its Intelligence Industry Executive of the Year. Mr. Wajsgras has appeared on Executive Mosaic's annual Wash 100 list of influential leaders in the government contracting arena and was named Federal Computer Week's prestigious Industry Eagle Award winner in 2018 for his pivotal role in the U.S. government Information Technology community. In 2012, Mr. Wajsgras was named one of the *Wall Street Journal's* 25 Best CFOs among the larger companies in the Standard & Poor's 500 Index.

Mr. Wajsgras earned his Bachelor's degree in accounting from the University of Maryland and a Master's degree in Business Administration from American University.

Board Committees

AUDIT COMMITTEE
David C. Wajsgras, *Chair*
Dorothy M. Ables | John J. Koraleski | Laree E. Perez

ETHICS, ENVIRONMENT, SAFETY AND HEALTH COMMITTEE
Dorothy M. Ables, *Chair*
Sue W. Cole | Anthony R. Foxx

EXECUTIVE COMMITTEE
C. Howard Nye, *Chair*
John J. Koraleski | Donald W. Slager

FINANCE COMMITTEE
Anthony R. Foxx, *Chair*
Laree E. Perez | Thomas H. Pike

MANAGEMENT DEVELOPMENT AND COMPENSATION COMMITTEE
John J. Koraleski, *Chair*
Mary T. Mack | Donald W. Slager | David C. Wajsgras

NOMINATING AND CORPORATE GOVERNANCE COMMITTEE
Donald W. Slager, *Chair*
Sue W. Cole | Thomas H. Pike



GENERAL INFORMATION

NOTICE OF PROXY

A formal notice of the Annual Meeting of Shareholders together with a proxy statement, will be mailed to each shareholder approximately four weeks prior to the meeting. Proxies will be requested by the Board of Directors in connection with the meeting.

ANNUAL REPORT ON FORM 10-K

Shareholders may obtain, with charge, a copy of Martin Marietta's Annual Report on Form 10-K, as filed with the Securities and Exchange Commission for the fiscal year ended December 31, 2024, by writing to:

Martin Marietta
Attention: Corporate Secretary
4123 Parklake Avenue
Raleigh, North Carolina 27612

REGISTERED SHAREHOLDER CONTACT INFORMATION

American Stock Transfer & Trust Company, LLC
Shareholder Services Department
6201 15th Avenue
Brooklyn, NY 11219

Toll Free: (800) 937-5449
Local & International: (718) 921-8124
Email: help@astfinancial.com
Website: www.astfinancial.com

Inquiries regarding your account records, issuance of stock certificates, distribution of dividends and IRS Form 1099 should be directed to American Stock Transfer & Trust Company, LLC.

COMMON STOCK

Listed: New York Stock Exchange
Stock Symbol: MLM

INDEPENDENT AUDITORS

PricewaterhouseCoopers LLP
4114 Center at North Hills Street, #500
Raleigh, North Carolina 27609

CORPORATE HEADQUARTERS

4123 Parklake Avenue
Raleigh, North Carolina 27612
Telephone: (919) 781-4550

INVESTOR RELATIONS

Martin Marietta press releases and filings with the Securities and Exchange Commission can be accessed via the Company's website.

Telephone: (919) 510-4736
Web site: **ir.martinmarietta.com**

CORPORATE CODE OF ETHICS

Martin Marietta's Code of Ethical Business Conduct booklet is posted on the Company's website, **www.martinmarietta.com**.



Martin Marietta
4123 Parklake Avenue
Raleigh, NC 27612
(919) 781-4550

www.martinmarietta.com
NYSE Stock Symbol: MLM